

SEC Mail Processing
Section

AUG 04 2010

Washington, DC
110



- Notice of 2010 Annual Meeting and Proxy Statement
- Fiscal 2010 Annual Report
- Shareholder Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

RBC BEARINGS INCORPORATED

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:



RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

July 29, 2010

To our Stockholders:

You are cordially invited to attend the RBC Bearings Incorporated annual meeting of stockholders at 9:00 a.m., local time, on September 8, 2010 at The Crowne Plaza, 1284 Strongtown Road, Southbury, CT 06488. The attached Notice of Annual Meeting and Proxy Statement describes all known items to be acted upon by stockholders at the meeting.

It is important that your shares are represented at the annual meeting, whether or not you plan to attend. To ensure your shares will be represented, we ask that you vote your shares using the enclosed proxy form for registered stockholders or the proxy voting instruction form for stockholders who hold shares through a broker or other nominee. If you vote by internet or telephone, it is not necessary for you to return your proxy form or voting instruction form in the mail. Please vote your shares as soon as possible.

If you are a registered stockholder and plan to attend the annual meeting, you will be required to present the detachable bottom portion of the enclosed proxy form to gain admission. If you hold shares through a broker or other nominee, you will be required to present a current statement from that institution showing an RBC Bearings Incorporated stockholding. Please note that the document evidencing your shareholdings, to be used to gain entry to the meeting, is non-transferable.

Please vote your shares promptly and join us at the meeting.

Sincerely,

Michael J. Hartnett
Chairman and Chief Executive Officer



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To our Stockholders:

The 2010 annual meeting of stockholders of RBC Bearings Incorporated will be held at The Crowne Plaza, 1284 Strongtown Road, Southbury, CT 06488, on Wednesday, September 8, 2010, beginning at 9:00 a.m. local time. At the meeting, the holders of the Company's outstanding common stock will consider and vote on the following matters:

(1) the election of two directors to serve a term of three years;

(2) the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for fiscal year 2011;

(3) the approval of an amendment to our 2005 Long Term Incentive Plan to provide for an increase in the number of authorized shares to be issued under our 2005 Long Term Incentive Plan from 2,239,170 to 2,939,170; and

(4) any other matter that may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on July 14, 2010 are entitled to notice of and to vote at the annual meeting and at any postponements or adjournments thereof. The directions to the meeting can be found in Appendix A of the attached proxy statement.

YOUR VOTE IS IMPORTANT:

Whether or not you expect to be present at the meeting, please vote your shares by following the instructions on the enclosed proxy card or voting instruction card. If your shares are held in the name of a bank, broker or other recordholder, you may be able to vote by telephone or internet. Their procedures should be described in the voting form they send you. Any person voting by proxy has the power to revoke it at any time prior to its exercise at the meeting in accordance with the procedures described in the accompanying proxy statement.

IF YOU PLAN TO ATTEND:

Please note that space limitations make it necessary to limit attendance to stockholders and one guest. Admission to the meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and seating will begin at 8:30 a.m. Each stockholder may be asked to present valid picture identification, such as a driver's license or passport. Stockholders holding stock in brokerage accounts ("street name" holders) will also need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras (including cellular phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

By order of the Board of Directors,

Michael J. Hartnett
Chairman and Chief Executive Officer

July 29, 2010



ONE TRIBOLOGY CENTER
OXFORD, CONNECTICUT 06478

ANNUAL MEETING OF STOCKHOLDERS

To Be Held September 8, 2010

PROXY STATEMENT

The Board of Directors (the "Board") of RBC Bearings Incorporated (the "Company") is soliciting proxies from its stockholders to be used at the annual meeting of stockholders to be held on Wednesday, September 8, 2010, beginning at 9:00 a.m., local time, at The Crowne Plaza, 1284 Strongtown Road, Southbury, CT 06488, and at any postponements or adjournments thereof. This proxy statement, a proxy card and the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 2010 are being mailed, or made available via the internet as described below, to stockholders on or about July 29, 2010. The fiscal year ended April 3, 2010 is referred to as "fiscal 2010" in this proxy statement.

This year, the Company is furnishing proxy materials to shareowners via the internet. If you received a Notice of Internet Availability of Proxy Materials ("Notice") by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report as well as how to submit your proxy over the internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials included in the Notice. We plan to mail the Notice to shareowners on or about July 29, 2010. We will also continue to mail a printed copy of this proxy statement and form of proxy to certain shareowners and we expect that mailing to also begin on or about July 29, 2010.

ABOUT THE ANNUAL MEETING

Why did I receive these materials?

We are soliciting proxies for the 2010 annual meeting of stockholders. You are receiving a proxy statement because you owned shares of our common stock on July 14, 2010 (the "Record Date"), and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, our Board and committees thereof, the compensation of directors and executive officers and other information that the Securities and Exchange Commission requires us to provide annually to our stockholders.

How may I obtain RBC Bearings' 10-K and other financial information?

A copy of our 2010 Annual Report, which includes our 2010 Form 10-K, is enclosed and incorporated by reference herein.

Stockholders may request another free copy of our 2010 Annual Report, which includes our 2010 Form 10-K, from:

Corporate Secretary
RBC Bearings Incorporated
One Tribology Center
Oxford, CT 06478

We will also furnish any exhibit to the 2010 Form 10-K if specifically requested. Stockholders may also find other filings with the SEC and corporate governance and other information on the investor relations page of our website at http://investor.rbcbearings.com/.

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the accompanying Notice of Annual Meeting of Stockholders. In addition, management will be available to respond to appropriate questions from stockholders.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the annual meeting. If you were a stockholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding share of RBC Bearings Incorporated common stock you owned as of the Record Date on each matter considered at the meeting. As of July 14, 2010, there were 21,753,162 shares of the Company's common stock outstanding and eligible to vote. There is no cumulative voting.

Who can attend the meeting?

Subject to space availability, all stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting, and each may be accompanied by one guest. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and seating will begin at 8:30 a.m. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

Please also note that if you hold your shares in "street name" (that is, through a broker, bank or other nominee), you will also need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the meeting.

Please let us know if you plan to attend the meeting by marking the appropriate box on the enclosed proxy card or, if you vote by telephone or internet, indicating your plans when prompted.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of the common stock outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the meeting. As of July 14, 2010, 21,753,162 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of common stock representing at least 10,876,582 votes will be required to establish a quorum.

Proxies received by the Company but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the meeting.

How do I vote?

If you are a holder of record (that is, your shares are registered in your own name with our transfer agent), you can vote either in person at the annual meeting or by proxy without attending the annual meeting. We urge you to vote by proxy even if you plan to attend the annual meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted. You can vote by proxy by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope.

If you hold your shares in "street name," you must either direct the bank, broker or other record holder of your shares as to how to vote your shares, or obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the voter instruction cards used by your bank, broker or other record holder for specific instructions on methods of voting, including by telephone or using the internet.

Your shares will be voted as you indicate. If you return the proxy card but you do not indicate your voting preferences, then the individuals named on the proxy card will vote your shares in accordance with the recommendations of the Board. The Board and management do not now intend to present any matters at the annual meeting other than those outlined in the Notice of the Annual Meeting of Stockholders. Should any other matter requiring a vote of stockholders arise, stockholders returning the proxy card confer upon the individuals named on the proxy card discretionary authority to vote the shares represented by such proxy on any such other matter in the manner they consider appropriate.

If you do not specify on the enclosed proxy card that is sent to the Company (or when giving your proxy over the internet or telephone) how you want to vote your shares, the proxy holders will vote them "FOR" the election of all nominees for director as set forth under Item 1, "FOR" the ratification of the appointment of the of independent auditors under Item 2 and "FOR" the approval of the amendment to our 2005 Long Term Incentive Plan to provide for an increase in the number of authorized shares under Item 3.

Can I change my vote after I return my proxy card?

Yes. If you are a stockholder of record, you may revoke or change your vote at any time before the proxy is exercised by filing with the Secretary of the Company a notice of revocation or a duly executed proxy bearing a later date or by attending the annual meeting and voting in person. For shares you hold beneficially in "street name," you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by employees of Broadridge Financial Solutions, Inc. ("Broadridge") and certified by the Inspectors of Election present at the meeting. If you are a stockholder of record, your signed proxy card is returned directly to Broadridge for tabulation. If you hold your shares in "street name" through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to Broadridge on behalf of all of its clients.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board. The Board's recommendations are set forth together with the description of each item in this proxy statement. In summary, the Board recommends a vote FOR each of the proposals.

Will stockholders be asked to vote on any other matters?

To the knowledge of the Company and its management, stockholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the meeting, the persons named as proxies for stockholders will vote on those matters in the manner they consider appropriate.

What vote is required to approve each item?

Election of Directors. Directors are elected by a plurality of the votes cast at the meeting. Each share of our common stock is entitled to one vote for each of the director nominees. A properly executed proxy marked "withhold authority", with respect to the election of one or more directors, will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Approval of Independent Registered Public Accounting Firm. The ratification of the appointment of PricewaterhouseCoopers LLP to serve as the Company's independent auditors for fiscal 2011 (Item 2) requires the affirmative vote of the majority of the votes cast.

Approval of an Amendment to Our 2005 Long Term Incentive Plan to Provide for an Increase in the Number of Authorized Shares to be issued under our 2005 Long Term Incentive Plan. The approval of an amendment to our 2005 Long Term Incentive Plan to provide for the increase in the number of authorized shares to be issued under our 2005 Long Term Incentive Plan from 2,239,170 to 2,939,170 (Item 3) requires the affirmative vote of the majority of the votes cast.

A properly executed proxy marked "abstain" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote "FOR" the nominee or your vote may be "WITHHELD" with respect to the nominee. You may not cumulate your votes for the election of directors.

For the ratification of PricewaterhouseCoopers LLP to serve as the Company's independent auditors for fiscal 2011, you may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on

such items.

If you hold your shares in "street name" through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the stockholder of record, and you are considered the beneficial owner of your shares. The Company has supplied copies of its proxy materials for its 2010 annual meeting of stockholders to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the annual meeting. The broker, bank or other nominee that is the stockholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, the broker, bank or other nominee is permitted to vote your shares on the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor, even if the broker, bank or other nominee does not receive voting instructions from you.

If the broker, bank or other nominee does not receive voting instructions from you, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal. If a quorum is present at the annual meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Item 1) or the voting on the approval of the amendment to our 2005 Long Term Incentive Plan to provide for an increase in the number of authorized shares (Item 3). The ratification of the appointment of the Company's independent auditors (Item 2) requires the affirmative vote of the majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the proposal. Brokers are allowed to vote on behalf of beneficial owners without instruction on Item 2. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Where can I find the voting results of the annual meeting?

The Company intends to announce the preliminary voting results at the annual meeting and publish the final results in its Current Report on Form 8-K which will be filed within four business days after the meeting.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, our Corporate Secretary must receive the written proposal at our principal executive offices no later than March 29, 2011. Such proposals also must comply with Rule 14a-8 of the SEC's regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
RBC Bearings Incorporated
One Tribology Center
Oxford, CT 06478

For a stockholder proposal that is not intended to be included in our proxy statement, the stockholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to approve the proposal and provide the information required by our by-laws and give timely notice to the Corporate Secretary in accordance with our by-laws, which, in general, require that the notice be received by the Corporate Secretary:

- Not less than 60 days prior to the next meeting, and

- Not more than 90 days prior to the next meeting.

In the event that less than 70 days' notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made.

How may I recommend or nominate individuals to serve as directors?

You may propose director candidates for consideration by the Board's Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at the address of our principal executive offices set forth above.

In addition, our by-laws permit stockholders to nominate directors for election at an annual stockholder meeting. To nominate a director, a stockholder must deliver timely notice of such stockholder's intent to make such nomination in writing to the Corporate Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 days prior to the date of the first anniversary of the previous year's annual meeting. In the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. To be in proper form, a stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a director at such meeting (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder, (B) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, (C) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

How may I obtain a copy of RBC Bearings' by-law provisions regarding stockholder proposals and director nominations?

You may contact the Corporate Secretary at our principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Who can help answer my questions?

If you have any questions about the annual meeting or how to vote or revoke your proxy or if you need additional copies of this proxy statement or voting materials, you should contact:

Broadridge Financial Solutions, Inc.
Registered Client Services Department
C/O Robert DeRiso
51 Mercedes Way
Edgewood, NY 11717
P 631-254-1641
F 631-254-7760
robert.deriso@broadridge.com

PROPOSALS SUBMITTED FOR STOCKHOLDER VOTE

ITEM 1—ELECTION OF DIRECTORS

The Board currently is composed of five directors serving staggered three-year terms and divided into three classes: Class I currently consists of Thomas J. O'Brien, Class II consists of Richard R. Crowell and Alan B. Levine and Class III consists of Michael J. Hartnett and Dr. Amir Faghri. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2012, 2010 and 2011, respectively. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class, and until the director's successor is duly elected and qualified, or until the director's resignation or removal.

The term of office of the Class II directors expires this year. Mr. Crowell is currently a director of RBC Bearings Incorporated and was appointed to the Board in June 2002. Mr. Levine is currently a director of RBC Bearings Incorporated and was appointed to the Board in October 2005. Our Nominating and Corporate Governance Committee reviewed the qualifications of the nominees for election to this class, and unanimously recommended that such nominees be submitted for re-election to the Board. If elected at the annual meeting, these nominees would serve until the 2013 annual meeting and until their successors are duly elected and qualified, or until the director's resignation or removal.

For a stockholder to nominate an individual for director at the 2011 annual meeting, the stockholder must follow the procedures outlined below under the caption "Stockholder Proposals and Director Nominations for the 2011 Meeting." Stockholders may also nominate a director to be considered by the Board for recommendation to the stockholders in the Company's proxy statement for the 2011 annual meeting by following the procedures outlined below under the caption "Director Nominations to be Considered by the Board."

If you sign your proxy or voting instruction card but do not give instructions with respect to voting for directors, your shares will be voted for the persons recommended by the Board. If you wish to give specific instructions with respect to voting for directors, you may do so by indicating your instructions on your proxy or voting instruction card.

If any nominee named herein for election as a director should for any reason become unavailable to serve prior to the annual meeting, the Board will, prior to the annual meeting, (i) reduce the size of the Board to eliminate the position for which that person was nominated, (ii) nominate a new candidate in place of such person and vote in favor of the new candidate all shares represented by stockholder proxies received by the Board, unless authority to vote for all candidates nominated by the Board is withheld, or (iii) leave the place vacant to be filled at a later time.

Information regarding the nominee, as of July 1, 2010, is set forth below, including his age, the period he has served on the Board and the nominee's business experience. The information presented below for the director nominee and the directors continuing in office has been furnished to the Company by such persons.

Nominees for Election for a Three-year Term Expiring at Our 2013 Annual Meeting

The following paragraphs provide information as of the date of this proxy statement about each nominee for director. The information presented includes information each director has provided us about his age (as of July 1, 2010), all positions he holds, his principal occupation and business experience for the past five years and the names of other publicly-held companies for which he currently serves as a director or has served as a director during the past five years. We have also provided below information regarding additional experience, qualifications, attributes and skills that lead our Board to the conclusion that each person should serve as a director. In addition to the information set forth below, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and ability to exercise sound judgment, as well as a commitment of service to our Company and our Board.

Alan B. Levine has been a director and chairman of our Audit Committee since October 2005. Mr. Levine served as Chief Financial Officer and Director of Virtual Access Networks, Inc. (2001 to 2002) and Chief Financial Officer and Treasurer of Marathon Technologies Corporation (1998 to 2001). He was also a member of the Board of Directors and Audit Committee Chair of MCK Communications before the company's merger in November 2003. Prior to this, Mr. Levine was with Ernst & Young LLP from 1974 to 1998, and was Partner from 1986 to 1998, where he established and directed an Entrepreneurial Services practice. From January 2007 until April 2010, he served as Vice President and Chief Financial Officer of the Graduate Management Admission Council. He currently serves the Graduate Management Admission Council as Vice President and Senior Advisor. He is a former Director and Audit Committee Chair of Nextera Enterprises. Mr. Levine earned a Bachelor of Arts degree from the University of Vermont. He also holds a Master of Accounting degree from the University of Arizona and was a certified public accountant. As chairman of our Audit Committee Mr. Levine has

demonstrated that he is valuable to the Audit Committee's function. He is the Company's designated "audit committee financial expert" as defined by SEC regulations. Mr. Levine brings to the Board extensive demonstrated expert knowledge and experience in accounting and finance from his Master of Accounting degree and as a former partner with Ernst & Young LLP and former Chief Financial Officer. This knowledge and experience gives Mr. Levine a perspective that he is able to use to help the Audit Committee and Board understand the highly technical issues management confronts on a daily basis and to serve as a critical resource for management. Mr. Levine's depth of business, accounting and financial experience make him an excellent candidate as a member of our Board.

Richard R. Crowell has been a director since June 2002 and chairman of the Compensation Committee since August 2005. Mr. Crowell is currently a Partner with Vance Street Capital LLC, a private equity investment firm he founded in 2007. Previously he was a partner of Aurora Capital Group, a private equity investment firm he co-founded in 1991. Prior to establishing Aurora in 1991, Mr. Crowell was a partner of Acadia Partners, a New York-based investment fund. From 1983 to 1987, he was a Managing Director, Corporate Finance for Drexel Burnham Lambert. He serves on the Board of Visitors for the UCLA Anderson School of Management. Mr. Crowell is a director of Process Fab Inc., Semicoa, MCSC and Klune Aerospace. All are private companies in the business of precision manufacturing and related services. Mr. Crowell earned an M.B.A. from UCLA's Anderson School and a B.A. from the University of California, Santa Cruz.

Mr. Crowell brings broad business, financial and executive leadership experience to the Board, developed through his leadership roles at Vance Street Capital LLC, Aurora Capital Group LLC, Acadia Partners and Drexel Burnham Lambert. He has extensive experience with a number of precision manufacturing and aerospace companies. In addition, Mr. Crowell's experience in private investment enables him to bring a valuable investor's view to our Board and his relationships across the financial community strengthen the Company's access to capital markets. His board memberships provide deep understanding of trends in the precision manufacturing and aerospace sectors, both of which present ongoing challenges and opportunities for the Company. Mr. Crowell's depth of business, operations and financial experience make him an excellent candidate as a member of our Board.

Vote Required

Directors are elected by a plurality of the votes cast at the meeting. Accordingly, Mr. Levine and Mr. Crowell will be elected if they receive more votes than any other nominees for a place on the Board.

The Board recommends a vote *FOR* the election to the Board of Directors of the nominees listed above.

ITEM 2—THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR FISCAL YEAR 2011

On June 10, 2010 the Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending April 2, 2011 "fiscal year 2011", and further directed that the Board submit the selection of PricewaterhouseCoopers LLP for ratification by the stockholders at the annual meeting. During fiscal year 2010, Ernst & Young LLP served as the Company's independent registered public accounting firm and also provided certain tax services. See "Principal Accountant Fees and Services" below. As previously disclosed by the Company in Current Report on Form 8-K filed on June 15, 2010, on June 9, 2010, the Audit Committee of the Board of Directors of the Company dismissed Ernst & Young LLP as the Company's independent registered public accounting firm. The audit reports of Ernst & Young LLP on the consolidated financial statements of the Company as of and for the fiscal years ended April 3, 2010 and March 28, 2009 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the Company's fiscal years ended April 3, 2010 and March 28, 2009 and through June 9, 2010, as confirmed by Ernst & Young LLP to the Company in writing, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference thereto in its reports on the financial statements of the Company for such years. During the Company's fiscal years ended April 3, 2010 and March 28, 2009 and through June 10, 2010, neither the Company nor anyone on the Company's behalf consulted PricewaterhouseCoopers LLP regarding any of the matters referred to in Item 304(a)(2)(i) and (ii) of Regulation S-K.

This proposal is put before the stockholders because the Audit Committee and the Board believe that it is good corporate practice to seek stockholder ratification of the Audit Committee's appointment of the independent auditors. If the appointment of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will consider the stockholders' vote when determining whether to continue the firm's engagement, but may ultimately determine to continue the engagement of the firm or another audit firm without re-submitting the matter to stockholders. Even if the appointment of PricewaterhouseCoopers LLP is ratified, the Audit Committee may in its sole discretion terminate the engagement of the firm and direct the appointment of another independent auditor at any time during the year if it determines that such an appointment would be in the best interests of our Company and our stockholders. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Vote Required

Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2011 requires the affirmative vote of a majority of the shares of the Company's common stock present in person or represented by proxy at the annual meeting and entitled to vote on the proposal.

The Board recommends a vote *FOR* the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal year 2011.

ITEM 3—INCREASE AUTHORIZED SHARES UNDER THE COMPANY'S 2005 LONG-TERM INCENTIVE PLAN

The Board and the Compensation Committee have determined that it is in the best interest of the Company and its shareholders to amend the Company's 2005 Long-Term Incentive Plan (the "Plan") to increase the number of shares of Common Stock available for issuance from 2,239,170 to 2,939,170 (the "Plan Amendment"). The Board and the Compensation Committee have approved the Plan Amendment to be effective as of the date of approval by the Company's shareholders. The Plan Amendment will not become effective unless shareholder approval is obtained at the annual general meeting of shareholders. The principal features of the Plan are summarized below and are qualified in their entirety by reference to the full text of the Plan. Copies of the Plan are available upon written request from Corporate Secretary, RBC Bearings Incorporated, One Tribology Center, Oxford, CT 06478.

Description of the Plan. We adopted the Plan effective upon the completion of our initial public offering in August 2005. The Plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. The purpose of the Plan is to provide our directors, officers and other employees and persons who engage in services for us with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

Administration of the Plan. The Plan is administered by our Compensation Committee, which consists solely of two or more "non-employee directors" (as defined in Rule 16b-3 under the Exchange Act). The Compensation Committee may make all decisions and determinations regarding the Plan as it deems necessary or advisable for the administration of the Plan. Our Board also has the authority to administer the Plan and to take all actions that the Compensation Committee is otherwise authorized to take under the Plan. The terms and conditions of each award made under the Plan, including vesting requirements, are set forth consistent with the Plan in a written agreement with the grantee.

Number of Shares. As of July 14, 2010, 2,239,170 shares of our common stock were authorized for issuance under the Plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Of this amount, options for 683,502 shares of common stock were awarded to Dr. Hartnett at the time of our initial public offering in August 2005 at an average price equal to the offering price of $14.50 per share and the remainder have been reserved for grants to our employees and directors at the discretion of our Compensation Committee. During fiscal 2010 the Company issued an additional 363,000 options for shares of common stock and 41,000 for restricted stock awards. As of July 14, 2010, the 2005 Long-Term Incentive Plan had 87,758 shares of common stock available for issuance pursuant to stock options or other equity awards. We may grant shares of restricted stock to our employees and directors in the future under the Plan. The Board and the Compensation Committee believe that this is not a sufficient number of shares of common stock to accomplish the objectives described above. The addition of 700,000 shares of common stock to the Plan will enable the Company to further promote these objectives. The Board and the Compensation Committee have resolved that from the total addition of 700,000 shares of common stock to the Plan, no more

than 350,000 will be used for restricted stock awards. On July 14, 2010, the per share closing price of the common stock was $29.47 as reported on Nasdaq.

Stock Options. Under the Plan, the Compensation Committee or the Board may award grants of incentive stock options and other non-qualified stock options. The Compensation Committee also has the authority to grant options that will become fully vested and exercisable automatically upon a change in control. The Compensation Committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan (other than the initial award to Dr. Hartnett discussed above), and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000 determined at the time of grant.

The Compensation Committee determines the exercise price and term of any option in its discretion, however, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. In the case of any incentive stock option, the option must be exercised within 10 years of the date of grant. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant.

Restricted Stock. Under the Plan, the Compensation Committee may award restricted stock subject to the conditions and restrictions, and for the duration that it determines in its discretion. The Board and the Compensation Committee have resolved that from the total addition of 700,000 shares of common stock to the Plan, no more than 350,000 will be used for restricted stock awards.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights, or SARs, subject to the terms and conditions contained in the Plan. Under the Plan, the exercise price of an SAR must equal the fair market value of a share of our common stock on the date the SAR was granted. Upon exercise of a SAR, the grantee will receive an amount in shares of our common stock equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised.

Performance Awards. The Compensation Committee may grant performance awards contingent upon achievement by the grantee or by us, of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

Eligibility. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the Plan. As of the date of this Proxy Statement, there are 6 officers, 4 directors other than the CEO who is an officer and a director, and approximately 1,200 employees who are eligible to receive grants under the Plan.

Federal Income Tax Consequences.

The following is a discussion of certain U.S. federal income consequences relevant to participants in the Plan who are subject to federal income tax and the Company. It is not intended to be a complete description of all possible tax consequences with respect to awards granted under the Plan and does not address state, local or foreign tax consequences. Accordingly, holders of awards granted under the Plan should consult their own tax advisers for specific advice with respect to all federal, state or local tax effects before exercising any options or share appreciation rights, and before disposing of any shares of stock acquired pursuant to an award. Moreover, the Company does not represent that the foregoing tax consequences apply to any particular participant's specific circumstances or will continue to apply in the future and makes no undertaking to maintain the tax status (such as an ISO) of any award.

Non-Qualified Stock Option. A participant who is granted a non-qualified stock option will not recognize income at the time the option is granted. Upon the exercise of the option, however, the excess, if any, of the market value of the common shares on the date of exercise over the option price will be treated as ordinary income to the participant, and the Company will generally be entitled to an income tax deduction in the same year in an amount measured by the amount of ordinary income taxable to the participant. The participant will be entitled to a cost basis for the common shares for income tax purposes equal to the amount paid for the common shares plus the amount of ordinary income taxable at the time of exercise. Upon a subsequent sale of such common shares, the participant will recognize short-term or long-term capital gain or loss, depending upon his or her holding period for such common shares.

Incentive Stock Options. A participant who is granted an ISO satisfying the requirements of the Tax Code will not recognize income at the time the option is granted and generally will not recognize income upon exercise of the option

provided such participant was an employee of the Company or a subsidiary at all times from the date of grant until three months prior to exercise. The excess of the fair market value over the option exercise price is, however, included in determining the participant's alternative minimum tax as of the date of exercise. If the participant does not dispose of shares received upon exercise of the option for one year after exercise and two years after grant of the option (the "Holding Period"), upon the disposition of such shares the participant will recognize long-term capital gain or loss based on the difference between the option exercise price and the fair market value of shares on the date of disposition. In such event, the Company is not entitled to a deduction for income tax purposes in connection with the exercise of the option. If the participant disposes of the shares received upon exercise of the option without satisfying the Holding Period requirement, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise of the option over the exercise price or (ii) the amount realized upon the disposition of such shares over the exercise price. Any further appreciation is taxed as short-term or long-term capital gain, depending on the participant's Holding Period. If the disposition fails to satisfy the Holding Period, the Company would be entitled to an income tax deduction in the same year in an amount measured by the amount of ordinary income taxable to the participant.

Share appreciation rights. A participant will generally not be taxed at the time a SAR is granted nor will the Company receive a tax deduction. Upon exercise of a SAR, a participant will recognize taxable income equal to the fair market value of the shares received on the exercise date. The Company will be entitled to an income tax deduction in the amount of such income recognized by the participant. SAR's that are paid in cash may be subject to taxation at vesting rather than at exercise because the tax treatment of certain SAR's is unsettled under Section 409A of the Tax Code (see the discussion below).

Restricted Shares and Restricted Share Units. A participant will not recognize any income at the time an award of restricted shares or restricted share units is granted, nor will the Company be entitled to a deduction at that time. In the year in which restrictions on the restricted shares lapse, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of vesting over the amount, if any, the participant paid for the shares. Similarly, upon the vesting of restricted share units, the participant will recognize ordinary income in an amount equal to the fair market value of the shares received. With respect to awards of both restricted shares and restricted share units, the Company will be entitled to a tax deduction at the same time and in the same amount as the participant recognizes income.

Performance Awards. A participant who is awarded performance shares will not recognize income and the Company will not be allowed a deduction at the time that the award is made. When a participant receives payment for performance shares in common shares, the fair market value of the shares received will be ordinary income to the participant. If payment is made in cash, the amount of cash received will be ordinary income to the participant. In either case, the Company will be entitled to a tax deduction in the amount of such income recognized by the participant.

Dividend Equivalents. A participant who is awarded dividend equivalents generally will not recognize taxable income, and the Company will not receive a tax deduction, until shares or cash are distributed pursuant to the award. When the participant receives payment for dividend equivalents in common shares or cash, the fair market value of the shares or the amount of cash received will be ordinary income to the participant and the Company will be entitled to a deduction in the amount of such income recognized by the participant.

The Compensation Committee will require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the grant, vesting or exercise of an award. In compliance with the American Jobs Creation Act of 2004, after January 1, 2005, the maximum federal withholding rate will be used for supplemental wage payments in excess of $1,000,000 during any taxable year.

Section 409A of the Tax Code. Certain awards under the Plan may be subject to Tax Code Section 409A. Section 409A was added to the Tax Code by the American Jobs Creation Act of 2004. Section 409A generally applies to compensation deferred under a nonqualified deferred compensation plan on or after January 1, 2005. Section 409A imposes new requirements on a participant's election to defer compensation and the participant's selection of the timing and form of distribution of the deferred compensation with respect to certain awards under the Plan. Also, Section 409A generally provides that the distributions must be made on or following the occurrence of certain events (*e.g* . the participant's "separation from service" (as defined in Section 409A), a predetermined date, or the participant's death). Section 409A imposes restrictions on a participant's ability to change his or her distribution timing or form with respect to awards under the Plan after the compensation has been deferred. For certain participants who are officers of the Company or its subsidiary corporations and who would otherwise receive a distribution upon separation from service, Section 409A requires that such participant's distribution commence no earlier than six months after such officer's "separation from service" (as defined in Section 409A).

Stock options, SAR's that are distributable in shares of Common Stock and restricted stock awards granted under the Plan generally are not considered deferred compensation subject to Section 409A. Restricted share unit awards and other

awards may be subject to Section 409A, depending on the terms of the award. The Company intends that awards made under the Plan that are subject to Section 409A will comply with the requirements of Section 409A.

A nonqualified deferred compensation plan must satisfy the requirements of Section 409A in form and in operation. If the Plan fails to satisfy the requirements of Section 409A, a participant in the Plan may recognize ordinary income on the amounts deferred under the Plan, to the extent vested, prior to when the compensation is actually or "constructively" received. Also, if a Plan fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as certain interest on amounts treated as tax underpayments related to such deferred compensation. Awards granted under the Plan are intended to comply with Section 409A to the extent applicable.

The Plan is not subject to any provision of ERISA, nor is it a qualified employee benefit plan under Section 401(a) of the Tax Code.

Amendment and Termination of the Plan. The Board may amend or terminate the Plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements. If not previously terminated by the Board, the Plan will terminate on August 15, 2015.

The foregoing is only a summary of the Plan and is qualified in its entirety by reference to its full text. A copy of the Plan, reflecting the Plan Amendment, is attached as Appendix B to this Proxy Statement.

New Plan Benefits. The amount of awards to be made under the Plan is not presently determinable.

In addition to the Plan, the Company has other stock-based compensation plans: The RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 1998 Stock Option Plan ("1998 Plan") and the RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 2001 Stock Option Plan ("2001 Plan"). No further options may be granted under the 1998 Plan or the 2001 Plan.

The Board recommends a vote *FOR* the approval of the amendment to the Company's 2005 Long-Term Incentive Plan to increase the number of shares of Common Stock available for issuance from 2,239,170 to 2,939,170.

ITEM 4—OTHER MATTERS

As of the date of this proxy statement, the Company knows of no business that will be presented for consideration at the 2010 annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in the manner the proxy holder considers appropriate.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Number of Meetings of the Board of Directors

The Board held 4 meetings during fiscal 2010. The standing committees of the Board held an aggregate of 8 meetings during fiscal 2010. Each director attended 100% of the aggregate number of meetings of the Board and the Board committees on which he served as a director during fiscal 2010.

Attendance at Annual Meetings of the Stockholders

All directors are encouraged to attend the annual meeting of the stockholders. All directors attended the 2009 annual meeting of shareholders either in person or by teleconference.

Director Independence

Certain rules of the Nasdaq Global Select Market ("Nasdaq") require that the Board be comprised of a majority of "independent directors," that each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee be comprised solely of "independent directors" as defined under Nasdaq rules.

Based upon the information submitted by each of the directors, and following the recommendation of the Nominating and Corporate Governance Committee, the Board has made a determination that all of our current directors, with the exception of Mr. Hartnett satisfy the "independence" requirements of Nasdaq and the Company's Corporate Governance

Guidelines. The standards for determining independence are those set forth in the Nasdaq listing standards and the Company's Corporate Governance Guidelines. The Company's Corporate Governance Guidelines can be found on our website at www.rbcbearings.com.

Executive Sessions

The Company's Corporate Governance Guidelines require the non-management directors to meet in executive sessions on a periodic basis without management. The presiding director, for purposes of leading these meetings, will be the Chairman of the Audit Committee. The non-employee members of the Board and the Audit Committee, respectively, met in executive session during every meeting held in fiscal 2010.

Communications between Stockholders and the Board

Stockholders may send communications to the Company's directors as a group or individually, by writing to those individuals or the group at the following address: RBC Bearings Incorporated, c/o the Corporate Secretary, One Tribology Center, Oxford, CT 06478. The Corporate Secretary will review all correspondence received and will forward all correspondence that is relevant to the duties and responsibilities of the Board or the business of the Company to the intended director(s). Examples of inappropriate communication include business solicitations, advertising and communication that is frivolous in nature, relates to routine business matters (such as product inquiries, complaints or suggestions), or raises grievances that are personal to the person submitting the communication. Upon request, any director may review communication that is not forwarded to the directors pursuant to this policy.

The Board has adopted a policy for submitting concerns regarding the Company's accounting or auditing matters. Reports may be sent to the Audit Committee through one of the following means: (1) calling the Company's Ethics Hotline at 1-866-247-5449, which is available 24 hours per day, 365 days per year, and leaving a recorded message and (2) in writing marked Private & Confidential to the Audit Committee, RBC Bearings Incorporated, c/o the General Counsel, One Tribology Center, Oxford, CT 06478. In each case, reports will be received by the Company's General Counsel who will forward the message to the Audit Committee. The confidentiality of all reports will be maintained to the extent consistent with law.

Committees of the Board of Directors

Our Board currently has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition, duties and responsibilities of these committees are described below. Committee members hold office for a term of one year. The charters for each of the committees is available on the Company's website at www.rbcbearings.com.

Audit Committee. The Audit Committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the Board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time and (12) reporting regularly to the full Board.

Our Audit Committee currently consists of Mr. Levine, Dr. Faghri and Dr. O'Brien, each of whom satisfies the current financial literacy requirements and independence requirements for audit committee members of the Nasdaq Global Select Market and the SEC. Our Board has determined that Mr. Levine qualifies as an "audit committee financial expert," as such term is defined in the regulations under the Exchange Act. The Audit Committee held 4 meetings in fiscal 2010.

Compensation Committee. The Compensation Committee is responsible for (1) reviewing key employee compensation goals, policies, plans and programs, (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers, (3) reviewing and approving employment contracts and other similar arrangements between the Company and our executive officers, (4) reviewing and consulting with the Board on the selection of the chief executive officer and evaluation of such officer's executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans, (6) approving overall compensation policies for the Company and (7) handling such other matters that are specifically delegated to the Compensation Committee by the Board from time to time. Our

Compensation Committee currently consists of Messrs. Crowell, Levine and Faghri, each of whom satisfies the independence requirements of the Nasdaq Global Select Market. The Compensation Committee held 3 meetings in fiscal 2010.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for: (1) evaluating the composition, size and governance of our Board and its committees and making recommendations regarding future planning and the appointment of directors to committees, (2) establishing a policy for considering stockholder nominees for election to our Board, (3) evaluating and recommending candidates for election to our Board, (4) overseeing our Board's performance and self-evaluation process and developing continuing education programs for our directors, (5) reviewing our corporate governance principles and policies and providing recommendations to the Board regarding possible changes, and (6) reviewing and monitoring compliance with our Code of Conduct and Ethics and our Insider Trading policy. Our Nominating and Corporate Governance Committee consists of Mr. Levine, Dr. O'Brien and Dr. Faghri, each of whom satisfies the independence requirements of the Nasdaq Global Select Market. The Nominating and Corporate Governance Committee held 1 meeting during fiscal 2010.

The Board seeks to have a diverse group of members who possess the background, skills and expertise to make a significant contribution to the Board, to the Company and its stockholders. Desired qualities include: high-level leadership experience in business or administrative activities, and significant accomplishment; breadth of knowledge about issues affecting the Company; proven ability and willingness to contribute special competencies to Board activities; personal integrity; loyalty to the Company and concern for its success and welfare; willingness to apply sound and independent business judgment; awareness of a director's vital role in assuring the Company's good corporate citizenship and corporate image; no present conflicts of interest; availability for meetings and consultation on Company matters; enthusiasm about the prospect of serving; willingness to assume broad fiduciary responsibility; and willingness to become a Company stockholder.

In evaluating candidates, the committee reviews all candidates in the same manner, regardless of the source of the recommendation. The policy of the Nominating and Corporate Governance Committee is to consider individuals recommended by stockholders for nomination as a director in accordance with the procedures described under "Other Matters—Stockholder Proposals and Director Nominations."

Corporate Governance Guidelines

The Board adopted a set of Corporate Governance Guidelines, which, among other things, sets forth the Company's expectations and policies with respect to the roles and responsibilities of the Board, director affiliations and conflicts, director compensation, standards of director conduct, and the qualifications and other criteria for director nominees. The Nominating and Corporate Governance Committee is responsible for periodically reviewing and reassessing the adequacy of these guidelines and recommending changes to the Board for approval.

Code of Business Conduct and Ethics

The Company's employees, officers and directors are required to abide by the Company's Code of Business Conduct and Ethics (the "Code of Ethics"), which is intended to insure that the Company's business is conducted in a consistently legal and ethical manner. The Code of Ethics covers areas of professional conduct, such as conflicts of interest, fair dealing, the protection of confidential information and compliance with laws, regulations and rules. Any waiver of the policies or procedures set forth in the Code of Ethics in the case of officers or directors may be granted only by the Board and must be promptly disclosed as required by law or the rules and regulations of the Nasdaq Global Select Market.

Board Risk and Compensation Risk Oversight

The Board has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management. The Board has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions. For example, the Audit Committee oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting as well as the Company's compliance with legal and regulatory requirements as well as risks associated with foreign exchange, insurance, credit and debt. The Corporate Governance and Nominating Committee oversees risks associated with sustainability. The Compensation Committee considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements. The full Board is responsible for considering strategic risks and succession planning and receives reports from each Committee as to risk oversight within their areas of responsibility.

The Company's senior management periodically reports on risk management policies and practices to the relevant

Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these.

Finally, as part of its oversight of the Company's executive compensation programs, the Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Board Diversity

The Company's policy on Board diversity relates to the selection of nominees for the Board. In selecting a nominee for the Board, the Nominating and Corporate Governance Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Nominating and Corporate Governance Committee does not have a specific policy regarding diversity when assessing candidates for the Board, but may consider various kinds of diversity such as diversity of professional background and capabilities, knowledge of specific industries and geographic experience, as well as the more traditional diversity concepts of race, gender and national origin experience and industry diversity, when considering whether to nominate an individual for Board membership. The Nominating and Corporate Governance Committee assesses the effectiveness of this objective when evaluating new director candidates and when assessing the composition of the Board. The Board of Directors believes it is important that its members represent diverse viewpoints and perspectives in their application of judgment to company matters.

Board Leadership Structure

The Board has no formal policy with respect to the separation of the offices of the Chairman and the Chief Executive Officer, which are currently combined. However, the Board understands that no single leadership model is right for all companies and at all times. The Board believes that it should have the flexibility to make decisions as to the Chairman position from time to time in the way that it believes will best provide effective leadership for the Company. Accordingly, the Board periodically reviews its leadership structure, including whether these offices should be separate. The Board has determined that the current structure consisting of combined roles of Chairman and Chief Executive Officer is an effective and appropriate leadership structure for the Company at this time. All the current members of our Board are independent, except for the CEO, and all of our Board committees are composed entirely of independent directors

To promote open discussion among the independent directors, the independent directors routinely meet in executive session without the participation of management at each regularly scheduled meeting of the Board. The Chairman of the Audit Committee leads the sessions of the Board in which management directors and other members of management are not present.

DIRECTOR COMPENSATION

Independent members of our Board are paid $50,000 per year, payable quarterly, and are entitled to annual stock option and restricted stock grants for their services at the discretion of the Compensation Committee and upon approval of the Board of Directors. During fiscal 2010 each director was granted stock options and shares of restricted stock as indicated in the table below. In addition, the Chairs of the Compensation and Audit Committees are entitled to an additional payment of $5,000 per year. In addition, our compensation policy provides for reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at Board meetings or of any committee thereof. The Compensation Committee reviews non-employee director compensation annually and recommends changes to the Board for approval.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard Crowell	55,000	22,730	21,150	-	-	-	98,880
Dr. Amir Faghri	50,000	22,730	21,150	-	-	-	93,880
Alan B. Levine	55,000	22,730	21,150	-	-	-	98,880
Dr. Thomas J. O'Brien	50,000	22,730	21,150	-	-	-	93,880

(1) These amounts represent 1,000 restricted stock units granted on November 16, 2009 at a market price on grant date of $22.73.

(2) These amounts represent 2,500 options to purchase common stock granted on November 16, 2009 at a market price on grant date of $22.73 and a weighted average fair value per share of $8.46.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since March 28, 2009 we have not been a party to, nor have we currently proposed, any transaction or series of similar transactions in which the amount exceeds $120,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation agreements and other agreements which are described in the "Executive Compensation" section of this proxy statement. The Company's Directors and executive officers are subject to the Company's Code of Conduct and Ethics Policy, which requires that an employee or Director avoid placing himself or herself in a position in which his or her personal interests could interfere in any way with the interests of the Company.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Director Compensation") and the reimbursement of expenses relating to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to the Company regarding beneficial ownership of the Company's common stock, as of July 1, 2010, by each director and each of the executive officers identified in the Summary Compensation Table in the "Executive Compensation" section of this proxy statement and by all of its directors and executive officers as a group (10 persons). The table lists the number of shares and percentage of shares beneficially owned based on 21,757,423 shares of common stock outstanding as of July 1, 2010. The figures in the table assume the exercise of all stock options currently exercisable or exercisable within 60 days of July 1, 2010. Information in the table is derived from Securities and Exchange Commission ("SEC") filings made by such persons under Section 16(a) of the Exchange Act and other information received by the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Michael J. Hartnett	1,000,391	4.6%
Daniel A. Bergeron	43,867	*
Thomas C. Crainer	52,033	*
Richard J. Edwards	52,267	*
Thomas J. Williams	32,833	*
Richard R. Crowell	36,826	*
Dr. Amir Faghri	10,566	*
Alan B. Levine	8,066	*
Dr. Thomas J. O'Brien	10,066	*
All directors and executive officers as a group (10 persons)	1,258,498	5.8%

* Less than one percent

(1) Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options and warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from July 1, 2010 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

The following table sets forth each shareholder which, as of July 1, 2010, is known by us to be the beneficial owner of more than 5% of our common stock. Information in the table is derived from SEC filings made by such persons pursuant to Section 13 of the Exchange Act and other information received by the Company. Except as indicated in the footnotes to this table, the entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Prudential Financial Inc., Jennison Associates LLC 466 Lexington Ave New York, NY 10017	1,905,042(a)	8.6%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202-1009	1,712,800(b)	7.9%
Kayne Anderson Rudnick Investment Management LLC 1800 Avenue of the Stars, 2nd Floor Los Angeles, CA 90067	1,597,169(c)	7.3%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,501,467(d)	6.9%
Keeley Asset Management Corp. 401 South LaSalle Street Chicago, IL 60605	1,383,600(e)	6.4%

Snyder Capital Management LP One Market Plaza Steuart Tower Ste 1200 San Francisco, CA 94105	1,230,924(f)	5.7%
Fred Alger Management, Inc. 111 Fifth Avenue 2nd Floor New York, NY 10003	1,167,229(g)	5.4%

(a) A filing of Form SC 13G/A with the SEC dated February 12, 2010, by Prudential Financial Inc. / Jennison Associates LLC indicated that it has or shares voting or investment power over 1,905,042 shares (8.6%) of the Company's outstanding common
(b) A filing of Form SC 13G/A with the SEC dated February 12, 2010, by T. Rowe Price Associates, Inc. indicated that it has or shares voting or investment power over 1,712,800 shares (7.9%) of the Company's outstanding common stock.
(c) A filing of Form SC 13G/A with the SEC dated February 9, 2010, by Kayne Anderson Rudnick Investment Management LLC indicated that it has or shares voting or investment power over 1,597,169 shares (7.3%) of the Company's outstanding common
(d) A filing of Form SC 13G with the SEC dated January 20, 2010, by BlackRock, Inc. indicated that it has or shares voting or investment power over 1,501,467 shares (6.9%) of the Company's outstanding common stock.
(e) A filing of Form SC 13G/A with the SEC dated February 5, 2010, by Keeley Asset Management Corp. indicated that it has or shares voting or investment power over 1,383,600 shares (6.4%) of the Company's outstanding common stock.
(f) A filing of Form SC 13G with the SEC dated February 12, 2010, by Snyder Capital Management LP indicated that it has or shares voting or investment power over 1,230,924 shares (5.7%) of the Company's outstanding common stock.
(g) A filing of Form SC 13G with the SEC dated February 5, 2010, by Fred Alger Management, Inc. indicated that it has or shares voting or investment power over 1,167,229 shares (5.4%) of the Company's outstanding common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that the Company's executive officers, directors and greater than 10% owners file reports of ownership and changes of ownership of the Company's common stock with the SEC and Nasdaq. Based on a review of ownership reports filed with the SEC during fiscal 2010, the Company believes that all Section 16(a) filing requirements were met during the year except as follows:

On July 14, 2009, Richard Crowell, filed a Form 4 reporting the sale of shares of Common Stock on the open market that occurred on June 23, 2009. Information necessary to the timely filing was not provided in time by Mr. Crowell's stock broker. This transaction reported on Form 4 was the only transactions by Mr. Crowell that was not reported on a timely basis during fiscal 2010.

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers as of July 1, 2010. Each director is elected for a three-year term or until such person's successor is duly elected and qualified.

Name	Age	Positions
Michael J. Hartnett	64	Chairman, President and Chief Executive Officer
Daniel A. Bergeron	50	Vice President, Chief Financial Officer and Assistant Secretary
Thomas C. Crainer	52	Vice President and General Manager
Richard J. Edwards	54	Vice President and General Manager
Thomas J. Williams	58	Corporate General Counsel & Secretary
Thomas Burigo	58	Corporate Controller
Richard R. Crowell	55	Director
Dr. Amir Faghri	59	Director
Alan B. Levine	66	Director
Dr. Thomas J. O'Brien	62	Director

Michael J. Hartnett has been the President and Chief Executive Officer since April 1992 and Chairman of the Board since June 1993. Prior to that, Mr. Hartnett served as President and General Manager of our Industrial Tectonics Bearings Corporation, or ITB, subsidiary from 1990, following eighteen years at The Torrington Company, one of the three largest bearings manufacturers in the U.S. While at Torrington Company, Mr. Hartnett held the position of Vice President and General Manager of the Aerospace Business Unit and was, prior to that, Vice President of the Research and Development Division. Mr. Hartnett holds an undergraduate degree from University of New Haven, a Masters degree from Worcester Polytechnic Institute and a Ph.D. in Applied Mechanics from the University of Connecticut. Mr. Hartnett has also developed numerous patents, authored more than two dozen technical papers and is well known for his contributions to the field of tribology, the study of friction. Mr. Hartnett currently serves as a director of Aftermarket Technology Corp., a publicly-held company in the business of re-manufacturing aftermarket components for automobiles, and as a director of Process Fab Inc., a private company in the business of precision manufacturing and related services. Mr. Hartnett provides our Board with significant leadership and executive experience. His proven leadership capability and his strong knowledge of the complex financial and operational issues facing mid-sized companies provides the Board with a unique and necessary perspective.

Richard R. Crowell has been a director since June 2002 and chairman of the Compensation Committee since August 2005. Mr. Crowell is currently a Partner with Vance Street Capital LLC, a private equity investment firm he founded in 2007. Previously he was a partner of Aurora Capital Group, a private equity investment firm he co-founded in 1991. Prior to establishing Aurora in 1991, Mr. Crowell was a partner of Acadia Partners, a New York-based investment fund. From 1983 to 1987, he was a Managing Director, Corporate Finance for Drexel Burnham Lambert. He serves on the Board of Visitors for the UCLA Anderson School of Management. Mr. Crowell is a director of Process Fab Inc., Semicoa, MCSC and Klune Aerospace. All are private companies in business of precision manufacturing and related services. Mr. Crowell earned an M.B.A. from UCLA's Anderson School and a B.A. from the University of California, Santa Cruz. . Mr. Crowell brings broad business, financial and executive leadership experience to the Board, developed through his leadership roles at Vance Street Capital LLC, Aurora Capital Group LLC, Acadia Partners and Drexel Burnham Lambert. He has extensive experience with a number of precision manufacturing and aerospace companies. In addition, Mr. Crowell's experience in private investment enables him to bring a valuable investor's view to our Board and his relationships across the financial community strengthens the Company's access to capital markets. His board memberships provide deep understanding of trends in the precision manufacturing and aerospace sectors, both of which present ongoing challenges and opportunities for the Company. Mr. Crowell's depth of business, operations and financial experience make him an excellent candidate as a member of our Board.

Dr. Amir Faghri has been a director since July 2004. Dr. Faghri is currently the United Technologies Endowed Chair Professor in Thermal-Fluids Engineering and was formerly the Dean of the School of Engineering at the University of Connecticut from 1998-2006, and the Head of the Mechanical Engineering Department from 1994-1998. While holding such academic and industrial positions as distinguished and chair professor, department head, and Dean, Dr. Faghri authored seven books and edited volumes, more than 260 archival technical publications (including 160 journal papers), and six U.S. patents. He has served as a consultant to several major research centers and corporations, including Los Alamos and Oak Ridge national laboratories, Exxon Mobil, and Intel Corporation. Dr. Faghri's technical productivity is further complemented by his service on the editorial boards of eight scientific journals. Dr. Faghri has received many honors and awards, including the prestigious 1998 American Institute of Aeronautics & Astronautics (AIAA) Thermophysics Award, the 1998 American Society of Mechanical Engineering (ASME) Heat Transfer Memorial Award and the 2005 ASME James Harry Potter Gold Medal. Dr. Faghri received his M.S. and Ph.D. degrees from the University of California at Berkeley (1974, 1976) and a B.S. with highest honors from Oregon State University (1973). As former Dean of the School of Engineering at the University of Connecticut from 1998-2006, and the Head of the Mechanical Engineering Department from 1994-1998 with financial oversight responsibilities for all engineering departments and research centers, Dr. Faghri provides the Company with a wealth of valuable executive and engineering experience. His association with U.S Corporations and academia provides the Company with valuable state of the art engineering resources and workforce development.

Alan B. Levine has been a director and chairman of our Audit Committee since October 2005. Mr. Levine served as Chief Financial Officer and Director of Virtual Access Networks, Inc. (2001 to 2002) and Chief Financial Officer and Treasurer of Marathon Technologies Corporation (1998 to 2001). He was also a member of the Board of Directors and Audit Committee Chair of MCK Communications before the company's merger in November 2003. Prior to this, Mr. Levine was with Ernst & Young LLP from 1974 to 1998, and was Partner from 1986 to 1998, where he established and directed an Entrepreneurial Services practice. From January 2007 until April 2010, he served as Vice President and Chief Financial Officer of the Graduate Management Admission Council. He currently serves the Graduate Management Admission Council as Vice President and Senior Advisor. He is a former Director and Audit Committee Chair of Nextera Enterprises.

Mr. Levine earned a Bachelor of Arts degree from the University of Vermont. He also holds a Master of Accounting degree from the University of Arizona and was a certified public accountant. As chairman of our Audit Committee Mr. Levine has demonstrated that he is valuable to the Audit Committee's function. He is the Company's designated "audit committee financial expert" as defined by SEC regulations. Mr. Levine brings to the Board extensive demonstrated expert knowledge and experience in accounting and finance from his Master of Accounting degree and as a former partner with Ernst & Young LLP and former Chief Financial Officer. This knowledge and experience gives Mr. Levine a perspective that he is able to use to help the Audit Committee and Board understand the highly technical issues management confronts on a daily basis and to serve as a critical resource for management. Mr. Levine's depth of business, accounting and financial experience make him an excellent candidate as a member of our Board.

Dr. Thomas J. O'Brien has been a director and Audit Committee member since February 2006. Dr. O'Brien has served as a professor at the University since 1986 and as the Head of the Finance Department from 1999 until 2007. Prior to this, Dr. O'Brien held positions at the University of North Carolina—Chapel Hill, Duke University, University of North Carolina—Charlotte and Florida State University. In addition to Dr. O'Brien's distinguished career as a professor, he has also written several books and has co-authored numerous papers and articles covering topics in finance. Dr. O'Brien earned a Bachelor of Arts degree in Economics from Davidson College. He received his MBA from the University of Pennsylvania and holds a Ph.D in Finance from the University of Florida. When he was elected as a director, Dr. O'Brien had established an impressive academic record in finance, and was Head of the Finance Department at the University of Connecticut. Dr. O' Brien provides the Company with a wealth of valuable academic finance knowledge and executive experience. His continuing association with the University of Connecticut provides the Company and the Audit Committee with a valuable state of the art finance resource.

Set forth below is information concerning our executive officers who are not directors.

Daniel A. Bergeron joined us in May 2003 as Vice President, Finance. On August 5, 2003, he was appointed Vice President and Chief Financial Officer and Secretary. From November 2002 through May 2003, he served as Vice President and Chief Financial Officer of Allied Healthcare International, Inc., a publicly-held provider of healthcare staffing services. Mr. Bergeron served as Vice President and Chief Financial Officer at Paragon Networks International, Inc., a telecommunications company, from June 2000 to October 2002. From April 1998 to February 2000, he served as Vice President and Chief Financial Officer of Tridex Corporation, a publicly-held software company. From July 1987 to March 1998, Mr. Bergeron held various financial reporting positions with Dorr-Oliver Inc., an international engineering and manufacturing company, including Vice President and Chief Financial Officer from 1994 to March 1998. Mr. Bergeron holds a B.S. in Finance from Northeastern University and a M.B.A. from the University of New Haven.

Thomas C. Crainer joined us in 1986 as Plant Manager at the ITB division in California and was promoted to General Manager in 1995 and Vice President and General Manager in 2008. In 2000, Mr. Crainer became General Manager for RBC Schaublin. In 2003, he returned to the U.S. to assume additional responsibilities for our Heim Bearings, Engineered Component and Aircraft Products facilities. He had previously been employed for six years at TRW Bearing in Falconer, NY as Manufacturing Supervisor, Production Control Manager and Manufacturing Manager. He received an undergraduate degree in Business Administration from St. Bonaventure University and in 1991 he received an M.B.A. from the University of Phoenix.

Richard J. Edwards joined us as Manufacturing Manager for the Hartsville, South Carolina facility in 1990. After holding the positions of Plant Manager for the Hartsville Plant, and Director of Operations for the RBC Divisions, he was named Vice President and General Manager for the RBC Divisions in 1996. Prior to joining us, Mr. Edwards spent six years with the Torrington Company as Materials Manager, and later Plant Superintendent in the Tyger River plant. He holds a Bachelor of Science degree in Management from Arizona State University.

Thomas J. Williams joined us as Corporate General Counsel and Secretary in May 2006. From April 2001 through May 2006, he served as Assistant General Counsel of Ingersoll-Rand Company, a publicly-held manufacturing company. Mr. Williams was a member of the law firm of Pepe & Hazard LLP and was with the firm from February 1999 to April 2001. From February 1998 to February 1999, Mr. Williams was engaged in the private practice of law and financial planning. From August 1981 to February 1998, Mr. Williams served as Director of International Taxes and subsequently as Associate General Counsel and Assistant Secretary for The Stanley Works a publicly-held manufacturing company. From October 1973 to August 1981 Mr. Williams was employed by the Internal Revenue Service in Boston and New York as an Internal Revenue Agent and International Examiner. Mr. Williams holds a B.S.B.A. in Accounting from Stonehill College and a J.D. from Suffolk University and was a licensed certified public accountant.

Thomas M. Burigo joined us as Manager of Accounting in 2003. He was promoted to Director of Accounting in 2005 and to Corporate Controller in 2006. From 1999 through 2002, he was employed by BrandDirect Marketing, Inc. as Director

of Financial Reporting. Mr. Burigo had previously been employed for 10 years by Caldor Corporation, a publicly-held discount retail chain, holding various accounting and financial reporting positions. He holds a Bachelor of Arts degree in Mathematics from Boston College, an M.B.A in Accounting from Iona College and is a licensed certified public accountant.

There are no family relationships between any of our directors or executive officers.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee has responsibility for determining the compensation of the Company's Chief Executive Officer ("CEO") and for the review and approval of the CEO's recommendations regarding the compensation of other executive officers. The Compensation Committee also has the sole authority to retain and terminate any executive compensation consultants engaged to provide advice to the Compensation Committee in discharging its responsibilities and to retain other professional advisors, when necessary or appropriate. All goals and objectives and related compensation decisions regarding executive officers other than the CEO are determined in discussion with, and are based upon the recommendation of, the CEO, who is in the best position to initially assess performance. The Compensation Committee does not delegate any of this authority discussed above to any other person or persons.

The Compensation Committee evaluates the CEO's performance, and makes all determinations regarding compensation of the CEO, including the review and approval of corporate goals and objectives related to the CEO's compensation and evaluating the performance of the CEO in light of agreed upon goals and objectives and in accordance with the CEO's July 1, 2005 Employment Agreement and new April 4, 2010 Employment Agreement.

The Compensation Committee, in consultation with the Board of Directors, the CEO and senior management, also has the authority to develop and approve the Company's executive compensation philosophy, including the balance between or mix of base salaries, cash and equity-based incentive compensation and other compensation components for the CEO and other executive officers. The Compensation Committee also makes recommendations to the full Board with respect to the compensation of directors for service on the Board.

Compensation Objectives and Philosophy

The Company's compensation program is designed to reward executives based on favorable performance and results. Compensation policies and plans (including benefits) are designed to attract and retain top quality and experienced executives by providing the opportunity to earn competitive cash compensation based on corporate, business unit and individual performance, plus the opportunity to accumulate stock-based wealth commensurate with the long-term growth and value created for RBC Bearings' stockholders.

The Company seeks to attract executive talent by offering competitive base salaries and annual and long-term performance incentive opportunities. The Company provides incentives that promote both the short and long-term financial and strategic objectives of the Company. Achievement of short-term objectives is rewarded through base salary and annual performance incentives, while long-term incentive grants (primarily stock options and restricted stock) encourage executives to focus on and align themselves with the Company's long-term goals as well. These incentives are based on financial objectives of importance to the Company, including revenue and earnings growth and creation of stockholder value. The Company's compensation program also accounts for individual performance, which enables the Company to differentiate among executives and emphasize the link between personal performance and compensation.

The Compensation Committee compares the Company's senior management compensation levels with those of a peer group of companies in industries related to the Company and similar-size companies in the bearings industry.

The companies in such peer group of companies are:

Bucyrus International Inc.
Circor International Inc
Ducommun Inc.
Flow International Corp.
Foster (LB) Co.
Franklin Electric Co. Inc.
GSI Group Inc.
Hardinge Inc.

Heico Corp.
Intermagnetics General Corp.
Kaydon Corp.
MKS Instruments Inc.
Newport Corp.
NN Inc.
Rofin Sinar Technologies Inc.
Twin Disc Inc.

In addition, the Compensation Committee and senior management periodically review the effectiveness and competitiveness of the Company's executive compensation structure with the assistance of independent consultants. Such consultants generally report directly to the Compensation Committee; however, senior management has engaged, and may in the future engage, compensation consultants, subject to Compensation Committee approval and oversight.

The key elements of executive compensation are base salary, annual performance incentive awards and long-term incentive awards. The Compensation Committee targets the base salary element to deliver compensation to each executive and all executives as a group within the mid-level range of compensation for persons having similar responsibilities at companies in the comparison group. The Compensation Committee targets the annual performance incentive awards and long-term incentive awards elements to deliver compensation to each executive and all executives as a group that exceeds industry average ranges of compensation for persons having similar responsibilities at companies in the comparison group based on an assessment of performance by the CEO. Based on the last competitive compensation assessment conducted by compensation consultants for the Company, such incentive awards were targeted at the 60th percentile of industry average ranges in the aggregate as a group.

Compensation Program Components

The Compensation Committee regularly reviews and updates the Company's compensation program for the CEO and other executive officers to ensure that compensation levels and benefits are competitive and reasonable using the guidelines described above. The particular elements of the compensation program for the CEO and other executive officers are set forth in more detail below.

Base Salaries

The base salary of the CEO is determined in accordance with the CEO's July 1, 2005 Employment Agreement, and as of April 4, 2010 a new Employment Agreement. The Compensation Committee annually reviews and approves the CEO's recommendations with respect to base salaries of other executive officers. In the case of the other executive officers, the CEO and Compensation Committee take into account the results achieved by the individual executive officer, his or her future potential, scope of responsibilities and experience and competitive salary practices. Base salary levels for the other executive officers are primarily determined by the CEO and approved by the Compensation Committee at levels the CEO and Compensation Committee deem appropriate to attract and retain the level of competence necessary for the position. Annually, thereafter, base salaries for the other executive officers are determined by an assessment of the individual executive officer's sustained performance, the impact of such performance on the results of the Company, and such salary's competitive relationship to industry and market level considerations within the ranges the Compensation Committee considers reasonable and necessary for that executive officer position.

Annual Incentive Compensation Plan

Under the Company's annual incentive compensation plan, the Company pays performance-based annual incentive awards, the details of which are disclosed in the SUMMARY COMPENSATION table below, focused on matching rewards with results.

In the case of the CEO, and in accordance with the CEO's July 1, 2005 Employment Agreement, and as of April 4, 2010 a new Employment Agreement, the CEO is entitled to an annual performance bonus equal to (x) a percentage of the CEO's base salary determined at the discretion of the Board of Directors if the percentage of the Company's actual EBITDA to plan is less than ninety percent and (y) an amount ranging up to two hundred percent of the CEO's base salary if the percentage of the Company's actual EBITDA to plan is one hundred ten percent or higher.

The Vice President and Chief Financial Officer, is eligible for an annual performance bonus targeted to equal fifty percent of his base salary. The bonus is determined at the discretion of the CEO if the percentage of the Company's actual EBITDA to plan is less than ninety percent and can reach up to one hundred twenty five percent of the targeted annual performance bonus if the percentage of the Company's actual EBITDA to plan is one hundred five percent or higher.

In the case of executive officers in charge of operating segments, for the Company's 2007 fiscal year each is eligible for a cash incentive bonus targeted to equal fifty percent of base salary. The amount of the bonus is based on performance to plan goal which is comprised of sales plus depreciation less total factory cost. If one hundred percent of the established plan goal is achieved then the bonus is equal to fifty percent of base salary. For each one percent of achievement above or below the plan goal there is a corresponding five percent reduction or increase to the bonus earned. A discretionary adjustment can also be made by the CEO based on a subjective assessment of the individual performance.

In the case of executive officers in charge of operating segments, for the Company's 2008 fiscal year and beyond, each is eligible for a cash incentive bonus targeted to equal sixty percent of base salary. The targeted percentage is made up of three elements: (1) thirty percent of base salary upon achieving one hundred percent of the established annual revenue and profit plan, with a minimum threshold of more than eighty percent of plan, with an opportunity to earn up to sixty percent of base salary if the achievement is equal to one hundred and twenty percent of plan; (2) up to fifteen percent of base salary based on year to year revenue growth achievement in excess that percentage equal to two times U.S. Gross Domestic Product; and (3) up to fifteen percent of base salary, at the discretion of the CEO, upon achievement of acceptable customer service levels, development of human resources and the Company's overall performance.

Other executive officers are entitled to an annual performance bonus targeted to equal a percent of their base salary determined at the discretion of the CEO based on the Company's overall performance and the individual's performance.

Long-Term Equity Incentive Program

The Company's 2005 Long-Term Incentive Plan provides for grants of stock options, restricted stock and other types of equity awards for executive officers and other key managers. The objectives of the 2005 Long-Term Incentive Plan are to align management and shareholder long-term interests by creating a strong and direct long-term relationship between executive compensation and shareholder returns. The Compensation Committee strongly believes that by providing those individuals who have substantial responsibility for the management and growth of the Company with an opportunity to increase their ownership of Company common stock, the best interests of shareholders, executive officers and key managers are more closely aligned. If equity incentives are to be awarded to executive officers, the grant is based upon the perceived incentive that grant will provide and the benefits that the grant may have on long-term shareholder value. The determination of the number of shares granted is based upon the level and contribution of the employee. Our directors, executive officers and certain other employees are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

The Compensation Committee generally provides that equity incentives vest over a period of three to five years which increases the long-term aspect of these awards. As a result of the extended vesting schedule, the dollar value of these stock-based incentives can appreciate to substantial amounts since there is a longer time period for the Company stock price to appreciate. Further, the Compensation Committee believes that the extended vesting of equity incentives also promotes retention and spreads compensation expense over a longer term. This expense is amortized over the vesting period of the equity incentive subject to the provisions of FAS 123(R) (now ASC 718). Because the Company's tax deduction is based on the fair market value at the time restrictions lapse, the after-tax cost of this program can be very favorable to the Company based on future appreciation of Company common stock.

Stock Options

Executives (including the executive officers) receive nonqualified stock options that:

- have an exercise price equal to the fair market value of common stock on the date of grant;
- typically vest over a three to five-year period in equal amounts each year; and
- expire seven years after the date of grant.

Under accounting rules, the value of the stock options at the time of grant is expensed over the vesting period in the year the options are earned. When executives exercise stock options, they are taxed at ordinary income tax rates (subject to withholding) and the Company receives a corresponding tax deduction.

Restricted Shares

Executives (including certain executive officers) receive restricted shares that typically vest over a three to five year period in equal amounts each year.

Under accounting rules, the grant date fair value is expensed over the service/vesting period based on the shares that are earned. The executives are taxed at ordinary income tax rates (subject to withholding) when the shares vest, and the Company receives a corresponding tax deduction.

As of the end of the Company's 2010 fiscal year, there remained 112,758 shares available for issuance as restricted shares under the 2005 Long-Term Incentive Plan.

For further information regarding Base Salary, Annual Incentive and the Long-Term Equity Incentive Program for the CEO and certain other executive officers, see "Summary Compensation" below.

Retirement Plans

The Company does not maintain any pension programs for the benefit of the CEO or other executive officers. The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code for all of its employees not covered by a collective bargaining agreement. The CEO and other executive officers are entitled to participate in this 401(k) plan on the same terms and conditions as all other eligible employees subject to a 5% of eligible employee compensation participation limit for highly compensated employees. The plan is funded by eligible participants through employee contributions and by the Company through matching contributions equal to 30% of the first 6% of eligible employee compensation. These employee matching contributions were suspended by the Company on January 1, 2009 and reinstated on April 4, 2010 by the Company through matching contributions equal to 10% of the first 3.5% of eligible employee compensation.

Supplemental Executive Retirement Plan

To attract and retain highly qualified senior management executives, the Company has adopted a Supplemental Executive Retirement Plan ("SERP"). The SERP is a nonqualified supplemental pension plan for executives selected by the CEO that provides pension benefits in excess of those provided by the Company's 401(k) plan discussed above. Effective September 1, 1996, the Company adopted a non-qualified Supplemental Executive Retirement Plan ("SERP") for a select group of highly compensated management employees designated by the CEO. The SERP allows eligible employees to elect to defer, until termination of their employment, the receipt of up to twenty five percent of their current compensation. The Company makes contributions equal to fifty percent of the deferral amount, up to seven percent of the employees' annual compensation, which vest in full after three years of service following the effective date of the SERP. The SERP was amended in August 2008, allowing eligible employees to defer up to 75% of their current salary and up to 100% of bonus compensation. Also, the vesting period was reduced to one year of service.

The matching contributions were suspended by the Company on January 1, 2009 and will be evaluated in the future for reinstatement based on economic conditions.

Employment Agreements

On July 1, 2005, the Company entered into an employment agreement with Michael J. Hartnett, in connection with his appointment as President and CEO of the Company. A copy of the agreement is filed as Exhibit 10.19 to Amendment No. 4 to the Form S-1 Registration Statement dated August 8, 2005. On April 22, 2010 the Company entered into a new Employment Agreement with Dr. Michael J. Hartnett, effective April 4, 2010, pursuant to which Dr. Hartnett will continue to be employed as President, Chief Executive Officer and Chairman of the Board of Directors of the Company. The new Employment Agreement replaces the July 1, 2005 Employment Agreement, has a two year initial term with automatic annual renewals thereafter, is substantially similar to his current Employment Agreement and provides for (i) the continuation of his current base salary and annual performance bonus formula based on the Company's performance in relation to an approved operating plan; and (ii) an amended change in control provision consistent with those provisions previously approved for other Executive Officers of the Company and discussed under "Change-in-Control Compensation Agreement". A copy of the April 4, 2010 new Employment Agreement is filed as Exhibit 10.19 to Current Report on Form 8-K dated April 26, 2010. No other executive officers have employment agreements and are employed "at will".

Perquisite Programs

The Company's executive officers are eligible to participate in the Company's broad-based benefit programs, including health, disability and life insurance, and relocation programs. The perquisites provided to the CEO are set forth in Schedule A to the CEO's July 1, 2005 Employment Agreement and the April 4, 2010 new Employment Agreement. Certain named executive officers may also receive certain Company- provided perquisites including, reimbursement of certain personal expenses, a leased vehicle or a vehicle allowance. These items are intended to provide those executives with a competitive

perquisite program. For further information regarding specific perquisites provided to the named executive officers, see "Summary Compensation" below.

Change-in-Control Compensation Agreement

Change-in-control compensation agreements generally protect income for key executives who would likely be involved in decisions regarding and/or successful implementation of merger/acquisition activity and who are at risk for job loss if a takeover occurs. We believe it is in the best interests of the Company and its stockholders to have such an agreement with our CEO and other executive officers in order (i) for the Board to be able to receive and rely upon the executive's advice and counsel as to the best interests of the Company and its shareholders without concern that they might be distracted or influenced by the personal uncertainties and risks created by merger and/or acquisition proposals or threats, and (ii) to encourage them to remain with the Company and to continue to devote full attention to the Company's business.

The April 4, 2010 new Employment Agreement with Michael J. Hartnett provides that in the event of his termination of employment due to a Change-in-control of the Company, he will generally be entitled to a payment equal to 2.5 times his annual base salary plus 2.5 times his target incentive compensation in effect at termination.

On February 1, 2010, the Company entered into Change in Control Letter Agreements with Daniel A. Bergeron, Thomas Burigo, Thomas C. Crainer, Richard J. Edwards, and Thomas J. Williams. Each Change in Control Letter Agreement entitles the executive to severance benefits if his employment with the Company is terminated under certain circumstances within 24 months after a change in control of the Company. The amount of severance will generally be equal to 150% of the executive's annual base salary plus 150% of the executive's target incentive compensation in effect at termination. In addition, each executive will be entitled to a pro-rata annual bonus for the year in which his termination of employment occurs and to continue participating in the Company's welfare benefit programs for up to 18 months following his termination of employment. The Change in Control Agreements also commit the executives to remain employed with the Company in the event of a tender or exchange offer and includes a non-compete covenant for 12 months following the executive's termination of employment due to a change in control.

The form of the Change in Control Letter Agreement entered into with each of the named executives is attached as Exhibit 10.1 to Form 10-Q filed February 1, 2010.

In addition, the restricted stock grants and stock options owned by Michael J. Hartnett and the other executive officers, contain change-in-control provisions. If a Holder ceases to be an employee because he or she is terminated without cause (as defined in the 2005 Long-Term Incentive Plan) within 18 months after a change-in-control (as defined in the 2005 Long-Term Incentive Plan), all then unvested restricted stock and stock options shall vest on the date the Holder ceases to be an employee. In addition, if there is a change-in-control of the Company or similar event, the Compensation Committee may, in its discretion, provide for the lapsing of restrictions on a participant's restricted stock and the vesting of stock options on such terms and conditions as it deems appropriate.

Compensation Committee Policy Regarding Compliance with Section 162 (m) of the Internal Revenue Code of 1986 (the "Code")

Section 162(m) of the Internal Revenue Code (the "Code") precludes a public corporation from taking a deduction for compensation in excess of $1 million in any taxable year for its chief executive officer or any of its four other highest paid executive officers, unless certain specific and detailed criteria are satisfied.

The Compensation Committee considers the anticipated tax treatment to the Company and the executive officers in its review and establishment of compensation programs and payments. The deductibility of some types of compensation payments can depend upon the timing of an executive's vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the Compensation Committee's control also can affect deductibility of compensation. For these and other reasons, the Compensation Committee has determined that it will not necessarily seek to limit executive compensation to that deductible under Section 162(m) of the Code.

The Compensation Committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies and as determined to be in the best interests of the Company and its stockholders.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the 2010 fiscal year were Richard R. Crowell, Alan B. Levine and Amir Faghri. No member of the Compensation Committee was at any time during fiscal year 2010 or at any other time an officer or employee of the Company, and no member had any relationship with the Company requiring disclosure as a related-party transaction in the section "Certain Relationships and Related Transactions" of this proxy statement. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board or the Compensation Committee during fiscal year 2010.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis. Based on that review and discussion, the members of the Compensation Committee identified below recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee of the Board of Directors of RBC Bearings Incorporated

Richard R. Crowell (Chairman)
Alan B. Levine
Dr. Amir Faghri

SUMMARY COMPENSATION

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)(1)	(d)(2)	(e)(3)	(f)(3)	(g)(4)	(h)	(i)	(j)
Michael J. Hartnett	2010	643,580	-	568,250	846,000	- (10)	-	31,483 (5)	2,089,313
	2009	668,156	-	509,250	767,000	830,142	-	48,887 (5)	2,823,435
	2008	635,506	-	797,750	1,274,000	1,312,684	-	103,489 (5)	4,123,429
Daniel A. Bergeron	2010	248,200	-	68,190	169,200	- (10)	-	6,000 (6)	491,590
	2009	260,000	-	61,110	153,400	90,000	-	20,930 (6)	585,440
	2008	245,500	-	95,730	254,800	135,000	-	18,324 (6)	749,354
Thomas C. Crainer	2010	240,986	-	68,190	211,500	- (10)	-	6,647 (7)	527,323
	2009	255,000	-	61,110	191,750	114,750	-	19,423 (7)	642,033
	2008	221,750	-	95,730	318,500	140,000	-	25,957 (7)	801,937
Richard J. Edwards	2010	230,320	-	68,190	169,200	- (10)	-	7,417 (8)	475,127
	2009	245,000	-	61,110	153,400	50,000	-	16,432 (8)	525,942
	2008	238,333	-	63,820	152,880	75,000	-	20,950 (8)	550,983
Thomas J. Williams	2010	194,465	-	34,095	84,600	- (10)	-	- (9)	313,160
	2009	206,625	-	30,555	76,700	45,000	-	2,402 (9)	361,282
	2008	197,917	-	-	127,400	90,000	-	12,231 (9)	427,548

(1) Column (c) includes amounts deferred by the officer pursuant to a 401(k) Plan.

(2) Bonuses for fiscal 2009 and fiscal 2008 were paid under the Company's incentive compensation plan and are reflected in column (g).

(3) The amounts in columns (e) and (f) represent the fair market value on the date of grant of restricted shares and non qualified stock options granted each year.

On December 16, 2009, the Securities and Exchange Commission (SEC) approved new proxy disclosure rules for Proxy Statements issued after February 28, 2010. The revised rules require that the summary compensation table include the aggregate grant date fair value of all stock and option awards granted in each year, rather than attributing the cost to a particular year as determined in accordance with FAS 123(R) (now ASC 718), which was the method of valuing the grants in previous Proxy Statements.

(4) The amounts in column (g) consist of annual cash bonuses earned in fiscal 2009 and fiscal 2008 and paid in the following fiscal year under the Company's incentive compensation plan. See also note (10) below.

(5) Consists of a leased vehicle of $1,483 in fiscal 2010, $2,278 in fiscal 2009 and $3,580 in fiscal 2008, employer match contributed to Mr. Hartnett's SERP account of $43,756 in fiscal 2008, healthcare expense reimbursed of $16,609 in fiscal 2009, Company-paid life insurance premiums of $29,100 in fiscal 2008, and reimbursement of personal expenses per Mr. Hartnett's employment agreement of $30,000 in fiscal 2010 and fiscal 2009 and $27,053 in fiscal 2008.

(6) Consists of a vehicle allowance of $6,000 in fiscal 2010, fiscal 2009 and fiscal 2008, employer match contributed to Mr. Bergeron's SERP account of $12,024 in fiscal 2009, $12,324 in fiscal 2008, and employer match contributions to Mr. Bergeron's 401(k) account of $2,906 in fiscal 2009.

(7) Consists of employer match contributed to Mr. Crainer's 401(k) account of $598 in fiscal 2009, $5,848 in fiscal 2008, employer match contributed to Mr. Crainer's SERP account of $11,870 in fiscal 2009 and $13,122 in fiscal 2008 , Company-paid life insurance premiums of $783 in fiscal 2010, fiscal 2009 and fiscal 2008, a leased vehicle of $1,343 in fiscal 2010 and $1,204 in fiscal 2009 and fiscal 2008, healthcare expense reimbursements of $4,521 in fiscal 2010, $4,968 in fiscal 2009 and $5,000 in fiscal 2008.

(8) Consists of employer match contributed to Mr. Edwards' 401(k) account of $3,209 in fiscal 2009 and $4,372 in fiscal 2008, employer match contributed to Mr. Edwards' SERP account of $6,188 in fiscal 2009 and $5,128 in fiscal 2008, Company-paid life insurance premiums of $1,805 in fiscal 2010, fiscal 2009 and fiscal 2008, and a leased vehicle of $5,612 in fiscal 2010, $5,230 in fiscal 2009 and $9,645 in fiscal 2008.

(9) Consists of employer match contributed to Mr. Williams' 401(k) account of $2,402 in fiscal 2009 and $2,810 in fiscal 2008, and employer match contributed to Mr. Williams' SERP account of $9,421 in fiscal 2008.

(10) Cash bonuses for fiscal 2010, if any, to be determined at next meeting of Compensation Committee scheduled for October 2010.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Stock Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(8)	(#)	($/Sh)(8)	($)(9)
Michael J. Hartnett	-	(1)	726,374(2)	1,452,748(3)	-	-	-	-	-	-	-
	11/16/2009	-	-	-	-	-	-	25,000	-	-	568,250
	11/16/2009	-	-	-	-	-	-	-	100,000	22.73	846,000
Daniel A. Bergeron	-	(4)	138,750(5)	173,438(6)	-	-	-	-	-	-	-
	11/16/2009	-	-	-	-	-	-	3,000	-	-	68,190
	11/16/2009	-	-	-	-	-	-	-	20,000	22.73	169,200
Thomas C. Crainer	-	-	160,500(7)	-	-	-	-	-	-	-	-
	11/16/2009	-	-	-	-	-	-	3,000	-	-	68,190
	11/16/2009	-	-	-	-	-	-	-	25,000	22.73	211,500
Richard J. Edwards	-	-	153,000(7)	-	-	-	-	-	-	-	-
	11/16/2009	-	-	-	-	-	-	3,000	-	-	68,190
	11/16/2009	-	-	-	-	-	-	-	20,000	22.73	169,200
Thomas J. Williams	-	-	86,400(10)	-	-	-	-	-	-	-	-
	11/16/2009	-	-	-	-	-	-	1,500	-	-	34,095
	11/16/2009	-	-	-	-	-	-	-	10,000	22.73	84,600

(1) Under the Annual Incentive Compensation Plan, if the target is not met, the amount of the award is at the discretion of the Board of Directors. For fiscal 2008 and fiscal 2009 the Company EBITDA performance was equal to 103.5% and 93.9% respectively.

(2) Equals 100% of base salary (90% to 99.9% of EBITDA to plan).

(3) Equals 200% of base salary (110% or greater of EBITDA to plan). (The payout would equal 150% of base salary if the Company achieves 100% to 109.9% of EDITDA to plan).

(4) If the target is not met, the amount of the award is at the discretion of the CEO.

(5) Equals 50% of base salary (90% to 104.9% of EBITDA to plan).

(6) Equals 125% of target (105% or higher of EBITDA to plan).

(7) Target is 60% of base salary. The targeted percentage is made up of three elements: (1) thirty percent of base salary upon achieving one hundred percent of the established annual revenue and profit plan, with a minimum threshold of more than eighty percent of plan and an opportunity to earn up to sixty percent of base salary if the achievement is equal to one hundred and twenty percent of plan; (2) up to fifteen percent of base salary based on year to year revenue growth achievement in excess of that percentage equal to two times U.S. Gross Domestic Product; and (3) up to fifteen percent of base salary, at the discretion of the CEO, upon achievement of acceptable customer service levels, development of human resources and the Company's overall performance. For fiscal 2009, Mr. Crainer's and Mr. Edwards' bonus includes the maximum earned portion under element (3) based on a subjective evaluation of performance by the CEO.

(8) Awarded under the 2005 Long-Term Equity Incentive Program. The Grant Date Fair Value for option awards is based on the grant date closing price of $22.73.

(9) Awarded under the 2005 Long-Term Equity Incentive Program. The Grant Date Fair Value is based on assumptions described in Note 15 to the Company's audited consolidated financial statements for the fiscal year ended April 3, 2010 included in the Company's Annual Report on Form 10-K filed with the SEC on May 27, 2010. The weighted average fair value per share of options granted in fiscal 2010 was $8.46.

(10) Target is 40% of base salary. The actual amount is determined at the discretion of the CEO based on the Company's overall performance and the individual's performance.

The following descriptions of our equity plans and employment agreement with Mr. Hartnett is necessary to an understanding of the Summary Compensation Table and Grants of Plan Based Awards Table above.

Mr. Hartnett Employment Agreement

On July 1, 2005, we entered into an employment agreement with Mr. Hartnett. Under the terms of the employment agreement, Mr. Hartnett was employed as our Chief Executive Officer. On April 22, 2010 the Company entered into a new Employment Agreement with Mr. Hartnett, effective April 4, 2010, pursuant to which Mr. Hartnett will continue to be employed as President, Chief Executive Officer and Chairman of the Board of Directors of the Company. The new Employment Agreement replaces the July 1, 2005 Employment Agreement. Mr. Hartnett's new Employment Agreement has a two year initial term with automatic annual renewals thereafter.

Mr. Hartnett's current employment agreement provides for a base salary effective April 4, 2010 of $60,531 per month. Mr. Hartnett's base salary is subject to an automatic annual increase effective December 1 of each year during the term in a percentage amount equal to the greater of (i) five percent (5%) or (ii) the percentage change in the consumer price index for the prior year. Mr. Hartnett is also entitled to an annual performance bonus with respect to each fiscal year during which he remains an employee in an amount determined as a percentage of Mr. Hartnett's base salary, based on the amount by which our performance exceeds (or fails to meet) EBITDA targets in an operating plan. Upon signing the current employment agreement, Mr. Hartnett was provided with a $500,000 retention payment and 25,000 share restricted stock grant.

Mr. Hartnett's current employment agreement also contains non-competition provisions prohibiting Mr. Hartnett from competing against us during the term of the employment agreement and for two years thereafter without our prior written consent. Mr. Hartnett is also entitled to certain additional benefits (beyond those generally available to our employees) including medical and hospitalization insurance and additional life insurance. We are also required to maintain an apartment in Los Angeles for use by Mr. Hartnett while on business.

1998 Stock Option Plan

Effective February 18, 1998, we adopted the RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 1998 Stock Option Plan. The terms of the 1998 option plan provide for the grant of options to purchase up to 8,413,900 shares of common stock to officers and employees of, and consultants (including members of the Board) to the Company and our subsidiaries. Options granted may be either incentive stock options (under Section 422 of the Internal Revenue Code) or non-qualified stock options. The 1998 option plan is to be administered by our Board or a committee to which the Board delegates its responsibilities. As of July 1, 2010, there were no outstanding options. The 1998 Stock Option Plan has been frozen and no additional stock options will be awarded pursuant to the plan.

The exercise price of options granted under the 1998 option plan was determined by our Board, but in no event was less than 100% of the Fair Market Value (as defined in the 1998 option plan) of the common stock on the date of grant. Options granted under the 1998 option plan may be exercised during the period set forth in the agreement pursuant to which the options are granted, but in no event more than ten years following grant.

The 1998 Stock Option Plan provides that the number of shares for which outstanding options shall be exercisable, and the exercise price thereof, shall be adjusted upon the happening of stock dividends, stock splits, recapitalizations and certain other capital events regarding our Company or the common stock. Upon any merger, consolidation or combination where shares of common stock are converted into cash, securities or other property, outstanding options shall be converted into the right to receive upon exercise the consideration as would have been payable in exchange for the shares of common stock underlying such options had such options been exercised prior to such event.

Options granted under the 1998 option plan are not transferable by the holders thereof except by the laws of descent and distribution. Our Board has the right to establish such rules and regulations concerning the 1998 option plan and to make such determinations and interpretations of the terms thereof as it deems necessary or advisable.

2001 Stock Option Plan

The RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 2001 Stock Option Plan was adopted in fiscal 2002 and amended and restated on October 24, 2003. The terms of the 2001 option plan provide for the grant of options to purchase up to 1,008,553 shares of common stock to officers and employees of, and consultants (including members of our Board) to, the Company and our subsidiaries selected by the CEO to participate in the plan. Options granted may be either incentive stock options (under Section 422 of the Internal Revenue Code) or non-qualified stock options. The 2001 option plan, which expires in July 2011, is to be administered by our Board or a committee to which the Board delegates its responsibilities. As of July 1, 2010, there were outstanding options to purchase 107,300 shares of common stock granted under the 2001 option plan, all of which were exercisable. The 2001 Stock Option Plan has been frozen and no additional stock options will be awarded pursuant to the plan.

The exercise price of options granted under the 2001 option plan was determined by the Board, but in no event was less than 100% of the Fair Market Value (as defined in the 2001 option plan) of the common stock on the date of grant. Options granted under the 2001 option plan may be exercised during the period set forth in the agreement pursuant to which the options are granted, but in no event more than ten years following grant.

The 2001 Stock Option Plan provides that the number of shares for which outstanding options shall be exercisable, and the exercise price thereof, shall be adjusted upon the happening of stock dividends, stock splits, recapitalizations and certain other capital events regarding our Company or the common stock. Upon any merger, consolidation or combination where shares of common stock are converted into cash, securities or other property, outstanding options shall be converted into the right to receive upon exercise the consideration as would have been payable in exchange for the shares of common stock underlying such options had such options been exercised prior to such event.

Options granted under the 2001 option plan are not transferable by the holders thereof except (1) by the laws of descent and distribution, (2) transfers to members of any holder's immediate family (which for purposes of the 2001 option plan shall be limited to the participant's children, grandchildren and spouse), (3) to one or more trusts for the benefit of such family members, or (4) to partnerships or limited liability companies in which such family members and/or trusts are the only partners or members; provided, that options may be transferred pursuant to sections (2) through (4) hereof only if the option expressly so provides, or as otherwise approved by the Chief Executive Officer or the Board in their discretion. Our Board has the right to establish such rules and regulations concerning the 2001 option plan and to make such determinations and interpretations of the terms thereof as it deems necessary or advisable.

2005 Long-Term Equity Incentive Plan

We adopted our 2005 Long-Term Incentive Plan effective upon the completion of our initial public offering in August 2005. The plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

2,239,170 shares of our common stock were authorized for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Of this amount, 683,502 options were awarded to Mr. Hartnett at the time of our initial public offering in August 2005 at the offering price of $14.50 per share and the remainder was reserved for grants to our employees and directors at the discretion of our Compensation Committee. During fiscal 2008, the Company issued an additional 356,200 options and 49,250 restricted stock grants. During fiscal 2009, the Company issued an additional 198,500 options and 43,500 restricted stock grants. During fiscal 2010, the Company issued an additional 363,000 options and 41,000 restricted stock grants. As of July 1, 2010, the 2005 Long-Term Incentive Plan had 87,758 stock options or other equity awards available for issuance. We may grant shares of restricted stock to our employees and directors in the future under the plan. Our Compensation Committee administers the plan. Our Board also has the authority to administer the plan and to take all actions that the Compensation Committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee.

Stock Options. Under the plan, the Compensation Committee or the Board may award grants of incentive stock options and other non-qualified stock options. The Compensation Committee also has the authority to grant options that will become fully vested and exercisable automatically upon a change in control. The Compensation Committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan (other than the initial award to Mr. Hartnett discussed above), and it may not award incentive stock options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000 determined at the time of grant.

The Compensation Committee will determine the exercise price and term of any option in its discretion, provided that, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. In the case of any incentive stock option, the option must be exercised within 10 years of the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant.

Restricted Stock. Under the plan, the Compensation Committee may award restricted stock, subject to the conditions and restrictions, and for the duration that it determines in its discretion. All of the 87,758 shares available for issuance are available to be used for restricted stock awards.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights, or SARs, subject to the terms and conditions contained in the plan. Under the plan, the exercise price of a SAR must equal the fair market value of a share of our common stock on the date the SAR was granted. Upon exercise of a SAR, the grantee will receive an amount in shares of our common stock equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised.

Performance Awards. The Compensation Committee may grant performance awards contingent upon achievement of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

Amendment and Termination of the Plan. The Board may amend or terminate the plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange or NASDAQ listing requirements. If not previously terminated by the Board, the plan will terminate on the tenth anniversary of its adoption.

On March 29, 2006, we accelerated vesting with respect to all outstanding options and warrants under our existing stock option plans. Such acceleration was approved by our Board. As of July 1, 2010, there were 1,850,502 outstanding stock options, 1,040,213 of which were exercisable.

The Company does not have an established quantitative formula to determine the number of shares of stock options and/or restricted shares granted to each named executive officer. The grants are based on the Compensation Committee's subjective evaluation based on an understanding and assessments of each individual named executive officer and a comparison to the competitive market for executive compensation. The factors taken into consideration by the Compensation Committee with respect to grants to named executive officers of stock options and/or restricted shares include the named executive's responsibilities, experience level, retention risk, tenure, job performance and achievement of short-term and long-term goals.

The Compensation Committee typically reviews approval of equity grants on an annual fiscal year basis. The timing of the meeting is scheduled to allow the Compensation Committee to review prior year performance and assemble all necessary information. Grants are generally scheduled to follow release of earnings for the applicable quarter. The date is not selected or changed to increase the value of stock option awards for executives or directors.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	OPTION AWARDS					STOCK AWARDS			
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	(#)	(#)	(#)	($)		(#)	($)(1)	(#)	($)
Name	Exercisable	Unexercisable							
Michael J. Hartnett	533,502	-	-	14.50	8/10/2015	-	-	-	-
	40,000	-	-	22.66	7/12/2013	-	-	-	-
	40,000	60,000(2)	-	31.91	2/12/2015	-	-	-	-
	33,333	66,667(3)	-	20.37	11/11/2015	-	-	-	-
	-	100,000(4)	-	22.73	11/16/2016	-		-	-
	-	-	-	-	-	15,000(17)	475,950	-	-
	-	-	-	-	-	16,667(18)	528,844	-	-
	-	-	-	-	-	25,000(26)	793,250	-	-
Daniel A. Bergeron	18,000	12,000 (5)	-	22.66	7/12/2013	-	-	-	-
	8,000	12,000 (6)	-	31.91	2/12/2015	-	-	-	-
	6,666	13,334 (7)	-	20.37	11/11/2015	-	-	-	-
	-	20,000(8)	-	22.73	11/16/2016	-	-	-	-
	-	-	-	-	-	2,000(19)	63,460	-	-
	-	-	-	-	-	1,800(20)	57,114	-	-
	-	-	-	-	-	2,000(21)	63,460	-	-
	-	-	-	-	-	3,000(22)	95,190	-	-
Thomas C. Crainer	12,500	-	-	12.00	7/1/2012	-	-	-	-
	12,000	8,000(9)	-	22.66	7/12/2013	-	-	-	-
	10,000	15,000(10)	-	31.91	2/12/2015	-	-	-	-
	8,333	16,667(11)	-	20.37	11/11/2015	-	-	-	-
	-	25,000(12)	-	22.73	11/16/2016	-	-	-	-
	-	-	-	-	-	2,000(19)	63,460	-	-
	-	-	-	-	-	1,800(20)	57,114	-	-
	-	-	-	-	-	2,000(21)	63,460	-	-
	-	-	-	-	-	3,000(22)	95,190	-	-
Richard J. Edwards	7,500	-	-	8.00	3/19/2014	-	-	-	-
	12,500	-	-	12.00	7/1/2012	-	-	-	-
	12,000	8,000(9)	-	22.66	7/12/2013	-	-	-	-
	4,800	7,200(13)	-	31.91	2/12/2015	-	-	-	-
	6,666	13,334(7)	-	20.37	11/11/2015	-	-	-	-
	-	20,000(8)	-	22.73	11/16/2016	-	-	-	-
	-	-	-	-	-	2,000(19)	63,460	-	-
	-	-	-	-	-	1,200(23)	38,076	-	-
	-	-	-	-	-	2,000(21)	63,460	-	-
	-	-	-	-	-	3,000(22)	95,190	-	-
Thomas J. Williams	25,000	-	-	22.66	7/12/2013	-	-	-	-
	4,000	6,000(14)	-	31.91	2/12/2015	-	-	-	-
	3,333	6,667(15)	-	20.37	11/11/2015	-	-	-	-
	-	10,000(16)	-	22.73	11/16/2016	-	-	-	-
	-	-	-	-	-	1,000(24)	31,730	-	-
	-	-	-	-	-	1,500(25)	47,595	-	-

(1) These amounts are based on a price per share of $31.73, the closing sales price for a share of our common stock on the last business day of fiscal 2010 (April 2, 2010) as quoted by the Nasdaq National Market.

(2) These options vest as follows: 20,000 on February 12, 2011, 20,000 on February 12, 2012 and 20,000 on February 12, 2013.

(3) These options vest as follows: 33,333 on November 11, 2010 and 33,334 on November 11, 2011.

(4) These options vest as follows: 33,333 on November 16, 2010, 33,333 on November 16, 2011 and 33,334 on November 16, 2012.

(5) These options vest as follows: 6,000 on July 12, 2010 and 6,000 on July 12, 2011.

(6) These options vest as follows: 4,000 on February 12, 2011, 4,000 on February 12, 2012, and 4,000 on February 12, 2013.

(7) These options vest as follows: 6,667 on November 11, 2010, and 6,667 on November 11, 2011.

(8) These options vest as follows: 4,000 on November 16, 2010, 4,000 on November 11, 2011, 4,000 on November 11, 2012, 4,000 on November 16, 2013 and 4,000 on November 16, 2014.

(9) These options vest as follows: 4,000 on July 12, 2010 and 4,000 on July 12, 2011.

(10) These options vest as follows: 5,000 on February 12, 2011, 5,000 on February 12, 2012, and 5,000 on February 12, 2013.

(11) These options vest as follows: 8,333 on November 11, 2010, and 8,334 on November 11, 2011.

(12) These options vest as follows: 5,000 on November 16, 2010, 5,000 on November 16, 2011, 5,000 on November 16, 2012, 5,000 on November 16, 2013 and 5,000 on November 16, 2014.

(13) These options vest as follows: 2,400 on February 12, 2011, 2,400 on February 12, 2012, and 2,400 on February 12, 2013.

(14) These options vest as follows: 2,000 on February 12, 2011, 2,000 on February 12, 2012, and 2,000 on February 12, 2013.

(15) These options vest as follows: 3,333 on November 11, 2010, and 3,334 on November 11, 2011.

(16) These options vest as follows: 2,000 on November 16, 2010, 2,000 on November 16, 2011, 2,000 on November 16, 2012, 2,000 on November 16, 2013 and 2,000 on November 16, 2014.

(17) These restricted stock awards vest as follows: 5,000 on February 12, 2011, 5,000 on February 12, 2012 and 5,000 on February 12, 2013.

(18) These restricted stock awards vest as follows: 8,333 on November 11, 2010, and 8,334 on November 11, 2011.

(19) These restricted stock awards vest as follows: 1,000 on July 12, 2010 and 1,000 on July 12, 2011.

(20) These restricted stock awards vest as follows: 600 on February 12, 2011, 600 on February 12, 2012 and 600 on February 12, 2013.

(21) These restricted stock awards vest as follows: 1,000 on November 11, 2010, and 1,000 on November 11, 2011.

(22) These restricted stock awards vest as follows: 1,000 on November 16, 2010, 1,000 on November 2011 and 1,000 on November 16, 2012.

(23) These restricted stock awards vest as follows: 400 on February 12, 2011, 400 on February 12, 2012 and 400 on February 12, 2013.

(24) These restricted stock awards vest as follows: 500 on November 11, 2010, and 500 on November 11, 2011.

(25) These restricted stock awards vest as follows: 500 on November 16, 2010, 500 on November 16, 2011 and 500 on November 16, 2012.

(26) These restricted stock awards vest as follows: 8,333 on November 16, 2010, 8,333 on November 16, 2011 and 8,334 on November 16, 2012.

OPTION EXERCISES AND STOCK VESTED

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Michael J. Hartnett	-	-	16,667	369,207
Daniel A. Bergeron	-	-	2,600	56,622
Thomas C. Crainer	-	-	2,600	56,622
Richard J. Edwards	-	-	2,400	51,638
Thomas J. Williams	-	-	500	10,570

(1) The fair market value was based on the closing price of our common stock on the date of vesting.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Michael J. Hartnett	-	-	3,577	-	1,112,943
Daniel A. Bergeron	24,407	-	48,699	-	161,731
Thomas C. Crainer	21,878	-	104,622	-	339,236
Richard J. Edwards	16,037	-	50,535	-	191,095
Thomas J. Williams	54,914	-	435	-	104,536

(1) These amounts represent contributions made by such person to the Supplemental Executive Retirement Plan. These amounts are included in the "Salary" column for each individual in the Summary Compensation Table.

(2) These amounts represent contributions made by the Company to the Supplemental Executive Retirement Plan. These amounts are included in the "All Other Compensation" column for each individual in the Summary Compensation Table.

(3) These amounts consist of appreciation (depreciation) and earnings (loss) on such individual's account under the Supplemental Executive Retirement Plan.

Supplemental Retirement Plan

Effective September 1, 1996, we adopted a non-qualified supplemental retirement plan, or SERP, for a select group of executive officers and management employees designated by our Chief Executive Officer. The SERP allows eligible employees to elect to defer until termination of their employment the receipt of up to 25% of their current salary. Until January 1, 2010 when the Company match was suspended, the Company made contributions equal to the lesser of 50% of the deferrals or 3.5% of the employee's annual salary, which vest in full after three years of service following the effective date of the SERP. The SERP was amended in August 2008, allowing eligible employees to defer up to 75% of their current salary and up to 100% of bonus compensation. Also, the vesting period was reduced to one year of service.

The Company contributions will be evaluated in the future for reinstatement based on economic conditions. Accounts are paid, either in a lump sum or installments, upon retirement, death or termination of employment. Accounts are generally payable from our general assets. Employees' rights to receive payments are subject to the rights of our creditors.

POTENTIAL PAYMENTS UPON CHANGE-IN-CONTROL OR TERMINATION

The table below summarizes the executive benefits and payments that would have been due to the Chief Executive Officer and other executive officers upon termination in connection with a change-in-control or termination of employment occurring on April 3, 2010, which in the case of Mr. Hartnett are based on the provisions of his current Employment Agreement and in the case of the other Executive Officers are based on their change-in-control letter agreements.

CHANGE IN CONTROL

Benefits and Payments Upon Change-in-Control	Named Executive Officers				
	Michael J. Hartnett [1][2]	Daniel A. Bergeron[5]	Thomas C. Crainer[5]	Richard J. Edwards[5]	Thomas J. Williams[5]
Base salary	$ 1,815,935	$ 416,250	$ 401,250	$ 382,500	$ 324,000
Incentive compensation plans payments	7,683,402	759,660	881,535	795,285	422,393
Other payments	39,168	43,216	43,515	44,859	41,704
Stock options vested and value upon termination (3)	1,657,337	470,600	524,760	434,320	165,737
Restricted stock vested and value upon termination (4)	1,798,044	291,916	291,916	272,878	79,325
Total	$12,993,886	$1,981,642	$2,142,976	$1,929,842	$1,033,159

(1) On April 22, 2010, the Company entered into an employment agreement with Michael J. Hartnett, effective April 4, 2010, pursuant to which Mr. Hartnett will continue to be employed as President, CEO and Chairman of the Board of Directors of the Company. The employment agreement with Michael J. Hartnett provides that in the event of his termination of employment due to a change-in-control of the Company, he will generally be entitled to payment of his base salary and pro rata bonus through the date of termination, a severance payment of 250% of his base salary, annual bonus and annual equity awards and the continuation of certain benefits set forth in his employment agreement.

(2) The actual amount of the incentive compensation plans payment is assumed to be equal to 150% of base salary for the applicable fiscal year as well as equity grants equal to those awarded in the previous year.

(3) All unvested stock options granted to the named executive officers would vest upon a change-in-control.

(4) All restrictions associated with restricted stock grants would lapse upon a change of control.

(5) The other Named Executive Officers, in the event of a change-in-control, will generally be entitled to payment of their base salary and pro rata bonus through the date of termination, a severance payment of 150% of their base salary, annual bonus and annual equity awards and the continuation of certain benefits set forth in their change-in-control agreements.

TERMINATION

The following summarizes executive benefits and payments that would have been due the Chief Executive Officer upon termination of employment other than due to a change-in-control occurring on April 3, 2010 described below. No other executive officer has an employment agreement with the Company providing for payments to them upon termination of employment other than due to a change-in-control.

Benefits and Payments Upon Termination	Named Executive Officer
	Michael J. Hartnett
Death or Disability/Without Cause (1)	
Base salary	$ 1,489,067
Incentive bonus payments	2,233,601
Other payments	433,248
Stock options vested and value upon termination (2)	1,657,337
Restricted stock vested and value upon termination (3)	1,798,044
Total	$ 7,611,297
With Cause (4)	
Base salary	$ 363,187
Other payments	108,312
Total	$ 471,499
Voluntary Termination (5)	
Base salary	$ 363,187
Other payments	108,312
Stock options vested and value upon termination (2)	1,657,337
Restricted stock vested and value upon termination (3)	1,798,044
Total	$3,926,880

(1) The employment agreement with Michael J. Hartnett provides that in the event of his termination of employment due to his death or disability, or without cause, he will generally be entitled to payment of his base salary plus a pro rata portion of his annual bonus plus the continuation of certain benefits for the remainder of the period ending March 31, 2012.

(2) All unvested stock options granted to Michael J. Hartnett would vest upon his death or disability.

(3) All restrictions associated with restricted stock grants would lapse upon his death or disability.

(4) The employment agreement with Michael J. Hartnett provides that in the event of his termination of employment with cause, he will generally be entitled to payment of his base salary in addition to being entitled to the continuation of all certain benefits set forth in his employment agreement for six months following the date of his termination of employment.

(5) The employment agreement with Michael J. Hartnett provides that in the event of voluntary termination, he will generally be entitled to payment of his base salary in addition to being entitled to the continuation of all certain benefits set forth in his employment agreement for six months following the date of his termination of employment. In addition, all restricted stock and stock options would immediately fully vest.

401(k) Plan

We maintain the Roller Bearing Company of America 401(k) Retirement Plan, or the 401(k) Plan, a plan established pursuant to Section 401(k) of the Internal Revenue Code, for the benefit of our non-union employees. All non-union employees who have completed six months of service with us are entitled to participate. Subject to various limits, employees are entitled to defer up to 25% of their annual salary on a pre-tax basis and up to an additional 10% of their annual salary on an after-tax basis.

Effective April 3, 2004, we set matching contributions to our 401(k) Plan at a rate of 25% of an employee's pre-tax contribution up to 4% of annual salary. Effective June 1, 2007, we increased the matching contributions to our 401(k) Plan at a rate of 30% of an employee's pre-tax contribution up to 6% of annual salary. These employee matching contributions were suspended by the Company on January 1, 2009 and reinstated on April 4, 2010 by the Company through matching contributions equal to 10% of the first 3.5% of eligible employee compensation.

We also maintain a 401(k) plan for non-union employees at our Bremen MBC facility. These employee matching contributions were suspended by the Company on January 1, 2009 and will be evaluated in the future for reinstatement based on economic conditions. We also maintain three 401(k) plans for our union employees. Subject to various limits, union employees are entitled to defer up to 25% of their annual salary on a pre-tax basis. We make employer contributions (matching and, in some cases, non-elective contributions) based on requirements in applicable collective bargaining agreements.

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of July 1, 2010, including the Company's 1998 Stock Option Plan, 2001 Stock Option Plan and the 2005 Long Term Incentive Plan. The Company purchases shares on the open market for issuance under its various equity plans thus minimizing any dilutive effect of such plans.

Equity Compensation Plan Information

	(A)	(B)	(C)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)**
Equity compensation plans approved by shareholders	1,850,502 (1)	21.47	87,758 (2)

(1) The Company does not have equity compensation plans which have not been approved by the Company's shareholders.

(2) Applies to the 2005 Long Term Incentive Plan only as no further equity grants may be made under the 1998 Stock Option Plan and 2001 Stock Option Plan.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Ernst & Young LLP for fiscal 2009 and fiscal 2010.

Fee Category	Fiscal Year March 28, 2009	April 3, 2010
Audit Fees	$ 1,005,056	$ 906,141
Audit-Related Fees	10,000	3,480
Tax Fees	23,000	-
Total Fees	$ 1,038,056	$ 909,621

Audit Fees: Consists of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

Tax Fees: Consists principally of fees for services provided in connection with worldwide tax planning and compliance services, expatriate tax services, and assistance with tax audits and appeals.

All audit, audit-related and tax services performed by Ernst & Young LLP in fiscal 2010 were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

Pursuant to the Audit Committee charter, the Audit Committee must approve all audit engagement fees and other significant compensation to be paid to the independent auditor and the terms of such engagement. The Audit Committee's charter provides that individual engagements must be separately approved. Additionally, the Audit Committee must pre-approve any non-audit services to be provided to the Company by the independent auditor. The policy also requires specific approval by the Audit Committee if total fees for audit-related and tax services would exceed total fees for audit services in any fiscal year. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

MATTERS RELATING TO AUDITORS

Audit Committee Report

The Audit Committee of the Board has reviewed and discussed the audited financial statements with management, which has represented that the financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee discussed with management the quality and acceptability of the accounting principles employed, including all critical accounting policies used in the preparation of the financial statements and related notes, the reasonableness of judgments made, and the clarity of the disclosures included in the statements.

The Audit Committee also reviewed the consolidated financial statements of the Company for fiscal 2010 with Ernst & Young LLP, the Company's independent auditors for fiscal 2010, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The Audit Committee has discussed with Ernst & Young LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

The Audit Committee also reviewed management's report on its assessment of the effectiveness of the Company's internal control over financial reporting and the independent public accounting firm's report on management's assessment of and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 "Independence Discussion with Audit Committees" and has discussed with PricewaterhouseCoopers LLP its independence and has considered whether the provision of non-audit services by Ernst & Young LLP to the Company is compatible with maintaining Ernst & Young LLP's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended April 3, 2010 for filing with the SEC.

The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent Registered Public Accounting firm for fiscal 2011.

Respectfully submitted,

The Audit Committee of the Board of Directors of RBC Bearings Incorporated

Dr. Thomas J. O'Brien
Dr. Amir Faghri
Alan B. Levine

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2010 MEETING

Stockholder proposals intended for inclusion in the Company's proxy statement relating to the next annual meeting in 2011 must be received by the Company no later than March 29, 2011. Any such proposal must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC.

Under the Company's by-laws, proposals of stockholders not intended for inclusion in the proxy statement, but intended to be raised at the Company's regularly scheduled annual meeting of stockholders to be held in 2010, must be received by the Company not less than 60 days nor more than 90 days prior to the meeting; *provided*, *however*, that in the event that less than 70 days' notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made. Such proposals must also comply with the procedures outlined in the Company's by-laws, a copy of which is available upon request from the Corporate Secretary, RBC Bearings Incorporated, One Tribology Center, Oxford, CT 06478.

DIRECTOR NOMINATIONS TO BE CONSIDERED BY THE BOARD

You may propose director candidates for consideration by the Board's Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at the address of our principal executive offices set forth above. In addition, our by-laws permit stockholders to nominate directors for election at an annual stockholder meeting. To nominate a director, a stockholder must deliver timely notice of such stockholder's intent to make such nomination in writing to the Corporate Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 days prior to the date of the first anniversary of the previous year's annual meeting. In the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. To be in proper form, a stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a director at such meeting (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder, (B) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, (C) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

The Company evaluates director nominees recommended by stockholders in the same manner in which it evaluates

other director nominees. The Company has established through its Nominating and Corporate Governance Committee selection criteria that identify desirable skills and experience for prospective Board members, including consideration of the potential candidate's qualification as independent, as well as consideration of diversity, age, skills, expertise and experience in the context of the Board and other criteria determined by the Nominating and Corporate Governance Committee from time to time.

ADDITIONAL INFORMATION

The Company will bear the cost of the annual meeting and the cost of this proxy solicitation, including mailing costs. In addition to solicitation by mail, directors, officers, and regular employees of the Company may solicit proxies by telephone or otherwise, with no specific additional compensation to be paid for such services. The Company has retained Georgeson Shareholder Communications to assist in this solicitation at a fee of $8,500 plus reimbursement of normal expenses. The Company also will reimburse, upon request, all brokers and other persons holding shares of common stock for the benefit of others for their reasonable expenses in forwarding the Company's proxy materials and any accompanying materials to the beneficial owners of the Company's common stock and in obtaining authorization from beneficial owners to give proxies.

The Board knows of no matter to be brought before the annual meeting other than the matters identified in this proxy statement. If, however, any other matter properly comes before the annual meeting, the individuals named in the proxy solicited by the Board intend to vote on it on behalf of the stockholders they represent in the manner they consider appropriate.

By order of the Board of Directors,

Corporate Secretary

Dated: July 29, 2010

Appendix A

Directions To:

The Crowne Plaza
1284 Strongtown Road
Southbury, CT 06488

Connecticut I-84 East or West to exit 16.
Go right at the end of the exit onto Strongtown Road.
Hotel is 0.25 miles on the right.

AMENDED RBC 2005 LONG-TERM EQUITY INCENTIVE PLAN

DATED SEPTEMBER 8, 2010 ("EFFECTIVE DATE")

1. Purpose.

This plan shall be known as the RBC 2005 Long-Term Equity Incentive Plan (the "Plan"). The purpose of the Plan shall be to promote the long-term growth and profitability of RBC Bearings Incorporated (the " Company ") and its Subsidiaries by (i) providing certain directors, officers and employees of, and certain other individuals who perform services for, or to whom an offer of employment has been extended by, the Company and its Subsidiaries with incentives to maximize stockholder value and otherwise contribute to the success of the Company and (ii) enabling the Company to attract, retain and reward the best available persons for positions of responsibility. Grants (" Grants ") of incentive or non-qualified stock options, stock appreciation rights (" SARs "), either alone or in tandem with options, restricted stock, performance awards or any combination of the foregoing may be made under the Plan. This Plan supersedes any prior plans, and any Grant hereunder supersedes any prior written agreement pursuant to which such Grant is made.

2. Definitions.

a. "Award Agreement" means any written agreement between the Company and any person pursuant to which the Company makes any Grant under the Plan.

b. "Board of Directors" and "Board" mean the board of directors of the Company.

c. "Cause" means, unless otherwise defined in any Award Agreement, the occurrence of one or more of the following events:

i. conviction of a felony or any crime or offense lesser than a felony involving the property of the Company or a Subsidiary or commission of an act involving fraud or dishonesty; or, in the case of any of the foregoing, a plea of *nolo contendere* with respect thereto;

ii. conduct that has caused demonstrable and serious injury to the Company or a Subsidiary, reputational, monetary or otherwise;

iii. willful refusal to perform or substantial disregard of duties properly assigned, as determined by the Company;

iv. willful misrepresentation or material non-disclosure to the Board;

v. engaging willfully in misconduct in connection with the performance of any of one's duties, including, without limitation, the misappropriation of funds or securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company or its Subsidiaries or affiliates;

vi. willful breach of duty of loyalty to the Company or, if applicable, a Subsidiary or any other active disloyalty to the Company or, if applicable, any Subsidiary, including, without limitation, willfully aiding a competitor or, without duplication of clause (vii), improperly disclosing confidential information;

vii. willful breach of any confidentiality or non-disclosure agreement with the Company or any Subsidiary; or

viii. material violation of any code or standard of behavior generally applicable to employees (or executive employees, in the case of an executive of the Company or any Subsidiary) of the Company or any Subsidiary.

d. "Change in Control" means, unless otherwise defined in any Award Agreement,

i. if any "person" or "group" as those terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successors thereto, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act or any successor thereto), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities, provided , that the acquisition of additional securities by any person or group that owns 50% or more of the voting power prior to such acquisition of additional securities shall not be a Change of Control; or

ii. during any twelve-month period, individuals who at the beginning of such period constitute the Board and

any new directors whose election by the Board or nomination for election by the Company's stockholders was approved by at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof; or

iii. the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (A) which would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) by which the corporate existence of the Company is not affected and following which the Company's chief executive officer and directors retain their positions with the Company (and constitute at least a majority of the Board); or

iv. the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

e. "Code" means the Internal Revenue Code of 1986, as amended.

f. "Committee" means the Compensation Committee of the Board, which shall consist solely of two or more outside directors.

g. "Common Stock" means the common stock, par value $0.01 per share, of the Company, and any other shares into which such stock may be changed by reason of a recapitalization, reorganization, merger, consolidation or any other change in the corporate structure or capital stock of the Company.

h. "Disability" means a disability that would entitle an eligible participant to payment of monthly disability payments under any Company disability plan or as otherwise determined by the Committee; provided that in any instance where a grant to a participant is treated as "deferred compensation" within the meaning of Section 409A of the Code, "Disability" shall be interpreted consistently with the meaning of Section 409A of the Code and guidance issued thereunder.

i. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

j. "Fair Market Value" of a share of Common Stock of the Company means, as of the date in question, the officially-quoted closing selling price of the stock (or if no selling price is quoted, the bid price) on the principal securities exchange or market on which the Common Stock is then listed for trading (including, for this purpose, the New York Stock Exchange or the Nasdaq National Market) (the " Market ") for the applicable trading day or, if the Common Stock is not then listed or quoted in the Market, the Fair Market Value shall be the fair value of the Common Stock determined in good faith by the Board using any reasonable method; provided, however, that when shares received upon exercise of an option are immediately sold in the open market, the net sale price received may be used to determine the Fair Market Value of any shares used to pay the exercise price or applicable withholding taxes and to compute the withholding taxes.

k. "Incentive Stock Option" means an option conforming to the requirements of Section 422 of the Code and/or any successor thereto.

l. "Initial Public Offering" means an underwritten initial public offering and sale of any shares of Common Stock pursuant to an effective registration statement under the Securities Act.

m. "Non-Employee Director" has the meaning given to such term in Rule 16b-3 under the Exchange Act and/or any successor thereto.

n. "Non-qualified Stock Option" means any stock option other than an Incentive Stock Option.

o. "Other Securities" mean securities of the Company other than Common Stock, which may include, without limitation, debentures, unbundled stock units or components thereof, preferred stock, warrants and securities convertible into or exchangeable for Common Stock or other property.

p. "Retirement" means retirement as defined under any Company pension plan or retirement program or termination of one's employment on retirement with the approval of the Committee; provided that in any instance where a grant to a participant is treated as "deferred compensation" within the meaning of Section 409A of the Code, "Retirement" shall be interpreted consistently with the meaning of Section 409A(a)(2)(A)(i) of the Code and guidance issued thereunder.

q. "Subsidiary" means a corporation or other entity of which outstanding shares or ownership interests representing 50% or more of the combined voting power of such corporation or other entity entitled to elect the management thereof, or such lesser percentage as may be approved by the Committee, are owned directly or indirectly by the Company.

3. Administration.

The Plan shall be administered by the Committee; provided that the Board may, in its discretion, at any time and from time to time, resolve to administer the Plan, in which case the term "Committee" shall be deemed to mean the Board for all purposes herein. Subject to the provisions of the Plan, the Committee shall be authorized to (i) select persons to participate in the Plan, (ii) determine the form and substance of Grants made under the Plan to each participant, and the conditions and restrictions, if any, subject to which such Grants will be made, (iii) certify that the conditions and restrictions applicable to any Grant have been met, (iv) modify the terms of Grants made under the Plan in accordance with the provisions of Sections 16 and 17 hereof, (v) interpret the Plan and Grants made thereunder, (vi) make any adjustments necessary or desirable in connection with Grants made under the Plan to eligible participants located outside the United States and (vii) adopt, amend, or rescind such rules and regulations, and make such other determinations, for carrying out the Plan as it may deem appropriate. Decisions of the Committee on all matters relating to the Plan shall be in the Committee's sole discretion and shall be conclusive and binding on all parties. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with applicable federal and state laws and rules and regulations promulgated pursuant thereto. No member of the Committee and no officer of the Company shall be liable for any action taken or omitted to be taken by such member, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for such person's own willful misconduct or as expressly provided by statute.

The expenses of the Plan shall be borne by the Company. The Company shall not be required to establish any special or separate fund or make any other segregation of assets to assume the obligations pursuant to any Grant made under the Plan, and rights to any payment in connection with such Grants shall be no greater than the rights of the Company's general creditors.

4. Shares Available for the Plan.

Subject to adjustments as provided in Section 15, an aggregate of 2,939,170 shares of Common Stock, which represents the number of shares equal to approximately thirteen and one-half percent (13.5%) of the number of shares of Common Stock outstanding as of the Effective Date (the " Shares "), may be issued pursuant to the Plan. Such Shares may be in whole or in part authorized and unissued or held by the Company as treasury shares. If any Grant under the Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any Shares, or is tendered or withheld as to any Shares in payment of the exercise price of the Grant or taxes payable with respect to the Grant or the vesting or exercise thereof, then such unpurchased, forfeited, tendered or withheld Shares may thereafter be available for further Grants under the Plan as the Committee shall determine.

Without limiting the generality of the foregoing provisions of this Section 4 or the generality of the provisions of Sections 3, 6 or 17 or any other section of this Plan, the Committee may, at any time or from time to time, and on such terms and conditions (that are consistent with and not in contravention of the other provisions of this Plan) as the Committee may, in its sole discretion, determine, enter into agreements (or take other actions with respect to the Grants) for new Grants containing terms (including exercise prices) more (or less) favorable than the outstanding Grants.

5. Participation.

Participation in the Plan shall be limited to those directors (including Non-Employee Directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, the Company and its Subsidiaries selected by the Committee (including participants located outside the United States). Nothing in the Plan or in any Grant thereunder shall confer any right on a participant to continue in the employ as a director or officer of, or in any other capacity or in the performance of services for, the Company or shall interfere in any way with the right of the Company to terminate the employment or performance of services or to reduce the compensation or responsibilities of a participant at any time. By accepting any Grant under the Plan, each participant and each person claiming under or through him or her shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

Incentive Stock Options or Non-qualified Stock Options, SARs alone or in tandem with options, restricted stock awards, performance awards or any combination thereof may be granted to such persons and for such number of Shares as the Committee shall determine (such individuals to whom Grants are made being sometimes herein called "optionees" or "grantees," as the case may be). Determinations made by the Committee under the Plan need not be uniform and may be

made selectively among eligible individuals under the Plan, whether or not such individuals are similarly situated. A Grant of any type made hereunder in any one year to an eligible participant shall neither guarantee nor preclude a further Grant of that or any other type to such participant in that year or subsequent years.

6. Incentive and Non-qualified Options and SARs.

The Committee may from time to time grant to eligible participants Incentive Stock Options, Non-qualified Stock Options, or any combination thereof; provided that the Committee may grant Incentive Stock Options only to eligible employees of the Company or its subsidiaries (as defined for this purpose in Section 424(f) of the Code or any successor thereto). In any one calendar year, the Committee shall not grant to any one participant options or SARs to purchase or receive the economic equivalent of a number of shares of Common Stock in excess of 10% of the total number of Shares authorized under the Plan pursuant to Section 4; provided , however, that the Committee shall be permitted to grant to Dr. Michael J. Hartnett up to 60% of the total number of Shares authorized under the plan at any time. The options granted shall take such form as the Committee shall determine, subject to the following terms and conditions.

It is the Company's intent that Non-qualified Stock Options granted under the Plan not be classified as Incentive Stock Options, that Incentive Stock Options be consistent with and contain or be deemed to contain all provisions required under Section 422 of the Code or any successor thereto, that neither any Non-qualified Stock Option nor any Incentive Stock Option be treated as a payment of deferred compensation for the purposes of Section 409A of the Code and any successor thereto, and that any ambiguities in construction be interpreted in order to effectuate such intent. If an Incentive Stock Option granted under the Plan does not qualify as such for any reason, then to the extent of such non-qualification, the stock option represented thereby shall be regarded as a Non-qualified Stock Option duly granted under the Plan, provided that such stock option otherwise meets the Plan's requirements for Non-qualified Stock Options.

a. Price. The price per Share deliverable upon the exercise of each option ("exercise price") shall not be less than 100% of the Fair Market Value of a share of Common Stock as of the date of Grant of the option, and in the case of the Grant of any Incentive Stock Option to an employee who, at the time of the Grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the exercise price may not be less than 110% of the Fair Market Value of a share of Common Stock as of the date of Grant of the option, in each case unless otherwise permitted by Section 422 of the Code or any successor thereto.

b. Payment. Options may be exercised, in whole or in part, upon payment of the exercise price of the Shares to be acquired. Unless otherwise determined by the Committee, payment shall be made (i) in cash (including check, bank draft, money order or wire transfer of immediately available funds), (ii) by delivery of outstanding shares of Common Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price payable with respect to the options' exercise, (iii) by simultaneous sale through a broker reasonably acceptable to the Committee of Shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board, (iv) by authorizing the Company to withhold from issuance a number of Shares issuable upon exercise of the options which, when multiplied by the Fair Market Value of a share of Common Stock on the date of exercise, is equal to the aggregate exercise price payable with respect to the options so exercised or (v) by any combination of the foregoing.

In the event a grantee elects to pay the exercise price payable with respect to an option pursuant to clause (ii) above, (A) only a whole number of share(s) of Common Stock (and not fractional shares of Common Stock) may be tendered in payment, (B) such grantee must present evidence acceptable to the Company that he or she has owned any such shares of Common Stock tendered in payment of the exercise price (and that such tendered shares of Common Stock have not been subject to any substantial risk of forfeiture) for at least six months prior to the date of exercise, and (C) Common Stock must be delivered to the Company. Delivery for this purpose may, at the election of the grantee, be made either by (A) physical delivery of the certificate(s) for all such shares of Common Stock tendered in payment of the price, accompanied by duly executed instruments of transfer in a form acceptable to the Company, or (B) direction to the grantee's broker to transfer, by book entry, of such shares of Common Stock from a brokerage account of the grantee to a brokerage account specified by the Company. When payment of the exercise price is made by delivery of Common Stock, the difference, if any, between the aggregate exercise price payable with respect to the option being exercised and the Fair Market Value of the shares of Common Stock tendered in payment (plus any applicable taxes) shall be paid in cash. No grantee may tender shares of Common Stock having a Fair Market Value exceeding the aggregate exercise price payable with respect to the option being exercised (plus any applicable taxes).

In the event a grantee elects to pay the exercise price payable with respect to an option pursuant to clause (iv) above, only a whole number of Shares (and not fractional Shares) may be withheld in payment. When payment of the exercise price is made by withholding of Shares, the difference, if any, between the aggregate exercise price payable with respect to the option being exercised and the Fair Market Value of the Shares withheld in payment (plus any applicable taxes)

shall be paid in cash. No grantee may authorize the withholding of Shares having a Fair Market Value exceeding the aggregate exercise price payable with respect to the option being exercised (plus any applicable taxes). Any withheld Shares shall no longer be issuable under such option.

c. Terms of Options; Vesting. The term during which each option may be exercised shall be determined by the Committee, but if required by the Code and except as otherwise provided herein, no option shall be exercisable in whole or in part more than ten years from the date it is granted, and no Incentive Stock Option granted to an employee who at the time of the Grant owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries shall be exercisable more than five years from the date it is granted. All rights to purchase Shares pursuant to an option shall, unless sooner terminated, expire at the date designated by the Committee. The Committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. The Shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the Committee. Prior to the exercise of an option and delivery of the Shares represented thereby, the optionee shall have no rights as a stockholder with respect to any Shares covered by such outstanding option (including any dividend or voting rights).

d. Limitations on Grants. If required by the Code, the aggregate Fair Market Value (determined as of the Grant date) of Shares for which an Incentive Stock Option is exercisable for the first time during any calendar year under all equity incentive plans of the Company and its Subsidiaries (as defined in Section 422 of the Code or any successor thereto) may not exceed $100,000.

e. Termination; Forfeiture.

i. Death or Disability. Unless otherwise provided in any Award Agreement, if a participant ceases to be a director, officer or employee of, or to perform other services for, the Company and any Subsidiary due to death or Disability, (A) all of the participant's options and SARs that were exercisable on the date of death or Disability shall remain exercisable for, and shall otherwise terminate at the end of, a period of one year after the date of death or Disability, but in no event after the expiration date of the options and SARs and (B) all of the participant's options and SARs that were not exercisable on the date of death or Disability shall be forfeited immediately upon such death or Disability; provided, however, that the Committee may determine to additionally vest such options and SARs, in whole or in part, in its discretion. Notwithstanding the foregoing, if the Disability giving rise to the termination of employment is not within the meaning of Section 22(e)(3) of the Code or any successor thereto, Incentive Stock Options not exercised by such participant within one year after the date of termination of employment will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

ii. Retirement. Unless otherwise provided in any Award Agreement, if a participant ceases to be a director, officer or employee of, or to perform other services for, the Company and any Subsidiary upon the occurrence of his or her Retirement, (A) all of the participant's options and SARs that were exercisable on the date of Retirement shall remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of Retirement, but in no event after the expiration date of the options or SARs; provided that the participant does not engage in Competition during such 90-day period unless he or she receives written consent to do so from the Board or the Committee, and (B) all of the participant's options and SARs that were not exercisable on the date of Retirement shall be forfeited immediately upon such Retirement; provided, however, that such options and SARs, may become fully vested and exercisable in the discretion of the Committee. Notwithstanding the foregoing, Incentive Stock Options not exercised by such participant within 90 days after Retirement will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

iii. Discharge for Cause. Unless determined by the Committee, if a participant ceases to be a director, officer or employee of, or to perform other services for, the Company or a Subsidiary due to Cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for, the Company or a Subsidiary for any reason, all of the participant's options and SARs shall expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable.

iv. Other Termination. If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or a Subsidiary for any reason other than death, Disability, Retirement or Cause, (A) all of the participant's options and SARs that were exercisable on the date of such cessation shall remain exercisable for, and shall otherwise terminate at the end of, a period of 30 days after the date of such cessation, but in no event after the expiration date of the options or SARs; provided that the participant does not engage in Competition during such 30-day period

unless he or she receives written consent to do so from the Board or the Committee, and (B) all of the participant's options and SARs that were not exercisable on the date of such cessation shall be forfeited immediately upon such cessation.

v. Change of Control. If there is a Change in Control of the Company or similar event, the Committee may, in its discretion, provide for the vesting of a participant's options and SARs on such terms and conditions as it deems appropriate in such participant's Award Agreement.

7. Stock Appreciation Rights.

Provided that the Company's stock is traded on an established securities market, the Committee shall have the authority to grant SARs under this Plan, subject to such terms and conditions specified in this paragraph 7 and any additional terms and conditions as the Committee may specify.

No SAR may be issued unless (a) the exercise price of the SAR may never be less than the Fair Market Value of the underlying Shares on the date of grant and (b) the SAR does not include any feature for the deferral of compensation income other than the deferral of recognition of income until the exercise of the SAR.

No SAR may be exercised unless the Fair Market Value of a share of Common Stock of the Company on the date of exercise exceeds the exercise price of the SAR. Prior to the exercise of the SAR and delivery of the Shares represented thereby, the participant shall have no rights as a stockholder with respect to Shares covered by such outstanding SAR (including any dividend or voting rights).

Upon the exercise of an SAR, the participant shall be entitled to a distribution in an amount equal to the difference between the Fair Market Value of a share of Common Stock on the date of exercise and the exercise price of the SAR, multiplied by the number of Shares as to which the SAR is exercised. Such distribution shall be made in Shares having a Fair Market Value equal to such amount.

All SARs will be exercised automatically on the last day prior to the expiration date of the SAR so long as the Fair Market Value of a share of Common Stock on that date exceeds the exercise price of the SAR or any related option, as applicable.

The provisions of Subsections 6(c) shall apply to all SARs except to the extent that the Award Agreement pursuant to which such Grant is made expressly provides otherwise.

It is the Company's intent that no SAR shall be treated as a payment of deferred compensation for purposes of Section 409A of the Code and that any ambiguities in construction be interpreted in order to effectuate such intent.

8. Restricted Stock.

The Committee may at any time and from time to time grant Shares of restricted stock under the Plan to such participants and in such amounts as it determines. Each Grant of restricted stock shall specify the applicable restrictions on such Shares, the duration of such restrictions, and the time or times at which such restrictions shall lapse with respect to all or a specified number of Shares that are part of the Grant.

The participant will be required to pay the Company the aggregate par value of any Shares of restricted stock (or such larger amount as the Board may determine to constitute capital under Section 154 of the Delaware General Corporation Law, as amended, or any successor thereto) within 15 days of the date of Grant, unless such Shares of restricted stock are treasury shares. Unless otherwise determined by the Committee, certificates representing Shares of restricted stock granted under the Plan will be held in escrow by the Company on the participant's behalf during any period of restriction thereon and will bear an appropriate legend specifying the applicable restrictions thereon, and the participant will be required to execute a blank stock power therefor. Except as otherwise provided by the Committee, during such period of restriction the participant shall have all of the rights of a holder of Common Stock, including but not limited to the rights to receive dividends and to vote, and any stock or other securities received as a distribution with respect to such participant's restricted stock shall be subject to the same restrictions as then in effect for the restricted stock.

Unless otherwise provided in any Award Agreement, at such time as a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company and its Subsidiaries due to death, Disability or Retirement during any period of restriction, all Shares of restricted stock granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company. If there is a Change in Control of the Company or similar event, the Committee may, in its discretion, provide for the lapsing of restrictions on a participant's Shares of restricted stock on such terms and conditions as it deems appropriate in such participant's Award Agreement. At such time as a participant ceases to

be, or in the event a participant does not become, a director, officer or employee of, or otherwise perform services for, the Company or its Subsidiaries for any other reason, all Shares of restricted stock granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company. The provisions of Subsections 6(c) and (e) shall apply to Restricted Stock except to the extent that the Award Agreement in relation thereto expressly provides otherwise.

It is the Company's intent that Restricted Stock shall not be treated as a payment of deferred compensation for purposes of Section 409A of the Code and that any ambiguities in construction be interpreted in order to effectuate such intent.

9. Performance Awards.

Performance awards may be granted to participants at any time and from time to time as determined by the Committee. The Committee shall have complete discretion in determining the size and composition of performance awards granted to a participant. The period over which performance is to be measured (a "performance cycle") shall commence on the date specified by the Committee and shall end on the last day of a fiscal year specified by the Committee. A performance award shall be paid no later than the fifteenth day of the third month following the completion of a performance cycle (or following the elapsed portion of the performance cycle, in the circumstances described in the last paragraph of this Section 9). Performance awards may include (i) specific dollar-value target awards (ii) performance units, the value of each such unit being determined by the Committee at the time of issuance, and/or (iii) performance Shares, the value of each such Share being equal to the Fair Market Value of a share of Common Stock. In any one calendar year, the Committee shall not grant to any one participant performance awards in excess of 10% of the total number of Shares authorized under the Plan pursuant to Section 4; provided , however, that the Committee shall be permitted to grant to Dr. Michael J. Hartnett up to 60% of the total number of Shares authorized under the plan at any time.

The value of each performance award may be fixed or it may be permitted to fluctuate based on a performance factor (e.g., return on equity) selected by the Committee. It is the Company's intent that no performance award be treated as the payment of deferred compensation for purposes of Section 409A of the Code and that any ambiguities in construction be interpreted in order to effectuate such intent.

The Committee shall establish performance goals and objectives for each performance cycle on the basis of such criteria and objectives as the Committee may select from time to time, including, without limitation, the performance of the participant, the Company, one or more of its Subsidiaries or divisions or any combination of the foregoing. During any performance cycle, the Committee shall have the authority to adjust the performance goals and objectives for such cycle for such reasons as it deems equitable.

The Committee shall determine the portion of each performance award that is earned by a participant on the basis of the Company's performance over the performance cycle in relation to the performance goals for such cycle. The earned portion of a performance award may be paid out in Shares, cash, Other Securities, or any combination thereof, as the Committee may determine.

A participant must be a director, officer or employee of, or otherwise perform services for, the Company or its Subsidiaries at the end of the performance cycle in order to be entitled to payment of a performance award issued in respect of such cycle; provided, however, that except as otherwise determined by the Committee, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company and its Subsidiaries upon his or her death, Retirement, or Disability prior to the end of the performance cycle, the Committee may provide in a Grant that the participant may earn a proportionate portion of the performance award based upon the elapsed portion of the performance cycle and the Company's performance over that portion of such cycle.

10. Withholding Taxes.

a. Participant Election. Unless otherwise determined by the Committee, a participant may elect to deliver shares of Common Stock (or have the Company withhold shares acquired upon exercise of an option or SAR or deliverable upon grant or vesting of restricted stock, as the case may be) to satisfy, in whole or in part, the amount the Company is required to withhold for taxes in connection with the exercise of an option or SAR or the delivery of restricted stock upon grant or vesting, as the case may be. Such election must be made on or before the date the amount of tax to be withheld is determined. Once made, the election shall be irrevocable. The fair market value of the shares to be withheld or delivered will be the Fair Market Value as of the date the amount of tax to be withheld is determined. In the event a participant elects to deliver or have the Company withhold shares of Common Stock pursuant to this Section 10(a), such delivery or withholding must be made subject to the conditions and pursuant to the procedures set forth in Section 6(b) with respect to the delivery or withholding of Common Stock in payment of the exercise price of options.

b. Company Requirement. The Company may require, as a condition to any Grant or exercise under the Plan or to the delivery of certificates for Shares issued hereunder, that the grantee make provision for the payment to the Company, either

pursuant to Section 10(a) or this Section 10(b), of federal, state or local taxes of any kind required by law to be withheld with respect to any Grant or delivery of Shares. The Company, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or bonus) otherwise due to a grantee, an amount equal to any federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of Shares under the Plan.

11. Written Agreement.

Each employee to whom a Grant is made under the Plan shall enter into an Award Agreement with the Company that shall contain such provisions consistent with the provisions of the Plan, as may be approved by the Committee.

12. Transferability.

Unless the Committee determines otherwise, no option, SAR, performance award or restricted stock granted under the Plan shall be transferable by a participant other than by will or the laws of descent and distribution; provided that, in the case of Shares of restricted stock granted under the Plan, such Shares of restricted stock shall be freely transferable following the time at which such restrictions shall have lapsed with respect to such Shares. Unless the Committee determines otherwise, an option, SAR or performance award may be exercised only by the optionee or grantee thereof; by his or her executor or administrator, the executor or administrator of the estate of any of the foregoing, or any person to whom the option, SAR or performance award is transferred by will or the laws of descent and distribution; or by his or her guardian or legal representative; or the guardian or legal representative of any of the foregoing; provided that Incentive Stock Options may be exercised by any guardian or legal representative only if permitted by the Code and any regulations thereunder. All provisions of this Plan and any Award Agreement referred to in Section 11 shall in any event continue to apply to any option, SAR, performance award or restricted stock granted under the Plan and transferred as permitted by this Section 12, and any transferee of any such option, SAR, performance award or restricted stock shall be bound by all provisions of this Plan and any agreement referred to in Section 11 as and to the same extent as the applicable original grantee.

13. Listing, Registration and Qualification.

If the Committee determines that the listing, registration or qualification upon any securities exchange or under any law of Shares subject to any option, SAR, performance award or restricted stock Grant is necessary or desirable as a condition of, or in connection with, the granting of same or the issue or purchase of Shares thereunder, no such option or SAR may be exercised in whole or in part, no such performance award may be paid out, and no Shares may be issued, unless such listing, registration or qualification is effected free of any conditions not acceptable to the Committee.

14. Transfer of Employee.

The transfer of an employee from the Company to a Subsidiary, from a Subsidiary to the Company, or from one Subsidiary to another shall not be considered a termination of employment; nor shall it be considered a termination of employment if an employee is placed on military or sick leave or such other leave of absence which is considered by the Committee as continuing intact the employment relationship.

15. Adjustments.

In the event of a reorganization, recapitalization, spin-off or other extraordinary distribution, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, spin-off or other extraordinary distribution, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustment as it deems appropriate in the number and kind of Shares or other property available for issuance under the Plan (including, without limitation, the total number of Shares available for issuance under the Plan pursuant to Section 4), in the number and kind of options, SARs, Shares or other property covered by Grants previously made under the Plan, and in the exercise price of outstanding options and SARs. Any such adjustment shall be final, conclusive and binding for all purposes of the Plan. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company's obligations regarding options, SARs, performance awards, and restricted stock that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Committee prior to such event, be (a) assumed by the surviving or continuing corporation; or (b) canceled in exchange for cash, securities of the acquiror or other property; provided that, in the case of clause (b), (i) such merger, consolidation, other reorganization or Change in Control constitutes a "change in ownership or control" of the Company or a "change in the ownership of a substantial portion" of the Company's assets within the meaning of Section 409A(a)(2)(A)(v) of the Code and the guidance issued thereunder or (ii) the payment of cash, securities or other property is not treated as a payment of "deferred compensation" under Section 409A of the Code.

Without limitation of the foregoing, in connection with any transaction described in of the last sentence of the preceding paragraph, the Committee may, in its discretion, (i) cancel any or all outstanding options under the Plan in consideration for

payment to the holders thereof of an amount equal to the portion of the consideration that would have been payable to such holders pursuant to such transaction if their options had been fully exercised immediately prior to such transaction, less the aggregate exercise price that would have been payable therefor, or (ii) if the amount that would have been payable to the option holders pursuant to such transaction if their options had been fully exercised immediately prior thereto would be equal to or less than the aggregate exercise price that would have been payable therefor, cancel any or all such options for no consideration or payment of any kind. Payment of any amount payable pursuant to the preceding sentence may be made in cash or, in the event that the consideration to be received in such transaction includes securities or other property, in cash, securities of the acquiror or other property in the Committee's discretion.

16. Amendment and Termination of the Plan.

Except as otherwise provided in an Award Agreement, the Board of Directors, without approval of the stockholders, may amend or terminate the Plan, except that no amendment shall become effective without prior approval of the stockholders of the Company if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Code or any successor thereto, under the provisions of Section 409A of the Code or any successor thereto, under the provisions of Section 422 of the Code or any successor thereto, or by any listing requirement of the principal stock exchange on which the Common Stock is then listed.

17. Amendment or Substitution of Grants under the Plan.

The terms of any outstanding Grant under the Plan may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate including, but not limited to, acceleration of the date of exercise of any Grant and/or payments thereunder or of the date of lapse of restrictions on Shares (but, in the case of a Grant that is or would be treated as "deferred compensation" for purposes of Section 409A of the Code, only to the extent permitted by guidance issued under Section 409A of the Code); provided that, except as otherwise provided in Section 16 or in an Award Agreement, no such amendment shall adversely affect in a material manner any right of a participant under the Grant without his or her written consent, and further provided that the Committee shall not reduce the exercise price of any options or SARs awarded under the Plan. The Committee may, in its discretion, permit holders of Grants under the Plan to surrender outstanding Grants in order to exercise or realize rights under other Grants, or in exchange for new Grants, or require holders of Grants to surrender outstanding Grants as a condition precedent to the receipt of new Grants under the Plan, but only if such surrender, exercise, realization, exchange or Grant (a) is not treated as a payment of, and does not cause a Grant to be treated as, deferred compensation for the purposes of Section 409A of the Code or (b) is permitted under guidance issued pursuant to Section 409A of the Code.

18. Commencement Date; Termination Date.

The date of commencement of the Plan shall be August 9, 2005, subject to approval by the shareholders of the Company. If required by the Code, the Plan will also be subject to reapproval by the shareholders of the Company prior to August 9, 2010.

Unless previously terminated upon the adoption of a resolution of the Board terminating the Plan, the Plan shall terminate at the close of business on August 8, 2015. Subject to the provisions of an Award Agreement, which may be more restrictive, no termination of the Plan shall materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any Grant of options or other incentives theretofore granted under the Plan.

19. Severability.

Whenever possible, each provision of the Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of the Plan.

20. Governing Law.

The Plan shall be governed by the corporate laws of the State of Delaware, without giving effect to any choice of law provisions that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

21. Compliance Amendments.

Except as otherwise provided in an Award Agreement, notwithstanding any of the foregoing provisions of the Plan, and in addition to the powers of amendment set forth in Sections 16 and 17 hereof, the provisions hereof and the provisions of any award made hereunder may be amended unilaterally by the Company from time to time to the extent necessary (and only

to the extent necessary) to prevent the implementation, application or existence (as the case may be) of any such provision from (i) requiring the inclusion of any compensation deferred pursuant to the provisions of the Plan (or an award thereunder) in a participant's gross income pursuant to Section 409A of the Code, and the regulations issued thereunder from time to time and/or (ii) inadvertently causing any award hereunder to be treated as providing for the deferral of compensation pursuant to such Code section and regulations.

RBC BEARINGS INCORPORATED

PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEE FOR DIRECTOR NAMED IN PROPOSAL 1 AND A VOTE "FOR" PROPOSAL 2 and "FOR" PROPOSAL 3 AS SET FORTH BELOW.

1. To elect the following nominees as a director of the Company, for a three-year term ending in 2013.

Nominee: Richard Crowell

For ☐ **Withhold** ☐

Nominee: Alan Levine

For ☐ **Withhold** ☐

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year 2011.

For ☐ **Against** ☐ **Abstain** ☐

3. To approve an amendment to the RBC Bearings Incorporated 2005 Long-Term Incentive Plan to increase the number of shares of common stock authorized for issuance under the Plan from 2,239,170 to 2,939,170.

For ☐ **Against** ☐ **Abstain** ☐

This proxy will be voted in the manner directed herein by the undersigned.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED IN PROPOSAL 1 AND "FOR" PROPOSAL 2 AND PROPOSAL 3 AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF TO THE EXTENT PERMITTED UNDER APPLICABLE LAW.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Receipt of the Notice of 2010 Annual Meeting of Shareholders and accompanying Proxy Statement, together with the Annual Report is hereby acknowledged.

IMPORTANT—PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature of Shareholder ______________________ Date: ______________

Signature of Shareholder ______________________ Date: ______________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

/\ FOLD AND DETACH HERE /\

YOUR VOTE IS IMPORTANT!

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

PROXY RBC BEARINGS INCORPORATED PROXY

PROXY FOR 2010 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) of RBC Bearings Incorporated, a Delaware corporation (the "Company"), hereby revoking any proxy heretofore given, does hereby appoint Michael J. Hartnett, Daniel A. Bergeron and Thomas J. Williams, and each of them, with full power to act alone, the true and lawful attorneys-in-fact and proxies of the undersigned, with full powers of substitution, and hereby authorize(s) them and each of them, to represent the undersigned and to vote all shares of common stock of the Company that the undersigned is entitled to vote at the 2010 Annual Meeting of Shareholders of the Company to be held on September 8, 2010 at 9:00 a.m., local time, at The Crowne Plaza, 1284 Strongtown Road, Southbury, Connecticut 06488, and any and all adjournments and postponements thereof, with all powers the undersigned would possess if personally present, on the following proposals, each as described more fully in the accompanying proxy statement, and any other matters coming before said meeting.

COMMENTS/ADDRESS CHANGE:

____

____

____

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE

(Continued and to be signed on reverse side.)

7248—RBC Bearings Incorporated

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the fiscal year ended April 3, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to ________

Commission file number 333-124824

RBC BEARINGS INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**95-4372080** (I.R.S. Employer Identification No.)
One Tribology Center, Oxford, CT (Address of principal executive offices)	**06478** (Zip Code)

(203) 267-7001
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, Par Value $0.01 per Share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company)
Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's Class A Common Stock held by non-affiliates of the registrant on September 26, 2009 (based on the September 25, 2009 closing sales price of $23.55 of the registrant's Class A Common Stock, as reported by the Nasdaq National Market) was approximately $511,050,000.

Number of shares outstanding of the registrant's Class A Common Stock at May 24, 2010:
21,732,423 Shares of Class A Common Stock, par value $0.01 per share.

Documents Incorporated by Reference:
Portions of the registrant's proxy statement to be filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's Annual Meeting of Shareholders to be held September 8, 2010 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
Item 1	Business	1
Item 1A	Risk Factors	6
Item 1B	Unresolved Staff Comments	13
Item 2	Properties	14
Item 3	Legal Proceedings	14
Item 4	Submission of Matters to a Vote of Security Holders	15
PART II		
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6	Selected Financial Data	18
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	31
Item 8	Financial Statements and Supplementary Data	32
Item 9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	59
Item 9A	Controls and Procedures	59
Item 9B	Other Information	62
PART III		
Item 10	Directors, Executive Officers and Corporate Governance	62
Item 11	Executive Compensation	62
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	62
Item 13	Certain Relationships, Related Transactions and Director Independence	62
Item 14	Principal Accounting Fees and Services	62
PART IV		
Item 15	Exhibits and Financial Statement Schedules	62
Signatures	Signatures	65

PART I

ITEM 1. BUSINESS

RBC Bearings Incorporated

We are an international manufacturer and marketer of highly engineered precision plain, roller and ball bearings. Bearings, which are integral to the manufacture and operation of most machines and mechanical systems, reduce wear to moving parts, facilitate proper power transmission and reduce damage and energy loss caused by friction. While we manufacture products in all major bearing categories, we focus primarily on highly technical or regulated bearing products for specialized markets that require sophisticated design, testing and manufacturing capabilities. We believe our unique expertise has enabled us to garner leading positions in many of the product markets in which we primarily compete. We have been providing bearing solutions to our customers since 1919. Over the past ten years, we have significantly broadened our end markets, products, customer base and geographic reach. We currently have 26 facilities of which 23 are manufacturing facilities in four countries.

The Bearing Industry

The bearing industry is a highly fragmented multi-billion dollar market. Purchasers of bearings include producers of commercial and military aerospace equipment, automotive and commercial truck manufacturers, industrial equipment and machinery manufacturers, agricultural machinery manufacturers and construction, mining and specialized equipment manufacturers.

Demand for bearings in the diversified industrial market is influenced by growth factors in industrial machinery and equipment shipments and construction, mining, energy and general industrial activity. In addition, usage of existing machinery will impact aftermarket demand for replacement bearing products. In the aerospace market, aging of the existing commercial aircraft fleet along with carrier traffic growth determines demand for our bearing solutions. Lastly, activity in the defense market is being influenced by modernization programs necessitating increased spending on new equipment, as well as continued utilization of deployed equipment supporting aftermarket demand for replacement bearings.

Customers and Markets

We serve a broad range of end markets where we can add value with our specialty, precision bearing products and applications. We classify our customers into two principal categories: diversified industrial and aerospace and defense. These principal end markets utilize a large number of both commercial and specialized bearing products. Although we provide a relatively small percentage of total bearing products supplied to each of our overall principal markets, we believe we have leading market positions in many of the specialized bearing product markets in which we primarily compete. Financial information regarding geographic areas is set forth in Part II, Item 8. "Financial Statements and Supplementary Data," Note 20 "Reportable Segments."

- ***Diversified Industrial Market (42% of net sales for the fiscal year ended April 3, 2010)***

We manufacture bearing products for a wide range of diversified industrial markets, including construction and mining, oil and natural resource extraction, heavy truck, packaging and semiconductor machinery. Nearly all mechanical devices and machinery require bearings to relieve friction where one part moves relative to another. Our products target existing market applications in which our engineering and manufacturing capabilities provide us with a competitive advantage in the marketplace.

Our largest diversified industrial customers include AxleTech International, Caterpillar, ITT Corporation, Komatsu America, National Oilwell Varco and various aftermarket distributors including Applied Industrial, Kaman Corporation and Motion Industries. We believe that the diversification of our sales among the various segments of the industrial bearings market reduces our exposure to downturns in any individual market. We believe opportunities exist for growth and margin improvement in this market as a result of the introduction of new products and the expansion of aftermarket sales.

- ***Aerospace and Defense Market (58% of net sales for the fiscal year ended April 3, 2010)***

We supply bearings for use in commercial, private and military aircraft. We supply bearings for many of the commercial aircraft currently operating worldwide and are the primary supplier for many of their product lines. This includes military contractors for airplanes, helicopters and missile systems. Commercial aerospace customers generally require precision

products, often of special materials, made to unique designs and specifications. Many of our aerospace bearing products are designed and certified during the original development of the aircraft being served, which often makes us the primary bearing supplier for the life of the aircraft.

We manufacture bearing products used by the U.S. Department of Defense and certain foreign governments for use in fighter jets, troop transports, naval vessels, helicopters, gas turbine engines, armored vehicles, guided weaponry and satellites. We manufacture an extensive line of standard products that conform to many domestic military application requirements, as well as customized products designed for unique applications. We specialize in the manufacture of high precision ball and roller bearings, commercial ball bearings and metal-to-metal and self-lubricating plain bearings for the defense market. Our bearing products are manufactured to conform to U.S. military specifications and are typically custom designed during the original product design phase, which often makes us the sole or primary bearing supplier for the life of the product. In addition to products that meet military specifications, these customers often require precision products made of specialized materials to custom designs and specifications. Product approval for use on military equipment is often a lengthy process ranging from six months to six years.

Our largest aerospace and defense customers include Airbus, BAE Systems, Boeing, Embraer, General Electric, Lockheed Martin, Raytheon, Snecma Group, U.S. Department of Defense, United Technologies and various aftermarket channels. We estimate that over 55% of aerospace net sales are actually used as replacement parts, as bearings are regularly replaced on aircraft in conjunction with routine maintenance procedures. We believe our strong relationships with OEMs help drive our aftermarket sales since a portion of OEM sales are ultimately intended for use as replacement parts. We believe that growth and margin expansion in this segment will be driven primarily by expanding our international presence, new commercial aircraft introductions, and the refurbishment and maintenance of existing commercial aircraft.

In fiscal 2010, 5.2% of our net sales were made directly, and we estimate that approximately an additional 22.4% of our net sales were made indirectly, to the U.S. government. These contracts or subcontracts may be subject to renegotiation of profit or termination of contracts at the election of the government. We, based on experience, believe that no material renegotiations or refunds will be required. See Part I, Item 1A. "Risk Factors – Future reductions or changes in U.S. government spending could negatively affect our business."

Products

Bearings are employed to fulfill several functions including reduction of friction, transfer of motion and carriage of loads. We design, manufacture and market a broad portfolio of bearing products. The following table provides a summary of our product segments:

	Net Sales for the Fiscal Year Ended			
Segment	**April 3, 2010**	**March 28, 2009**	**March 29, 2008**	**Representative Applications**
Plain Bearings	$134,303 (48.9%)	$166,658 (46.8%)	$154,535 (46.7%)	• Aircraft engine controls and landing gear • Missile launchers • Mining and construction equipment
Roller Bearings	$ 73,164 (26.6%)	$ 94,428 (26.6%)	$ 97,019 (29.4%)	• Aircraft hydraulics • Military and commercial truck chassis • Packaging machinery and gear pumps
Ball Bearings	$ 45,442 (16.6%)	$ 63,625 (17.9%)	$ 56,677 (17.1%)	• Radar and night vision systems • Airframe control and actuation • Semiconductor equipment
Other	$ 21,793 (7.9%)	$ 31,085 (8.7%)	$ 22,369 (6.8%)	• Collets for machine tools • Industrial gears

Plain Bearings. Plain bearings are primarily used to rectify inevitable misalignments in various mechanical components, such as aircraft controls, helicopter rotors, or in heavy mining and construction equipment. Such misalignments are either due to machining inaccuracies or result when components change position relative to each other. Plain bearings are produced with either self-lubricating or metal-to-metal designs and consist of several sub-classes, including rod end bearings, spherical plain bearings and journal bearings. Sales of plain bearings accounted for 48.9% of our net sales in fiscal 2010.

Roller Bearings. Roller bearings are anti-friction products that utilize cylindrical rolling elements. We produce three main designs: tapered roller bearings, needle roller bearings and needle bearing track rollers and cam followers. We produce medium sized tapered roller bearings used primarily in heavy truck axle applications. We offer several needle roller bearing designs that are used in both industrial applications and certain U.S. military aircraft platforms. These products are generally specified for use where there are high loads and the design is constrained by space considerations. A significant portion of the sales of this product is to the aftermarket. Needle bearing track rollers and cam followers have wide and diversified use in the industrial market and are often prescribed as a primary component in articulated aircraft wings. We believe we are the world's largest producer of aircraft needle bearing track rollers. The sale of roller bearings accounted for 26.6% of our net sales in fiscal 2010.

Ball Bearings. Ball bearings are devices which utilize high precision ball elements to reduce friction in high speed applications. We specialize in four main types of ball bearings: high precision aerospace, airframe control, thin section and industrial ball bearings. High precision aerospace bearings are primarily sold to customers in the defense industry that require more technically sophisticated bearing products, such as missile guidance systems, providing higher degrees of fault tolerance given the criticality of the applications in which they are used. Airframe control ball bearings are precision ball bearings that are plated to resist corrosion and are qualified under a military specification. Thin section ball bearings are specialized bearings that use extremely thin cross sections and give specialized machinery manufacturers many advantages. We produce a general line of industrial ball bearings sold primarily to the aftermarket. Ball bearings accounted for 16.6% of our net sales in fiscal 2010.

Other. Our other products consist primarily of precision mechanical components and machine tool collets. Precision mechanical components are used in all general industrial applications, where some form of movement is required. Machine tool collets are cone-shaped metal sleeves, used for holding circular or rodlike pieces in a lathe or other machine that provide effective part holding and accurate part location during machining operations. Our other products accounted for 7.9% of our net sales in fiscal 2010.

Product Design and Development

We produce specialized bearings that are often tailored to the specifications of a customer or application. Our sales professionals are highly experienced engineers who collaborate with our customers on a continual basis to develop bearing solutions. The product development cycle can follow many paths which are dependent on the end market or sales channel. The process normally takes between 3-6 years from concept to sale depending upon the application and the market. A common route that is used for major OEM projects begins when our design engineers meet with their customer counterparts at the machine design conceptualization stage and work with them through the conclusion of the product development.

Often, at the early stage, a bearing design concept is produced that addresses the expected demands of the application. Environmental demands are many but normally include load, stress, heat, thermal gradients, vibration, lubricant supply and corrosion resistance, with one or two of these environmental constraints being predominant in the design consideration. A bearing design must perform reliably for a period of time specified by the customer's product objectives.

Once a bearing is designed, a mathematical simulation is created to replicate the expected application environment and thereby allow optimization with respect to these design variables. Upon conclusion of the design and simulation phase, samples are produced and laboratory testing commences at one of our test laboratories. The purpose of this testing phase is not only to verify the design and the simulation model but also to allow further design improvement where needed. Finally, upon successful field testing by the customer, the product is ready for sale.

For the majority of our products, the culmination of this lengthy process is the receipt of a product approval or certification, generally obtained from either the OEM, the Department of Defense or the Federal Aviation Administration, or "FAA," which allows us to supply the product to the customer. We currently have in excess of 32,800 of such approvals, which often gives us a significant competitive advantage, and in many of these instances we are the only approved supplier of a given bearing product.

Manufacturing and Operations

Our manufacturing strategies are focused on product reliability, quality and service. Custom and standard products are produced according to manufacturing schedules that ensure maximum availability of popular items for immediate sale while carefully considering the economies of lot production and special products. Capital programs and manufacturing methods development are focused on quality improvement and low production costs. A monthly review of product line production performance assures an environment of continuous attainment of profitability goals.

Capacity. Our plants currently run on a single shift and a light second shift at selected locations to meet the demands of our customers. We believe that current capacity levels and future annual estimated capital expenditures on equipment up to approximately 4% of net sales should permit us to effectively meet demand levels for the foreseeable future.

Inventory Management. Our increasing emphasis on the distributor/aftermarket sector has required us to maintain greater inventories of a broader range of products than the OEM market historically demanded. This requires a greater investment in working capital to maintain these levels. We operate an inventory management program designed to balance customer delivery requirements with economically optimal inventory levels. In this program, each product is categorized based on characteristics including order frequency, number of customers and sales volume. Using this classification system, our primary goal is to maintain a sufficient supply of standard items while minimizing warehousing costs. In addition, production cost savings are achieved by optimizing plant scheduling around inventory levels and customer delivery requirements. This leads to more efficient utilization of manufacturing facilities and minimizes plant production changes while maintaining sufficient inventories to service customer needs.

Sales, Marketing and Distribution

Our marketing strategy is aimed at increasing sales within our two primary markets, targeting specific applications in which we can exploit our competitive strengths. To effect this strategy, we seek to expand into geographic areas not previously served by us and we continue to capitalize on new markets and industries for existing and new products. We employ a technically proficient sales force and utilize marketing managers, product managers, customer service representatives and product application engineers in our selling efforts.

We have accelerated the development of our sales force through the hiring of sales personnel with prior bearing industry experience, complemented by an in-house training program. We intend to continue to hire and develop expert sales professionals and strategically locate them to implement our expansion strategy. Today, our direct sales force is located to service North America, Europe and Latin America and is responsible for selling all of our products. This selling model leverages our relationship with key customers and provides opportunities to market multiple product lines to both established and potential customers. We also sell our products through a well-established, global network of industrial and aerospace distributors. This channel primarily provides our products to smaller OEM customers and the end users of bearings that require local inventory and service. In addition, specific larger OEM customers are also serviced through this channel to facilitate requirements for "Just In Time" deliveries or "Kan Ban" systems. Our worldwide distributor network provides our customers with more than 1,900 points of sale for our products. We intend to continue to focus on building distributor sales volume.

The sale of our products is supported by a well-trained and experienced customer service organization. This organization provides customers with instant access to key information regarding their bearing purchase and delivery requirements. We also provide customers with updated information through our website, and we have developed on-line integration with specific customers, enabling more efficient ordering and timely order fulfillment for those customers.

We store product inventory in five company-owned and operated warehouses located on the East and West coasts of the U.S., and in France and Switzerland. The inventory is located in these warehouses based on analysis of customer demand to provide superior service and product availability.

Competition

Our principal competitors include Kaydon Corporation, McGill Manufacturing Company, Inc. and New Hampshire Ball Bearings, although we compete with different companies for each of our product lines. We believe that for the majority of our products, the principal competitive factors affecting our business are product qualifications, product line breadth, service and price. Although some of our current and potential competitors may have greater financial, marketing, personnel and other resources than us, we believe that we are well positioned to compete with regard to each of these factors in each of the markets in which we operate.

Product Qualifications. Many of the products we produce are qualified for the application by the OEM, the U.S. Department of Defense, the FAA or a combination of these agencies. These credentials have been achieved for thousands of distinct items after years of design, testing and improvement. In many cases patent protection presides, in all cases there is strong brand identity and in numerous cases we have the exclusive product for the application.

Product Line Breadth. Our products encompass an extraordinarily broad range of designs which often create a critical mass of complementary bearings and components for our markets. This position allows many of our industrial and aircraft

customers the ability for a single manufacturer to provide the engineering service and product breadth needed to achieve a series of OEM design objectives or aftermarket requirements. This ability enhances our value to the OEM considerably while strengthening our overall market position.

Service. Product design, performance, reliability, availability, quality and technical and administrative support are elements that define the service standard for this business. Our customers are sophisticated and demanding, as our products are fundamental and enabling components to the construction or operation of their machinery. We maintain inventory levels of our most popular items for immediate sale and service with well over 14,000 voice and electronic contacts per month. Our customers have high expectations regarding product availability, and the primary emphasis of our service efforts is to ensure the widest possible range of available products and delivering them on a timely basis.

Price. We believe our products are priced competitively in the markets we serve. We continually evaluate our manufacturing and other operations to maximize efficiencies in order to reduce costs, eliminate unprofitable products from our portfolio and maximize our profit margins. While we compete with larger bearing manufacturers who direct the majority of their business activities, investments and expertise toward the automotive industries, our sales in this industry are only a small percentage of our business. We invest considerable effort to develop our price to value algorithms and we price to market levels where required by competitive pressures.

Suppliers and Raw Materials

We obtain raw materials, component parts and supplies from a variety of sources and generally from more than one supplier. Our principal raw material is steel. Our suppliers and sources of raw materials are based in the U.S., Europe and Asia. We purchase steel at market prices, which fluctuate as a result of supply and demand driven by economic conditions in the marketplace. For further discussion of the possible effects of changes in the cost of raw materials on our business, see Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K.

Backlog

As of April 3, 2010, we had order backlog of $157.9 million compared to a backlog of $179.3 million in the prior year. The amount of backlog includes orders which we estimate will be fulfilled within the next 12 months; however, orders included in our backlog are subject to cancellation, delay or other modifications by our customers prior to fulfillment. We sell many of our products pursuant to contractual agreements, single source relationships or long-term purchase orders, each of which may permit early termination by the customer. However, due to the nature of many of the products supplied by us and the lack of availability of alternative suppliers to meet the demands of such customers' orders in a timely manner, we believe that it is not practical or prudent for most of our customers to shift their bearing business to other suppliers.

Employees

We had 1,186 hourly employees and 605 salaried employees as of April 3, 2010, of whom 348 were employed in our European and Mexican operations. As of April 3, 2010, 142 of our hourly employees were represented by unions in the U.S. We believe that our employee relations are satisfactory.

We are subject to three collective bargaining agreements with the United Auto Workers covering substantially all of the hourly employees at our Fairfield, Connecticut, West Trenton, New Jersey and Plymouth, Indiana plants. These agreements expire on January 31, 2013, June 30, 2012 and October 30, 2015, respectively.

Intellectual Property

We own U.S. and foreign patents and trademark registrations and U.S. copyright registrations, and have U.S. trademark and patent applications pending. We currently have 59 issued or pending U.S. and foreign patents. We file patent applications and maintain patents to protect certain technology, inventions and improvements that are important to the development of our business, and we file trademark applications and maintain trademark registrations to protect product names that have achieved brand-name recognition among our customers. We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. Many of our brands are well recognized by our customers and are considered valuable assets of our business. We currently have 183 issued or pending U.S. and foreign trademark registrations and applications. We do not believe, however, that any individual item of intellectual property is material to our business.

Regulation

Product Approvals. Essential to servicing the aerospace market is the ability to obtain product approvals. We have a substantial number of product approvals in the form of OEM approvals or Parts Manufacturer Approvals, or "PMAs," from the FAA. We also have a substantial number of active PMA applications in process. These approvals enable us to provide products used in virtually all domestic aircraft platforms presently in production or operation.

We are subject to various other federal laws, regulations and standards. Although we are not presently aware of any pending legal or regulatory changes that may have a material impact on us, new laws, regulations or standards or changes to existing laws, regulations or standards could subject us to significant additional costs of compliance or liabilities, and could result in material reductions to our results of operations, cash flow or revenues.

Environmental Matters

We are subject to federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. We also may be liable under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws for the costs of investigation and clean-up of contamination at facilities currently or formerly owned or operated by us, or at other facilities at which we have disposed of hazardous substances. In connection with such contamination, we may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Agencies responsible for enforcing these laws have authority to impose significant civil or criminal penalties for non-compliance. We believe we are currently in material compliance with all applicable requirements of environmental laws. We do not anticipate material capital expenditures for environmental compliance in fiscal 2011.

Investigation and remediation of contamination is ongoing at some of our sites. In particular, state agencies have been overseeing groundwater monitoring activities at our facility in Hartsville, South Carolina and a corrective action plan at our Clayton, Georgia facility. At Hartsville, we are monitoring low levels of contaminants in the groundwater caused by former operations. The state will permit us to cease monitoring activities after two consecutive sampling periods demonstrate contaminants are below action levels. In connection with the purchase of our Fairfield, Connecticut facility in 1996, we agreed to assume responsibility for completing clean-up efforts previously initiated by the prior owner. We submitted data to the state that we believe demonstrates that no further remedial action is necessary although the state may require additional clean-up or monitoring. In connection with the purchase of our Clayton, Georgia facility, we agreed to take assignment of the hazardous waste permit covering such facility and to assume certain responsibilities to implement a corrective action plan concerning the remediation of certain soil and groundwater contamination present at that facility. The corrective action plan is in the early stages. Although there can be no assurance, we do not expect expenses associated with these activities to be material.

Available Information

We file our annual, quarterly and current reports, proxy statements, and other documents with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 405 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public can obtain any documents that are filed by us at http://www.sec.gov.

In addition, this Annual Report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to all of the foregoing reports and our governance documents, are made available free of charge on our Internet website (http://www.rbcbearings.com) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. A copy of the above filings will also be provided free of charge upon written request to us.

ITEM 1A. RISK FACTORS

Cautionary Statement As To Forward-Looking Information

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, cash flows, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements

concerning proposed new services or developments; any statements regarding future economic conditions or performance; future growth rates in the markets we serve; increases in foreign sales; supply and cost of raw materials, any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "estimate," "intend," "continue," "believe," "expect," "anticipate," the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition, results of operations and cash flows, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this Annual Report on Form 10-K. Factors that could cause our actual results, performance and achievements or industry results to differ materially from estimates or projections contained in forward-looking statements include, among others, the following:

- Weaknesses and cyclicality in any of the industries in which our customers operate;
- Changes in marketing, product pricing and sales strategies or developments of new products by us or our competitors;
- Future reductions in U.S. governmental spending or changes in governmental programs, particularly military equipment procurement programs;
- Our ability to obtain and retain product approvals;
- Supply and costs of raw materials, particularly steel, and energy resources and our ability to pass through these costs on a timely basis;
- Our ability to acquire and integrate complementary businesses;
- Unexpected equipment failures, catastrophic events or capacity constraints;
- The costs of defending, or the results of, new litigation;
- Our ability to attract and retain our management team and other highly-skilled personnel;
- Increases in interest rates;
- Work stoppages and other labor problems for us and our customers or suppliers;
- Limitations on our ability to expand our business;
- Regulatory changes or developments in the U.S. and foreign countries;
- Developments or disputes concerning patents or other proprietary rights;
- Changes in accounting standards, policies, guidance, interpretation or principles;
- Risks associated with operating internationally, including currency translation risks;
- The operating and stock performance of comparable companies;
- Investors' perceptions of us and our industry;
- General economic, geopolitical, industry and market conditions; and
- Changes in tax requirements (including tax rate changes and new tax laws).

Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in this Annual Report on Form 10-K, including under Part I, Item 1. "Business," Part I, Item 1A. "Risk Factors," Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 8. "Financial Statements and Supplementary Data."

We are not under any duty to update any forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission. All forward-looking statements contained in this report and any subsequently filed reports are expressly qualified in their entirety by these cautionary statements.

Our business, operating results, cash flows or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should carefully consider these risks before investing in shares of our common stock.

Risk Factors Related to Our Company

The bearing industry is highly competitive, and competition could reduce our profitability or limit our ability to grow.

The global bearing industry is highly competitive, and we compete with many U.S. and non-U.S. companies, some of which benefit from lower labor costs and fewer regulatory burdens than us. We compete primarily based on product qualifications, product line breadth, service and price. Certain competitors may be better able to manage costs than us or may have greater financial resources than we have. Due to the competitiveness in the bearing industry we may not be able to increase prices for our products to cover increases in our costs, and we may face pressure to reduce prices, which could materially reduce

our revenues, gross margin and profitability. Competitive factors, including changes in market penetration, increased price competition and the introduction of new products and technology by existing and new competitors could result in a material reduction in our revenues and profitability.

The loss of a major customer could result in a material reduction in our revenues and profitability.

Our top ten customers generated 31% of our net sales during fiscal 2010 and fiscal 2009. Accordingly, the loss of one or more of those customers or a substantial decrease in such customers' purchases from us could result in a material reduction in our revenues and profitability.

In addition, the consolidation and combination of defense or other manufacturers may eliminate customers from the industry and/or put downward pricing pressures on sales of component parts. For example, the consolidation that has occurred in the defense industry in recent years has significantly reduced the overall number of defense contractors in the industry. In addition, if one of our customers is acquired or merged with another entity, the new entity may discontinue using us as a supplier because of an existing business relationship with the acquiring company or because it may be more efficient to consolidate certain suppliers within the newly formed enterprise. The significance of the impact that such consolidation may have on our business is difficult to predict because we do not know when or if one or more of our customers will engage in merger or acquisition activity. However, if such activity involved our material customers it could materially impact our revenues and profitability.

Weakness in any of the industries in which our customers operate, as well as the cyclical nature of our customers' businesses generally, could materially reduce our revenues and profitability.

The commercial aerospace, mining and construction equipment and other diversified industrial industries to which we sell our products are, to varying degrees, cyclical and tend to decline in response to overall declines in industrial production. Margins in those industries are highly sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. As a result, our business is also cyclical, and the demand for our products by these customers depends, in part, on overall levels of industrial production, general economic conditions and business confidence levels. Downward economic cycles have affected our customers and reduced sales of our products resulting in reductions in our revenues and net earnings. Any future material weakness in demand in any of these industries could materially reduce our revenues and profitability.

In addition, many of our customers have historically experienced periodic downturns, which often have had a negative effect on demand for our products. For example, the severe downturn in 2001 in the aerospace industry resulted in deferrals or cancellations in aircraft orders, which reduced the volume and price of orders placed for products used to manufacture commercial aircraft, including our bearings and other individual parts and components we manufacture. Previous industry downturns have negatively affected, and future industry downturns will negatively affect, our net sales, gross margin and net income.

Future reductions or changes in U.S. government spending could negatively affect our business.

In fiscal 2010, 5.2% of our net sales were made directly, and we estimate that approximately an additional 22.4% of our net sales were made indirectly, to the U.S. government to support military or other government projects. Our failure to obtain new government contracts, the cancellation of government contracts or reductions in federal budget appropriations regarding our products could result in materially reduced revenue. In addition, the funding of defense programs also competes with non-defense spending of the U.S. government. Our business is sensitive to changes in national and international priorities and the U.S. government budget. A shift in government defense spending to other programs in which we are not involved or a reduction in U.S. government defense spending generally could materially reduce our revenues, cash flows from operations and profitability. If we, or our prime contractors for which we are a subcontractor, fail to win any particular bid, or we are unable to replace lost business as a result of a cancellation, expiration or completion of a contract, our revenues or cash flows could be reduced.

Fluctuating supply and costs of raw materials and energy resources could materially reduce our revenues, cash flow from operations and profitability.

Our business is dependent on the availability and costs of energy resources and raw materials, particularly steel, generally in the form of stainless and chrome steel, which are commodity steel products. The availability and prices of raw materials and energy sources may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide

price levels. Although we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain raw materials. Disruptions in the supply of raw materials and energy resources could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources, which could thereby affect our net sales and profitability.

We seek to pass through a significant portion of our additional costs to our customers through steel surcharges or price increases. However, even if we are able to pass these steel surcharges or price increases to our customers, there may be a time lag of up to 3 months or more between the time a cost increase goes into effect and our ability to implement surcharges or price increases, particularly for orders already in our backlog. As a result our gross margin percentage may decline, and we may not be able to implement other price increases for our products. We cannot provide assurances that we will be able to continue to pass these additional costs on to our customers at all or on a timely basis or that our customers will not seek alternative sources of supply if there are significant or prolonged increases in the price of steel or other raw materials or energy resources.

Our products are subject to certain approvals, and the loss of such approvals could materially reduce our revenues and profitability.

Essential to servicing the aerospace market is the ability to obtain product approvals. We have a substantial number of product approvals, which enable us to provide products used in virtually all domestic aircraft platforms presently in production or operation. Product approvals are typically issued by the FAA to designated OEMs who are Production Approval Holders of FAA approved aircraft. These Production Approval Holders provide quality control oversight and generally limit the number of suppliers directly servicing the commercial aerospace aftermarket. Regulations enacted by the FAA provide for an independent process (the PMA process), which enables suppliers who currently sell their products to the Production Approval Holders, to sell products to the aftermarket. Our foreign sales may be subject to similar approvals or U.S. export control restrictions. Although we have not lost any material product approvals in the past, we cannot assure you that we will not lose approvals for our products in the future. The loss of product approvals could result in lost sales and materially reduce our revenues and profitability.

Restrictions in our indebtedness agreements could limit our growth and our ability to respond to changing conditions.

The KeyBank Credit Agreement contains a number of restrictive covenants that limit our ability, among other things, to:

- incur additional indebtedness and issue preferred stock and guarantee indebtedness;
- create liens on our assets;
- pay dividends or make other equity distributions;
- purchase or redeem capital stock;
- create restrictions on payments of dividends or other amounts to us by our restricted subsidiaries;
- make investments;
- merge, consolidate or sell assets;
- engage in activities unrelated to our current business;
- engage in transactions with our affiliates; and
- sell or issue capital stock of certain subsidiaries.

In addition, the KeyBank Credit Agreement contains other financial covenants requiring us to maintain a minimum fixed charge coverage ratio and maximum senior leverage ratios and to satisfy certain other financial conditions. Our KeyBank Credit Agreement prohibits us from incurring capital expenditures of more than $30 million per year. These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities.

As of April 3, 2010, we had $37.0 million of outstanding borrowings and letters of credit of $6.0 million under our $150.0 million KeyBank Credit Agreement. Under the KeyBank Credit Agreement, we had borrowing availability of $107.0 million as of April 3, 2010. This agreement expires on June 24, 2011.

Work stoppages and other labor problems could materially reduce our ability to operate our business.

As of April 3, 2010, approximately 12% of our hourly employees were represented by labor unions in the U.S. and abroad. While we believe our relations with our employees are satisfactory, a lengthy strike or other work stoppage at any of our facilities, particularly at some of our larger facilities, could materially reduce our ability to operate our business. In addition, any

attempt by our employees not currently represented by a union to join a union could result in additional expenses, including with respect to wages, benefits and pension obligations. We currently have three collective bargaining agreements, one agreement covering approximately 49 employees will expire in June 2012, one agreement covering approximately 68 employees will expire in January 2013 and one agreement covering approximately 25 employees will expire in October 2015.

In addition, work stoppages at one or more of our customers or suppliers, including suppliers of transportation services, many of which have large unionized workforces, for labor or other reasons could also cause disruptions to our business that we cannot control, and these disruptions may materially reduce our revenues and profitability.

Our business is capital intensive and may consume cash in excess of cash flows from our operations.

Our ability to remain competitive, sustain our growth and expand our operations largely depends on our cash flows from operations and our access to capital. We intend to fund our cash needs through operating cash flow and borrowings under our KeyBank Credit Agreement, but may require additional equity or debt financing to fund our growth and debt repayment obligations. In addition, we may need additional capital to fund future acquisitions. Our business may not generate sufficient cash flow, and we may not be able to obtain sufficient funds to enable us to pay our debt obligations and capital expenditures or we may not be able to refinance our existing debt on commercially reasonable terms, if at all. See Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity."

Unexpected equipment failures, catastrophic events or capacity constraints may increase our costs and reduce our sales due to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical pieces of equipment, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, earthquakes or violent weather conditions. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures or catastrophes. Interruptions in production capabilities will inevitably increase our production costs and reduce sales and earnings for the affected period.

Certain of our facilities are operating at a single shift with a light second shift, and additional demand may require additional shifts and/or capital investments at these facilities. We cannot assure you that we will be able to add additional shifts as needed in a timely way and production constraints may result in lost sales. In certain markets we refrain from making additional capital investments to expand capacity where we believe market expansion in a particular end market is not sustainable or otherwise does not justify the expansion or capital investment. Our assumptions and forecasts regarding market conditions in these end markets may be erroneous and may result in lost earnings, potential sales going to competitors and inhibit our growth.

We may not be able to continue to make the acquisitions necessary for us to realize our growth strategy.

The acquisition of businesses that complement or expand our operations has been and continues to be an important element of our business strategy. We frequently engage in evaluations of potential acquisitions and negotiations for possible acquisitions, some of which, if consummated, could be significant to us. We cannot assure you that we will be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms in the future. Our inability to acquire businesses, or to operate them profitably once acquired, could have a material adverse effect on our business, financial position, cash flow and growth.

The costs and difficulties of integrating acquired businesses could impede our future growth.

We cannot assure you that any future acquisition will enhance our financial performance. Our ability to effectively integrate any future acquisitions will depend on, among other things, the culture of the acquired business matching with our culture, the ability to retain and assimilate employees of the acquired business, the ability to retain customers and integrate customer bases, the adequacy of our implementation plans, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and sales goals. The integration of any acquired businesses might cause us to incur unforeseen costs, which would lower our future earnings and would prevent us from realizing the expected benefits of these acquisitions.

Even if we are able to integrate future acquired businesses with our operations successfully, we cannot assure you that we will realize all of the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will

realize such benefits within the expected time frame. As a result of our acquisitions of other businesses, we may be subject to the risk of unforeseen business uncertainties or legal liabilities relating to those acquired businesses for which the sellers may not indemnify us. Future acquisitions may also result in potentially dilutive issuances of securities.

We depend heavily on our senior management and other key personnel, the loss of whom could materially affect our financial performance and prospects.

Our business is managed by a number of key executive officers, including Dr. Michael J. Hartnett. Our future success will depend on, among other things, our ability to keep the services of these executives and to hire other highly qualified employees at all levels.

We compete with other potential employers for employees, and we may not be successful in hiring and retaining executives and other skilled employees that we need. Our ability to successfully execute our business strategy, market and develop our products and serve our customers could be adversely affected by a shortage of available skilled employees or executives.

Our international operations are subject to risks inherent in such activities.

We have established operations in certain countries outside the U.S., including Mexico, France, Switzerland, China and England. Of our 26 facilities, 6 are located outside the U.S., including 4 manufacturing facilities.

Approximately 26% of our net sales were derived from sales directly or indirectly outside the U.S. We expect that this proportion is likely to increase as we seek to increase our penetration of foreign markets, including through acquisitions, particularly within the aerospace and defense markets. Our foreign operations are subject to the risks inherent in such activities such as: currency devaluations, logistical and communications challenges, costs of complying with a variety of foreign laws and regulations, greater difficulties in protecting and maintaining our rights to intellectual property, difficulty in staffing and managing geographically diverse operations, acts of terrorism or war or other acts that may cause social disruption which are difficult to quantify or predict and general economic conditions in these foreign markets. Our international operations may be negatively impacted by changes in government policies, such as changes in laws and regulations (or the interpretation thereof), restrictions on imports and exports, sources of supply, duties or tariffs, the introduction of measures to control inflation and changes in the rate or method of taxation. To date we have not experienced significant difficulties with the foregoing risks associated with our international operations.

Currency translation risks may have a material impact on our results of operations.

Our Swiss operations utilize the Swiss Franc as the functional currency, our French operations utilize the Euro as the functional currency and our English operations utilize the British Pound Sterling as the functional currency. Foreign currency transaction gains and losses are included in earnings. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group and to foreign currency denominated trade receivables. Unrealized currency translation gains and losses are recognized upon translation of the foreign subsidiaries' balance sheets to U.S. dollars. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. While we monitor exchange rates, we currently do not have exchange rate hedges in place to reduce the risk of an adverse currency exchange movement. Currency fluctuations have not had a material impact on our financial performance in the past, but such fluctuations may affect our financial performance in the future and we cannot predict the impact of future exchange rate fluctuations on our results of operations. See Part II, Item 7A. "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rates."

We may be required to make significant future contributions to our pension plan.

As of April 3, 2010, we maintained one noncontributory defined benefit pension plan. The plan was underfunded by $1.7 million as of April 3, 2010 and overfunded by $0.9 million as of March 28, 2009, which are the amounts by which the accumulated benefit obligations are more or less than the sum of the fair market value of the plan's assets. We are required to make cash contributions to our pension plan to the extent necessary to comply with minimum funding requirements imposed by employee benefit laws and tax laws. The amount of any such required contributions is determined based on annual actuarial valuation of the plan as performed by the plan's actuaries. The amount of future contributions will depend upon asset returns, then-current discount rates and a number of other factors, and, as a result, the amount we may elect or be required to contribute to our pension plan in the future may increase significantly. Additionally, there is a risk that if the Pension Benefit Guaranty Corporation concludes that its risk with respect to our pension plan may increase unreasonably if the plan continues to operate, if

we are unable to satisfy the minimum funding requirement for the plan or if the plan becomes unable to pay benefits, then the Pension Benefit Guaranty Corporation could terminate the plan and take control of its assets. In such event, we may be required to make an immediate payment to the Pension Benefit Guaranty Corporation of all or a substantial portion of the underfunding as calculated by the Pension Benefit Guaranty Corporation based upon its own assumptions. The underfunding calculated by the Pension Benefit Guaranty Corporation could be substantially greater than the underfunding we have calculated because, for example, the Pension Benefit Guaranty Corporation may use a significantly lower discount rate. If such payment is not made, then the Pension Benefit Guaranty Corporation could place liens on a material portion of our assets and the assets of any members of our controlled group. Such action could result in a material increase in our pension related expenses and a corresponding reduction in our cash flow and net income. For additional information concerning our pension plan and plan liabilities, see Part II, Item 8. "Financial Statements and Supplementary Data," Note 13 "Pension Plans."

We may incur material losses for product liability and recall related claims.

We are subject to a risk of product and recall related liability in the event that the failure, use or misuse of any of our products results in personal injury, death, or property damage or our products do not conform to our customers' specifications. In particular, our products are installed in a number of types of vehicle fleets, including airplanes, trains, automobiles, heavy trucks and farm equipment, many of which are subject to government ordered as well as voluntary recalls by the manufacturer. If one of our products is found to be defective, causes a fleet to be disabled or otherwise results in a product recall, significant claims may be brought against us. Although we have not had any material product liability or recall related claims made against us, and we currently maintain product liability insurance coverage for product liability, although not for recall related claims, we cannot assure you that product liability or recall related claims, if made, would not exceed our insurance coverage limits or would be covered by insurance which, in turn, may result in material losses related to these claims, increased future insurance costs and a corresponding reduction in our cash flow and net income.

Environmental regulations impose substantial costs and limitations on our operations, and environmental compliance may be more costly than we expect.

We are subject to various federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. These laws and regulations could subject us to material costs and liabilities, including compliance costs, civil and criminal fines imposed for failure to comply with these laws and regulatory and litigation costs. We also may be liable under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or similar state laws, for the costs of investigation and clean-up of contamination at facilities currently or formerly owned or operated by us or at other facilities at which we have disposed of hazardous substances. In connection with such contamination, we may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Compliance with these laws and regulations may prove to be more limiting and costly than we anticipate. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could cause a material increase in our environmental related compliance costs and a corresponding reduction in our cash flow and net income. Investigation and remediation of contamination at some of our sites is ongoing. Actual costs to clean-up these sites may exceed our current estimates. Although we have indemnities and other agreements for certain pre-closing environmental liabilities from the prior owners in connection with our acquisition of several of our facilities, we cannot assure you that the indemnities will be adequate to cover known or newly discovered pre-closing liabilities.

Our intellectual property and other proprietary rights are valuable, and any inability to protect them could adversely affect our business and results of operations; in addition, we may be subject to infringement claims by third parties.

Our ability to compete effectively is dependent upon our ability to protect and preserve the intellectual property and other proprietary rights and materials owned, licensed or otherwise used by us. We have numerous U.S. and foreign patents, trademark registrations and U.S. copyright registrations. We also have U.S. and foreign trademark and patent applications pending. We cannot assure you that our pending trademark and patent applications will result in trademark registrations and issued patents, and our failure to secure rights under these applications may limit our ability to protect the intellectual property rights that these applications were intended to cover. Although we have attempted to protect our intellectual property and other proprietary rights both in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret protection and non-disclosure agreements, these steps may be insufficient to prevent unauthorized use of our intellectual property and other proprietary rights, particularly in foreign countries where the protection available for such intellectual property and other proprietary rights may be limited. We cannot assure you that any of our intellectual property rights will not be infringed upon or that our trade secrets will not be misappropriated or otherwise become known to or independently developed by competitors. We may not have adequate remedies available for any such infringement or other

unauthorized use. We cannot assure you that any infringement claims asserted by us will not result in our intellectual property being challenged or invalidated, that our intellectual property will be held to be of adequate scope to protect our business or that we will be able to deter current and former employees, contractors or other parties from breaching confidentiality obligations and misappropriating trade secrets. In addition, we may become subject to claims which could require us to pay damages or limit our ability to use certain intellectual property and other proprietary rights found to be in violation of a third party's rights, and, in the event such litigation is successful, we may be unable to use such intellectual property and other proprietary rights at all or on reasonable terms. Regardless of its outcome, any litigation, whether commenced by us or third parties, could be protracted and costly and could result in increased litigation related expenses, the loss of intellectual property rights or payment of money or other damages, which may result in lost sales and reduced cash flow and decrease our net income. See Part I, Item 1. "Business—Intellectual Property."

Cancellation of orders in our backlog of orders could negatively impact our revenues.

As of April 3, 2010, we had an order backlog of $157.9 million, which we estimate will be fulfilled within the next 12 months. However, orders included in our backlog are subject to cancellation, delay or other modifications by our customers prior to fulfillment. For these reasons, we cannot assure you that orders included in our backlog will ultimately result in the actual receipt of revenues from such orders.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. To date, we have not detected any material weakness or significant deficiencies in our internal controls over financial reporting. However, we are continuing to evaluate and, where appropriate, enhance our policies, procedures and internal controls. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risk Factors Related to our Common Stock

Provisions in our charter documents may prevent or hinder efforts to acquire a controlling interest in us.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions which might benefit our stockholders or in which our stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management.

Our certificate of incorporation authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors without stockholder approval. Holders of the common stock may not have preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by us. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of us or could impede our stockholders' ability to approve a transaction they consider in their best interests. Although we have no present intention to issue any new shares of preferred stock, we may do so in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Our principal executive office is located at One Tribology Center, Oxford, Connecticut 06478. We also use this facility for manufacturing.

We own facilities in the following locations:

Rancho Dominguez, California	Bremen, Indiana
Santa Ana, California	Plymouth, Indiana
Fairfield, Connecticut	Bishopville, South Carolina
Torrington, Connecticut	Hartsville, South Carolina
Canton, Georgia	Houston, Texas
Clayton, Georgia	

We have leases in effect with respect to the following facilities:

Location of Leased Facility	Lease Expiration Date	Location of Leased Facility	Lease Expiration Date
Baldwin Park, California	April 30, 2013	Horsham, Pennsylvania	April 14, 2012
Huntington Beach, California	September 30, 2011	Bishopville, South Carolina	January 31, 2016
Santa Fe Springs, California	November 30, 2012	Hartsville, South Carolina	September 30, 2014
Middlebury, Connecticut	June 30, 2011	Delemont, Switzerland	August 31, 2015
Oxford, Connecticut	September 30, 2014	Houston, Texas	June 19, 2012
Gloucestershire, England	May 21, 2012	Hoffman Estates, Illinois	March 31, 2012
Reynosa, Mexico	June 13, 2013	Shanghai, China	May 31, 2011
West Trenton, New Jersey	February 29, 2012	Les Ulis, France	July 31, 2010
Oklahoma City, Oklahoma	September 30, 2021		

We have several small field offices located in various locations to support field sales operations.

We believe that our existing property, facilities and equipment are generally in good condition, are well maintained and adequate to carry on our current operations. We also believe that our existing manufacturing facilities have sufficient capacity to meet increased customer demand. Substantially all of our owned domestic properties and most of our other assets are subject to a lien securing our obligations under our KeyBank Credit Agreement.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in litigation and administrative proceedings which arise in the ordinary course of our business. We do not believe that any litigation or proceeding in which we are currently involved, either individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition, operating results, cash flow or prospects.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended April 3, 2010.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers are elected by the Board of Directors normally for a term of one year and until the election of their successors. The executive officers of the company as of May 24, 2010 are as follows:

Name	Age	Current Position and Previous Positions During Last Five Years
Michael J. Hartnett	64	1992 Chairman, President and Chief Executive Officer
Daniel A. Bergeron	50	2003 Vice President and Chief Financial Officer and Secretary 2006 Vice President and Chief Financial Officer and Assistant Secretary
Thomas C. Crainer	52	2003 General Manager 2008 Vice President and General Manager
Richard J. Edwards	54	1996 Vice President and General Manager
Thomas J. Williams	58	2006 Corporate General Counsel and Secretary
Thomas M. Burigo	58	2005 Director of Accounting 2006 Corporate Controller

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price range of our Common Stock

Our common stock is quoted on the Nasdaq National Market under the symbol "ROLL." As of May 24, 2010, there were 51 holders of record of our common stock.

The following table shows the high and low sales prices of our common stock as reported by the Nasdaq National Market during the periods indicated:

	Fiscal 2010		Fiscal 2009	
	High	Low	High	Low
First Quarter	$21.84	$14.76	$41.20	$33.24
Second Quarter	24.67	19.33	42.30	29.23
Third Quarter	26.29	19.23	35.74	16.03
Fourth Quarter	32.27	22.20	22.66	12.18

The last reported sale price of our common stock on the Nasdaq National Market on May 24, 2010 was $26.87 per share.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not expect to pay cash dividends for the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. In addition, covenants in our credit facilities restrict our ability to pay dividends. Any future declaration of dividends will be determined by our board of directors, based upon our earnings, capital requirements, financial condition, debt covenants, tax consequences and other factors deemed relevant by our board of directors.

Issuer Purchases of Equity Securities

On June 15, 2007, our board of directors authorized us to repurchase up to $10.0 million of our common stock from time to time on the open market, through block trades, or in privately negotiated transactions depending on market conditions, alternative uses of capital and other factors. Purchases may be commenced, suspended or discontinued at any time without prior notice. The new program, which does not have an expiration date, replaced a $7.5 million program that expired on March 31, 2007.

Total share repurchases for the three months ended April 3, 2010, all of which were made under this program, are as follows:

Period	Total number of shares purchased	Average price paid per share	Number of shares purchased as part of the publicly announced program	Approximate dollar value of shares still available to be purchased under the program (000's)
12/27/2009– 01/30/2010	—	$ —	—	$6,101
01/31/2010 – 02/27/2010	2,966	24.92	2,966	6,027
02/28/2010 – 04/03/2010	—	—	—	$6,027
Total	2,966	$24.92	2,966	

During the fourth quarter of fiscal 2010, we did not issue any common stock that was not registered under the Securities Act.

Equity Compensation Plans

Information regarding equity compensation plans required to be disclosed pursuant to this Item is included in Part II, Item 8. "Financial Statements and Supplementary Data," Note 16 "Stockholders' Equity-Stock Option Plans" of this Annual Report on Form 10-K.

Performance Graph

The following graph shows the total return to our stockholders compared to a peer group and the Nasdaq Composite over the period from August 10, 2005 (the date of our initial public offering) to April 3, 2010. Each line on the graph assumes that $100 was invested in our common stock on August 10, 2005 or in the respective indices at the closing price on August 10, 2005. The graph then presents the value of these investments, assuming reinvestment of dividends, through the close of trading on April 3, 2010.

Comparison of 55 Month Cumulative Return*
Among RBC Bearings Incorporated, The Nasdaq Composite Index
And a Peer Group



	August 10, 2005	April 1, 2006	March 31, 2007	March 29, 2008	March 28, 2009	April 3, 2010
RBC Bearings Incorporated	$ 100.00	$ 134.25	$ 218.93	$237.00	$106.02	$207.79
Nasdaq Composite Index	100.00	109.09	113.70	107.02	73.89	115.97
Peer Group	100.00	123.55	178.23	175.72	106.56	205.37

The peer group consists of Kaydon Corporation, Moog Inc., NN Inc., Precision Industries Castparts Corp., Timken Company and Triumph Group Inc., which in our opinion, most closely represent the peer group for our business segments.

*The cumulative total return shown on the stock performance graph indicates historical results only and is not necessarily indicative of future results.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated historical financial and other data as of the dates and for the periods indicated. The selected financial data as of and for the years ended April 3, 2010, March 28, 2009, March 29, 2008, March 31, 2007 and April 1, 2006 have been derived from our historical consolidated financial statements audited by Ernst & Young LLP, independent registered public accounting firm. Historical results are not necessarily indicative of the results expected in the future. You should read the data presented below together with, and qualified by reference to, Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

	Fiscal Year Ended				
	April 3, 2010	March 28, 2009	March 29, 2008	March 31, 2007	April 1, 2006
	(in thousands, except share and per share amounts)				
Statement of Operations Data:					
Net sales[1]	$274,702	$355,796	$330,600	$306,062	$274,509
Cost of sales	190,136	237,576	217,022	205,953	191,561
Gross margin	84,566	118,220	113,578	100,109	82,948
Selling, general and administrative[2]	47,367	55,779	48,904	42,256	41,945
Other, net	2,529	7,471	1,824	5,934	2,424
Operating income	34,670	54,970	62,850	51,919	38,579
Interest expense, net	1,807	2,605	3,407	5,780	15,657
Loss on early extinguishment of debt[3]	—	319	27	3,576	3,771
Other non-operating expense (income)	(147)	645	(463)	(1,504)	78
Income before income taxes	33,010	51,401	59,879	44,067	19,073
Provision for income taxes	8,625	16,947	19,685	15,588	6,634
Net income	24,385	34,454	40,194	28,479	12,439
Preferred stock dividends	—	—	—	—	(893)
Participation rights of preferred stock in undistributed earnings	—	—	—	—	(630)
Net income available to common stockholders	$ 24,385	$ 34,454	$ 40,194	$ 28,479	$ 10,916
Net income per common share:[4]					
Basic	$ 1.13	$ 1.60	$ 1.87	$ 1.38	$ 0.84
Diluted	$ 1.12	$ 1.58	$ 1.84	$ 1.33	$ 0.76
Weighted average common shares:[4]					
Basic	21,590,421	21,570,979	21,457,846	20,579,498	12,931,185
Diluted	21,747,082	21,738,812	21,802,711	21,335,307	14,452,264
Other Financial Data:					
Capital expenditures	$ 9,906	$ 27,583	$ 17,758	$ 16,174	$ 10,341

	As of				
	April 3, 2010	March 28, 2009	March 29, 2008	March 31, 2007	April 1, 2006
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 21,389	$ 30,557	$ 9,859	$ 5,184	$ 16,126
Working capital	202,714	205,904	176,269	138,970	146,612
Total assets	375,955	382,067	337,112	273,713	275,923
Total debt	38,453	68,151	57,750	59,405	165,747
Total stockholders' equity	283,547	256,011	223,910	168,171	73,340

(1) Net sales were $274.7 million in fiscal 2010 compared to $355.8 million in fiscal 2009, a decrease of $81.1 million. Net sales in the compared periods included net sales of $2.3 million for Lubron, which was acquired in September 2009.

Net sales were $355.8 million in fiscal 2009 compared to $330.6 million in fiscal 2008, an increase of $25.2 million. Net sales in the compared periods included net sales of $6.6 million for PIC Design (acquired in June 2008), $6.1 million for AID (acquired in March 2008) and $4.8 million for BEMD (acquired in March 2008), all in fiscal 2009.

Net sales were $330.6 million in fiscal 2008 compared to $306.1 million in fiscal 2007, an increase of $24.5 million. Net sales in the compared periods included net sales of $5.4 million for Phoenix (acquired in May 2007), $2.7 million for CBS (acquired in July 2007), $0.3 million for AID (acquired in March 2008) and $0.3 million for BEMD (acquired in March 2008), all in fiscal 2008.

Net sales were $306.1 million in fiscal 2007 compared to $274.5 million in fiscal 2006, an increase of $31.6 million. Net sales in the compared periods included net sales of $8.4 million in fiscal 2007 for All Power, which was acquired in September 2006.

(2) Selling, general and administrative expense for the fiscal year ended April 1, 2006 included non-recurring compensation expense of $5.2 million.

(3) Loss on early extinguishment of debt in fiscal 2009 was $0.3 million for the non-cash write-off of deferred financing fees associated with the paydown of $15.5 million of industrial revenue bonds.

Loss on early extinguishment of debt in fiscal 2007 was $3.6 million for the non-cash write-off of deferred financing costs associated with the early termination of the senior credit facility.

Loss on early extinguishment of debt of $3.8 million in fiscal 2006 included $1.6 million for non-cash write-off of deferred financing fees and unamortized bond discount associated with retired debt, $1.3 million of redemption premium associated with the retirement of all of our 13% discount debentures in September 2005, $0.5 million of prepayment fees related to the repayment of all of the outstanding balance under our second lien term loan in August 2005 and $0.4 million in interest expense for the 30-day call period related to the early extinguishment of our 13% discount debentures.

(4) Amounts for the fiscal year ended March 31, 2007 reflect the consummation of our secondary public offering in April 2006, which included: (1) the sale by us of 8,989,550 shares of our common stock (5,995,529 sold by certain of our stockholders) at the offering price of $20.50 per share and (2) the repayment of $57.8 million of our Term Loan.

Amounts for the fiscal year ended April 1, 2006 reflect the consummation of our initial public offering in August 2005, which included: (1) the sale by us of 7,034,516 shares at the offering price of $14.50 per share, (2) the repayment of all of our $38.6 million in aggregate principal amount of 13% senior subordinated discount debentures due 2009, (3) the repayment of all outstanding indebtedness under our $45.0 million second lien term loan, (4) the addition of $40.0 million to our Term Loan and (5) the redemption of all of our then outstanding Class C and Class D preferred stock for an aggregate redemption price of $38.6 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a well known international manufacturer of highly engineered precision plain, roller and ball bearings. Our precision solutions are integral to the manufacture and operation of most machines and mechanical systems, reduce wear to moving parts, facilitate proper power transmission and reduce damage and energy loss caused by friction. While we manufacture products in all major bearing categories, we focus primarily on the higher end of the bearing market where we believe our value added manufacturing and engineering capabilities enable us to differentiate ourselves from our competitors and enhance profitability. We estimate that approximately two-thirds of our net sales during fiscal 2010 were generated by products for which we hold the number one or two market position. We have been providing bearing solutions to our customers since 1919. Over the past ten years, under the leadership of our current management team, we have significantly broadened our end markets, products, customer base and geographic reach. We currently operate 26 facilities of which 23 are manufacturing facilities in four countries.

Demand for bearings generally follows the market for products in which bearings are incorporated and the economy as a whole. Purchasers of bearings include industrial equipment and machinery manufacturers, producers of commercial and military aerospace equipment such as missiles and radar systems, agricultural machinery manufacturers, construction, mining and specialized equipment manufacturers and automotive and commercial truck manufacturers. The markets for our products are

cyclical, and general market conditions could negatively impact our operating results. We have endeavored to mitigate the cyclicality of our product markets by entering into sole-source relationships and long-term purchase orders, through diversification across multiple market segments within the aerospace and defense and diversified industrial segments, by increasing sales to the aftermarket and by focusing on developing highly customized solutions.

During the first nine months of fiscal 2010, the world economy continued to contract, and we experienced unfavorable conditions across our two major markets: diversified industrial and aerospace and defense. Our net sales for diversified industrial decreased 23% year over year, and our net sales for aerospace and defense decreased 23% year over year. In our fiscal fourth quarter, we started to experience stronger demand for our diversified industrial products driven by an overall recovery in most worldwide industrial markets. We are cautiously optimistic that these conditions will continue through our fiscal 2011.

Approximately 16% of our costs are attributable to raw materials, a majority of which are related to steel and related products. During the past four years, steel prices have increased to historically high levels, responding to unprecedented levels of world demand. To date, we have generally been able to pass through these costs to our customers through price increases and the assessment of surcharges, although there can be a time lag of up to 3 months or more.

Competition in specialized bearing markets is based on engineering design, brand, lead times and reliability of product and service. These markets are generally not as price sensitive as the markets for standard bearings.

We have demonstrated expertise in acquiring and integrating bearing and precision-engineered component manufacturers that have complementary products or distribution channels and provide significant potential for margin enhancement. We have consistently increased the profitability of acquired businesses through a process of methods and systems improvement coupled with the introduction of complementary and proprietary new products. Since October 1992 we have completed 20 acquisitions which have broadened our end markets, products, customer base and geographic reach.

Sources of Revenue

Revenue is generated primarily from sales of bearings to the diversified industrial market and the aerospace and defense markets. Sales are often made pursuant to sole-source relationships, long-term agreements and purchase orders with our customers. We recognize revenues principally from the sale of products at the point of passage of title, which is at the time of shipment.

Sales to the diversified industrial market accounted for 42% of our net sales for the fiscal year ended April 3, 2010. Sales to the aerospace and defense markets accounted for 58% of our net sales for the same period. In our fourth fiscal quarter, sales to the diversified industrial market accounted for 49% of our net sales, and sales to the aerospace and defense markets accounted for 51%.

Aftermarket sales of replacement parts for existing equipment platforms represented approximately 55% of our net sales for fiscal 2010. We continue to develop our OEM relationships which have established us as a leading supplier on many important aerospace and defense platforms. Over the past several years, we have experienced increased demand from the replacement parts market, particularly within the aerospace and defense sectors; one of our business strategies has been to increase the proportion of sales derived from this sector. We believe these activities increase the stability of our revenue base, strengthen our brand identity and provide multiple paths for revenue growth.

Approximately 26% of our net sales were derived from sales directly or indirectly outside the U.S. for fiscal 2010, compared to 28% for fiscal 2009. We expect that this proportion will increase as we seek to increase our penetration of foreign markets, particularly within the aerospace and defense sectors. Our top ten customers generated 31% of our net sales in fiscal 2010 and 2009. Out of the 31% of net sales generated by our top ten customers during the fiscal year ended April 3, 2010, 19% of net sales was generated by our top four customers compared to 18% for the comparable period last year. No single customer was responsible for generating more than 8% of our net sales for the same period.

Cost of Revenues

Cost of sales includes employee compensation and benefits, materials, outside processing, depreciation of manufacturing machinery and equipment, supplies and manufacturing overhead.

We monitor gross margin performance through a process of monthly operation management reviews. We will develop new products to target certain markets allied to our strategies by first understanding volume levels and product pricing and then constructing manufacturing strategies to achieve defined margin objectives. We only pursue product lines where we believe that the developed manufacturing process will yield the targeted margins. Management monitors gross margins of all product lines on a monthly basis to determine which manufacturing processes or prices should be adjusted.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses relate primarily to the compensation and associated costs of selling, general and administrative personnel, professional fees, insurance, incentive stock compensation, facility costs and information technology. We have decreased SG&A expenses by $8.4 million in fiscal 2010 compared to fiscal 2009. The decrease was due to the overall economic slowdown experienced over the last fifteen months.

Other Expenses

In March 2010, we finished the consolidation of our Houston, Texas facilities resulting in a total charge of $0.6 million. Of this amount, $0.4 million was related to the remaining months on the original leased facility and $0.2 million was related to moving expenses.

In March 2009, we recorded a non-cash impairment charge of approximately $3.8 million. This charge was associated with a change in production capacity for the Class 8 truck market due to continued decline in the build rates for Class 8 trucks.

In December 2008, we completed the consolidation and rationalization of our RBC Linear Precision Products, Inc. subsidiary in Walterboro, South Carolina. This resulted in a total charge of $1.4 million, of which $0.4 million was related to the net disposal and impairment of fixed assets, $0.7 million was for a writedown of excess inventory, $0.2 million for severance costs and $0.1 million for other miscellaneous items.

In December 2007, our RBC Aircraft Products, Inc. subsidiary relocated from a leased to an owned facility within Torrington, Connecticut. Moving expenses related to the relocation of this manufacturing facility resulted in a charge of approximately $0.5 million in fiscal 2008.

In February 2007, our Tyson Bearing Company, Inc. subsidiary closed operations at our Glasgow, Kentucky facility. The production that was conducted at the Tyson facility has been moved to other RBC locations. This consolidation resulted in a charge of approximately $5.1 million in fiscal 2007.

Results of Operations

The following table sets forth the various components of our consolidated statements of operations, expressed as a percentage of net sales, for the periods indicated that are used in connection with the discussion herein:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Statement of Operations Data:			
Net sales	100.0%	100.0%	100.0%
Gross margin	30.8	33.2	34.4
Selling, general and administrative	17.3	15.7	14.8
Other, net	0.9	2.1	0.6
Operating income	12.6	15.4	19.0
Interest expense, net	0.7	0.7	1.0
Loss on early extinguishment of debt	—	0.1	—
Other non-operating expense (income)	(0.1)	0.2	(0.1)
Income before income taxes	12.0	14.4	18.1
Provision for income taxes	3.1	4.7	6.0
Net income	8.9%	9.7%	12.1%

Segment Information

We have four reportable product segments: Plain Bearings, Roller Bearings, Ball Bearings and Other. Other consists primarily of precision ball screws and machine tool collets. The following table shows our net sales and operating income with respect to each of our reporting segments plus Corporate for the last three fiscal years:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
		(in thousands)	
Net External Sales			
Plain	$ 134,303	$ 166,658	$ 154,535
Roller	73,164	94,428	97,019
Ball	45,442	63,625	56,677
Other	21,793	31,085	22,369
Total	$274,702	$355,796	$ 330,600
Operating Income			
Plain	$ 28,554	$ 41,517	$ 40,982
Roller	20,969	23,697	28,818
Ball	5,594	14,474	14,284
Other	1,992	2,375	2,669
Corporate	(22,439)	(27,093)	(23,903)
Total	$ 34,670	$ 54,970	$ 62,850

Geographic Information

The following table summarizes our net sales, by shipping location, for the periods shown:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
		(in thousands)	
Geographic Revenues			
Domestic	$234,329	$301,413	$280,510
Foreign	40,373	54,383	50,090
Total	$274,702	$355,796	$330,600

For additional information concerning our business segments, see Part II, Item 8. "Financial Statements and Supplementary Data," Note 20 "Reportable Segments."

Fiscal 2010 Compared to Fiscal 2009

Net Sales. Net sales for fiscal 2010 were $274.7 million, a decrease of $81.1 million, or 22.8%, compared to $355.8 million for the same period in fiscal 2009. During fiscal 2010, we experienced net sales declines in all of our four segments, driven by lower demand across our end markets due to the weak economic climate. Overall, net sales to aerospace and defense customers fell 22.5% in fiscal 2010 compared to the same period last year, mainly driven by a slowdown in the business jet market and inventory liquidations by aircraft distributors. Net sales to diversified industrial customers decreased 23.2% in fiscal 2010 compared to the same period last year as a result of the overall decline in the global industrial markets. This decline was offset by the inclusion of our Lubron acquisition which contributed $2.3 million of net sales to our diversified industrial customers in fiscal 2010.

The Plain Bearings segment achieved net sales of $134.3 million in fiscal 2010, a decrease of $32.4 million, or 19.4%, compared to $166.7 million for the same period in the prior year. The weak economy contributed to the overall net sales decline in this segment, with a $27.7 million decrease in net sales to aerospace and defense customers combined with a $7.0 million decline in net sales to diversified industrial customers. This decline was offset by the inclusion of our Lubron acquisition which contributed $2.3 million of net sales to our diversified industrial sector.

The Roller Bearings segment achieved net sales of $73.2 million in fiscal 2010, a decrease of $21.2 million, or 22.5%, compared to $94.4 million for the same period in the prior year. The weak economic performance of the industrial sector contributed $17.9 million of this net sales decline combined with a $3.3 million decrease in net sales to aerospace and defense customers.

The Ball Bearings segment achieved net sales of $45.4 million in fiscal 2010, a decrease of $18.2 million, or 28.6%, compared to $63.6 million for the same period in the prior year. Of this decline, $4.7 million was attributable to the impact of the economic downturn on the industrial sector while net sales to the aerospace and defense sector declined $13.5 million compared to the same period in fiscal 2009.

The Other segment, which is focused mainly on the sale of machine tool collets and precision components, achieved net sales of $21.8 million in fiscal 2010, a decrease of $9.3 million, or 29.9%, compared to $31.1 million for the same period last year. Of this decrease, $6.8 million was attributable to a decline in the sale of machine tool collets in Europe combined with a decline of $2.5 million due to the general industrial decline for mechanical components.

Gross Margin. Gross margin was $84.6 million, or 30.8% of net sales, in fiscal 2010, versus $118.2 million, or 33.2% of net sales, for the comparable period in fiscal 2009. The decrease in our gross margin as a percentage of net sales was primarily the result of the current economic downturn combined with costs of approximately $2.6 million associated with our expansion into large bearing product lines.

Selling, General and Administrative. SG&A expenses decreased by $8.4 million, or 15.1%, to $47.4 million in fiscal 2010 compared to $55.8 million for the same period in fiscal 2009. The decrease was primarily due to a decline of $9.2 million in compensation expenses, professional fees and general expense offset by higher stock compensation expense of $0.7 million and $0.1 million associated with acquisitions. As a percentage of net sales, SG&A was 17.3% in fiscal 2010 compared to 15.7% for the same period in fiscal 2009.

Other, net. Other, net in fiscal 2010 was $2.5 million compared to $7.5 million for the same period in fiscal 2009. In fiscal 2010, other, net included $1.3 million of amortization of intangibles, $1.2 million of restructuring and moving expenses, primarily related to reductions in workforce and the consolidation of our Houston, Texas facility, and a loss of $0.2 million on the disposal of fixed assets offset by $0.2 million of other miscellaneous income. In fiscal 2009, other, net included $1.6 million of amortization of intangibles, $1.1 million of plant consolidation and moving expenses primarily related to the consolidation of our Walterboro, South Carolina facility, a loss on disposal and impairment of fixed assets and intangibles of $4.4 million and bad debt expense of $0.4 million.

Operating Income. Operating income was $34.7 million, or 12.6% of net sales, in fiscal 2010 compared to $55.0 million, or 15.4% of net sales, in fiscal 2009. Operating income for the Plain Bearings segment was $28.6 million in fiscal 2010, or 21.3% of net sales, compared to $41.5 million for the same period last year, or 24.9% of net sales. The Roller Bearings segment achieved an operating income in fiscal 2010 of $21.0 million, or 28.7% of net sales, compared to $23.7 million, or 25.1% of net sales, in fiscal 2009. The Ball Bearings segment achieved an operating income of $5.6 million, or 12.3% of net sales, in fiscal 2010, compared to $14.5 million, or 22.7% of net sales, for the same period in fiscal 2009. The Other segment achieved an operating income of $2.0 million, or 9.1% of net sales, in fiscal 2010, compared to $2.4 million or 7.6% of net sales, for the same period in fiscal 2009. The decrease in operating income in all four of our business segments was driven by a decrease in volume due to the current economic climate. Our operating income as a percentage of net sales declined in two of our four business segments as a result of the current economic downturn and costs for our large bearing product lines.

Interest Expense, net. Interest expense, net decreased by $0.8 million to $1.8 million in fiscal 2010, compared to $2.6 million in fiscal 2009, driven by debt reduction.

Other Non-Operating Expense (Income). In fiscal 2010, we incurred a foreign exchange loss of approximately $0.1 million related primarily to a loan to our Phoenix subsidiary denominated in British Pound Sterling. This was offset by approximately $0.2 million in payments received under the U.S. Continued Dumping and Subsidy Offset Act (CDSOA) compared to $0.4 million in payments received in fiscal 2009. The CDSOA distributes antidumping duties paid by overseas companies to domestic firms hurt by unfair trade.

Income Before Income Taxes. Income before taxes was $33.0 million in fiscal 2010 compared to income before taxes of $51.4 million in fiscal 2009.

Income Taxes. Income tax expense in fiscal 2010 was $8.6 million compared to $16.9 million in fiscal 2009. The effective income tax rate in fiscal 2010 was 26.1% compared to 33.0% in fiscal 2009. For fiscal 2010, the income tax expense of $8.6 million and the effective tax rate of 26.1% include the benefit of the Advanced Manufacturing Tax Credit under Internal Revenue Code 48C ("Section 48C Credit"). Without consideration of this tax credit, the income tax expense would have been $11.3 million and the effective tax rate would have been 34.2% for fiscal 2010.

Net Income. Net income was $24.4 million in fiscal 2010 compared to net income of $34.5 million in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Net Sales. Net sales for fiscal 2009 were $355.8 million, an increase of $25.2 million, or 7.6%, compared to $330.6 million for the same period in fiscal 2008. During fiscal 2009, we experienced net sales growth in three of our four segments, driven by demand across end markets as well as continued efforts to supply new products to existing and new customers. Overall, net sales to aerospace and defense customers grew 18.6% in fiscal 2009 compared to the same period last year, driven mainly by commercial and military aerospace aftermarket, OEM demand and the $11.6 million contribution of newly-acquired divisions AID, BEMD and PIC Design. Net sales to diversified industrial customers decreased 4.6% in fiscal 2009 compared to the same period last year. This decline was offset by the inclusion of our PIC Design acquisition which contributed $5.3 million of net sales to our diversified industrial customers in fiscal 2009.

The Plain Bearings segment achieved net sales of $166.7 million in fiscal 2009, an increase of $12.2 million, or 7.8%, compared to $154.5 million for the same period in the prior year. The commercial and military aerospace market grew $13.9 million due to an increase in airframe and aerospace bearing shipments to aircraft manufacturers and continued demand for aftermarket product. The inclusion of AID accounted for $5.9 million of this increase. This increase was offset by a $1.7 million decline in net sales to our diversified industrial customers. This decline was mainly due to a shift in manufacturing capacity in response to growing aerospace demand and lower industrial OEM and aftermarket demand.

The Roller Bearings segment achieved net sales of $94.4 million in fiscal 2009, a decrease of $2.6 million, or 2.7%, compared to $97.0 million for the same period in the prior year. Net sales to the diversified industrial market declined by $3.9 million primarily driven by a continued slowdown in our Class 8 truck market and the overall diversified industrial market offset by an increase of $1.3 million in sales to the aerospace and defense sector.

The Ball Bearings segment achieved net sales of $63.6 million in fiscal 2009, an increase of $6.9 million, or 12.3%, compared to $56.7 million for the same period in the prior year. Strong aerospace and defense-related demand contributed an increase of $9.9 million which was offset by a decline of $3.0 million in sales to customers in the diversified industrial markets.

The Other segment, which is focused mainly on the sale of machine tool collets and precision components, achieved net sales of $31.1 million in fiscal 2009, an increase of $8.7 million, or 39.0%, compared to $22.4 million for the same period last year. Contributing to this increase was $11.0 million from the inclusion of BEMD and PIC Design offset by a decrease of $2.3 million in sales of machine tool collets in Europe and a decline in precision ball screws.

Gross Margin. Gross margin was $118.2 million, or 33.2% of net sales, in fiscal 2009, versus $113.6 million, or 34.4% of net sales, for the comparable period in fiscal 2008. The decrease in our gross margin as a percentage of net sales was mainly driven by start-up costs associated with our expansion into new bearing products of approximately $2.3 million and the inclusion of recent acquisitions which are currently operating at lower gross margin levels.

Selling, General and Administrative. SG&A expenses increased by $6.9 million, or 14.1%, to $55.8 million in fiscal 2009 compared to $48.9 million for the same period in fiscal 2008. The increase was primarily due to an increase of $3.4 million for personnel necessary to support increased volume, higher incentive stock compensation expense of $1.2 million, and $2.3 million associated with acquisitions. As a percentage of net sales, SG&A was 15.7% in fiscal 2009 compared to 14.8% for the same period in fiscal 2008.

Other, net. Other, net in fiscal 2009 was $7.5 million compared to $1.8 million for the same period in fiscal 2008. In fiscal 2009, other, net included $1.6 million of amortization of intangibles, $1.1 million of plant consolidation and moving expenses primarily related to the consolidation of our Walterboro, South Carolina facility, a loss on disposal and impairment of fixed assets and intangibles of $4.4 million and bad debt expense of $0.4 million. In fiscal 2008, other, net included $1.3 million of amortization of intangibles, $0.5 million of moving expenses related to the relocation of our aircraft products manufacturing facility and a loss on disposal of fixed assets of $0.4 million, offset by other miscellaneous income of $0.4 million.

Operating Income. Operating income was $55.0 million, or 15.4% of net sales, in fiscal 2009 compared to $62.9 million, or 19.0% of net sales, in fiscal 2008. Operating income for the Plain Bearings segment was $41.5 million in fiscal 2009, or 24.9% of net sales, compared to $41.0 million for the same period last year, or 26.5% of net sales. The Roller Bearings segment achieved an operating income in fiscal 2009 of $23.7 million, or 25.1% of net sales, compared to $28.8 million, or 29.7% of net sales, in fiscal 2008. This segment was impacted by the non-cash impairment charge of $3.8 million associated with the Class 8 truck market. The Ball Bearings segment achieved an operating income of $14.5 million, or 22.7% of net sales, in fiscal 2009, compared to $14.3 million, or 25.2% of net sales, for the same period in fiscal 2008. The Other segment achieved an operating income of $2.4 million, or 7.6% of net sales, in fiscal 2009, compared to $2.7 million or 11.9% of net sales, for the same period in fiscal 2008. The increase in operating income in the Plain and Ball segments was driven primarily by an increase in net sales. The decrease in operating income in the Roller segment was primarily driven by the decrease in net sales to industrial customers.

Interest Expense, net. Interest expense, net decreased by $0.8 million to $2.6 million in fiscal 2009, compared to $3.4 million in fiscal 2008, driven by debt reduction.

Loss on Early Extinguishment of Debt. For fiscal 2009, loss on early extinguishment of debt was $0.3 million for the non-cash write-off of deferred financing fees associated with the paydown of $15.5 million of industrial revenue bonds.

Other Non-Operating Expense (Income). In fiscal 2009, we incurred a foreign exchange loss of approximately $1.0 million related primarily to a loan to our Phoenix subsidiary denominated in British Pound Sterling. This was offset by approximately $0.4 million in payments received under the U.S. Continued Dumping and Subsidy Offset Act (CDSOA) for 2008. This compared to $0.3 million in payments received in fiscal 2008 for 2007. The CDSOA distributes antidumping duties paid by overseas companies to domestic firms hurt by unfair trade.

Income Before Income Taxes. Income before taxes was $51.4 million in fiscal 2009 compared to income before taxes of $59.9 million in fiscal 2008.

Income Taxes. Income tax expense in fiscal 2009 was $16.9 million compared to $19.7 million in fiscal 2008. The effective income tax rate in fiscal 2009 was 33.0% compared to 32.9% in fiscal 2008.

Net Income. Net income was $34.5 million in fiscal 2009 compared to net income of $40.2 million in fiscal 2008.

Liquidity and Capital Resources

Our business is capital intensive. Our capital requirements include manufacturing equipment and materials. In addition, we have historically fueled our growth in part through acquisitions. We have historically met our working capital, capital expenditure requirements and acquisition funding needs through our net cash flows provided by operations, various debt arrangements and sale of equity to investors.

Liquidity

RBCA has a credit agreement (the "KeyBank Credit Agreement") and related security and guaranty agreements with certain banks, KeyBank National Association, as Administrative Agent, and J.P. Morgan Chase Bank, N.A. as Co-Lead Arrangers. The KeyBank Credit Agreement provides RBCA with a $150.0 million five-year senior secured revolving credit facility which can be increased by up to $75.0 million, in increments of $25.0 million, under certain circumstances and subject to certain conditions (including the receipt from one or more lenders of the additional commitment).

Amounts outstanding under the KeyBank Credit Agreement generally bear interest at the prime rate, or LIBOR plus a specified margin, depending on the type of borrowing being made. The applicable margin is based on our consolidated ratio of net debt to adjusted EBITDA from time to time. Currently, our margin is 0.0% for prime rate loans and 0.625% for LIBOR rate loans. Amounts outstanding under the KeyBank Credit Agreement are due and payable on the expiration date of the credit agreement (June 24, 2011). We can elect to prepay some or all of the outstanding balance from time to time without penalty.

The KeyBank Credit Agreement requires us to comply with various covenants, including among other things, financial covenants to maintain a ratio of consolidated net debt to adjusted EBITDA not to exceed 3.25 to 1, and a consolidated fixed charge coverage ratio not to exceed 1.5 to 1 and a limit on capital expenditures (excluding acquisitions) in any fiscal year to an amount not to exceed $30.0 million. As of April 3, 2010, we were in compliance with all such covenants.

The KeyBank Credit Agreement allows us to, among other things, make distributions to shareholders, repurchase our stock, incur other debt or liens, or acquire or dispose of assets provided that we comply with certain requirements and limitations of the credit agreement. Our obligations under the KeyBank Credit Agreement are secured by a pledge of substantially all of our and RBCA's assets and a guaranty by us of RBCA's obligations.

On June 26, 2006, we borrowed approximately $79.0 million under the KeyBank Credit Agreement and used such funds to (i) pay fees and expenses associated with the KeyBank Credit Agreement and (ii) repay the approximately $78.0 million balance outstanding under a credit agreement in place at that time. We recorded a non-cash pre-tax charge of approximately $3.6 million in fiscal 2007 to write off deferred debt issuance costs associated with the early termination of the Amended Credit Agreement. Deferred financing fees of $0.9 million associated with the KeyBank Credit Agreement were also recorded in fiscal 2007.

On September 10, 2007, we entered into an amendment of the KeyBank Credit Agreement. Pursuant to the terms of the amendment, the commitment fees payable under the KeyBank Credit Agreement were decreased from a range of 10 to 27.5 basis points, based on our leverage ratio (as defined under the KeyBank Credit Agreement) to a range of 7.5 to 20 basis points. Further, the margin payable under the KeyBank Credit Agreement for revolving loans that are base rate loans, based on our leverage ratio, was decreased from a range of 0 to 75 basis points to a range of 0 to 25 basis points. The margin payable under the KeyBank Credit Agreement for revolving loans that are fixed rate loans, based on our leverage ratio (as defined under the agreement) was decreased from a range of 62.5 to 165 basis points to a range of 37.5 to 115 basis points. Also, the covenant requiring us to limit capital expenditures (excluding acquisitions) in any fiscal year to an amount not to exceed $20,000 was amended to increase the limit to an amount not to exceed $30,000. As of April 3, 2010, $37.0 million was outstanding under the KeyBank Credit Agreement. Approximately $6.0 million of the KeyBank Credit Agreement is being utilized to provide letters of credit to secure our obligations relating to certain insurance programs. As of April 3, 2010, we had the ability to borrow up to an additional $107.0 million under the KeyBank Credit Agreement.

On October 27, 2008, Schaublin entered into a new bank credit facility with Credit Suisse which replaced the prior bank credit facility of December 8, 2003 and its amendment of November 8, 2004. This facility provides for up to 4.0 million Swiss francs, or $3.8 million, of revolving credit loans and letters of credit. Borrowings under this facility bear interest at Credit Suisse's prevailing prime bank rate. As of April 3, 2010, there were no borrowings under the Swiss Credit Facility.

Our ability to meet future working capital, capital expenditures and debt service requirements will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, particularly interest rates, cyclical changes in our end markets and prices for steel and our ability to pass through price increases on a timely basis, many of which are outside of our control. In addition, future acquisitions could have a significant impact on our liquidity position and our need for additional funds.

From time to time we evaluate our existing facilities and operations and their strategic importance to us. If we determine that a given facility or operation does not have future strategic importance, we may sell, partially or completely, relocate production lines, consolidate or otherwise dispose of those operations. Although we believe our operations would not be materially impaired by such dispositions, relocations or consolidations, we could incur significant cash or non-cash charges in connection with them.

Cash Flows

Fiscal 2010 Compared to Fiscal 2009

In the fiscal year ended April 3, 2010, we generated cash of $41.2 million from operating activities compared to $44.7 million for the fiscal year ended March 28, 2009. The decrease of $3.5 million was mainly a result of a decrease of $10.1 million in net income and the net of non-cash charges of $4.1 million offset by a change in operating assets and liabilities of $10.7 million. The change in working capital investment was primarily attributable to a decrease in accounts receivable, a decrease in inventory, a decrease in other non-current assets and an increase in accounts payable offset by an increase in prepaid expenses and other current assets, a decrease in accrued expenses and other current liabilities and a decrease in non-current liabilities.

Cash used for investing activities for fiscal 2010 included $9.9 million relating to capital expenditures compared to $27.6 million for fiscal 2009. Investing activities also included $7.2 million for the purchase of short-term investments and $1.9 million related to the acquisition of Lubron.

In fiscal 2010, financing activities used $31.4 million, primarily for the paydown of our revolver by $30.0 million.

Fiscal 2009 Compared to Fiscal 2008

In the fiscal year ended March 28, 2009, we generated cash of $44.7 million from operating activities compared to $27.1 million for the fiscal year ended March 29, 2008. The increase of $17.6 million was mainly a result of a change in operating assets and liabilities of $7.4 million and the net of non-cash charges of $15.9 million offset by a decrease of $5.7 million in net income. The change in working capital investment was primarily attributable to a decrease in accounts receivable, a decrease in prepaid expenses and other current assets and an increase in accounts payable offset by decrease in accrued expenses and other current liabilities, a decrease in non-current liabilities and an increase in other non-current assets.

Cash used for investing activities for fiscal 2009 included $27.6 million relating to capital expenditures compared to $17.8 million for fiscal 2008. $13.5 million of capital expenditures was associated with the building of a new wind bearing facility in Texas. Investing activities also included $6.3 million relating to the acquisition of PIC Design.

In fiscal 2009, financing activities provided $9.9 million. We received $26.0 million from an increase in our revolving credit facility, $0.2 million from the exercise of stock options and an income tax benefit of $0.1 million related to the exercise of non-qualified stock options. This was offset by the payoff of IRBs for $15.5 million, the repurchase of common stock of $0.6 million, capital lease payments of $0.2 million and payments on notes payable of $0.1 million.

Capital Expenditures

Our capital expenditures in fiscal 2010 were $9.9 million. We expect to make capital expenditures of approximately $9.0 to $12.0 million during fiscal 2011 in connection with our existing business. We have funded our fiscal 2010 capital expenditures, and expect to fund fiscal 2011 capital expenditures, principally through existing cash, internally generated funds and borrowings under our KeyBank Credit Agreement. We may also make substantial additional capital expenditures in connection with acquisitions.

Obligations and Commitments

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. Changes in our business needs, cancellation provisions and interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments and leases as of April 3, 2010:

	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**More than 5 Years**
			(in thousands)		
Total debt[1]	$ 38,453	$ 1,453	$ 37,000	$ —	$ —
Capital lease obligations	516	257	205	54	—
Operating leases	18,528	4,861	6,933	3,931	2,803
Interest on fixed rate debt[2]	1,828	1,472	355	1	—
Interest on variable rate debt[3]	76	61	15	—	—
Pension and postretirement benefits	18,216	1,649	3,387	3,548	9,632
Total contractual cash obligations	$ 77,617	$ 9,753	$ 47,895	$ 7,534	$ 12,435

(1) Includes the $37.0 million five-year senior secured revolving credit facility under our KeyBank Credit Agreement, which expires on June 24, 2011 and $1.5 million notes payable.

(2) Interest payments are calculated based on a LIBOR rate of 3.64% (per the interest rate swap agreement) plus the current bank margin per our bank agreement.

(3) Interest payments are calculated based on beginning of period debt balances that reflect contractual debt amortization over the term of the instruments and assume a constant LIBOR rate of 0.5% plus bank margin per our KeyBank Credit Agreement. To the extent that actual rates change, our interest rate obligations will change accordingly.

Quarterly Results of Operations

	Quarter Ended							
	Apr. 3, 2010	Dec. 26, 2009	Sept. 26, 2009	Jun. 27, 2009	Mar. 28, 2009	Dec. 27, 2008	Sept. 27, 2008	Jun. 28, 2008
	(Unaudited) (in thousands, except per share data)							
Net sales	$79,832	$67,481	$63,657	$63,732	$83,841	$85,281	$94,294	$92,380
Gross margin	25,130	20,439	19,093	19,904	28,946	28,502	30,217	30,555
Operating income	11,515	8,139	7,237	7,779	9,961	12,795	15,168	17,046
Net income	$ 9,665	$ 5,249	$ 4,404	$5,067	$ 6,483	$ 7,700	$ 9,588	$10,683
Net income per common share:								
Basic[(1)(2)]	$ 0.45	$ 0.24	$ 0.20	$ 0.23	$ 0.30	$ 0.36	$ 0.44	$ 0.50
Diluted[(1)(2)]	$ 0.44	$ 0.24	$ 0.20	$ 0.23	$ 0.30	$ 0.35	$ 0.44	$ 0.49

(1) See Part II, Item 8. "Financial Statements and Supplementary Data," Note 2 "Summary of Significant Accounting Policies-Net Income Per Common Share."

(2) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, recoverability of intangible assets, income taxes, financing operations, pensions and other postretirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements as amended by Staff Accounting Bulletin 104." We recognize revenue upon the passage of title on the sale of manufactured goods, which generally is at time of shipment.

Accounts Receivable. We are required to estimate the collectibility of our accounts receivable, which requires a considerable amount of judgment in assessing the ultimate realization of these receivables, including the current credit-worthiness of each customer. Changes in required reserves may occur in the future as conditions in the marketplace change.

Inventory. Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We account for inventory under a full absorption method. We record adjustments to the value of inventory based upon past sales history and forecasted plans to sell our inventories. The physical condition, including age and quality, of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations.

Goodwill. Goodwill (representing the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired) and intangible assets with indefinite useful lives are not amortized but instead are tested for impairment annually (performed by us during the fourth quarter of each fiscal year), or when events or circumstances indicate that its value may have declined. This determination of any goodwill impairment is made at the reporting unit level and consists of two steps. First, we determine the fair value of a reporting unit and compare it to our carrying amount. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting

unit's goodwill over the goodwill's implied fair value. The fair value of our reporting units is calculated by the combination of a present value of future cash flow method and a multiple of EBITDA method. Although no changes are expected as a result of the comparison, if the assumptions management makes regarding estimated cash flows are less favorable than expected, we may be required to record an impairment charge in the future.

Income Taxes. As part of the process of preparing the consolidated financial statements, we are required to estimate the income taxes in each jurisdiction in which we operate. This process involves estimating the actual current tax liabilities together with assessing temporary differences resulting from the differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheet. We must then assess the likelihood that the deferred tax assets will be recovered, and to the extent that we believe that recovery is not more than likely, we are required to establish a valuation allowance. If a valuation allowance is established or increased during any period, we are required to include this amount as an expense within the tax provision in the Consolidated Statements of Operations. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, accrual for uncertain tax positions and any valuation allowance recognized against net deferred tax assets.

Pension Plan and Postretirement Health Care. We have a noncontributory defined benefit pension plan covering union employees in our Heim division plant in Fairfield, Connecticut, our Bremen subsidiary plant in Plymouth, Indiana and former union employees of our Tyson subsidiary in Glasgow, Kentucky and Nice subsidiary in Kulpsville, Pennsylvania.

Our pension plan funding policy is to make the minimum annual contribution required by the Employee Retirement Income Security Act of 1974. Plan obligations and annual pension expense are determined by independent actuaries using a number of assumptions provided by us including assumptions about employee demographics, retirement age, compensation levels, pay rates, turnover, expected long-term rate of return on plan assets, discount rate and the amount and timing of claims. Each plan assumption reflects our best estimate of the plan's future experience. The most sensitive assumption in the determination of plan obligations for pensions is the discount rate. The discount rate that we use for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has increased from 6.25% at March 29, 2008 to 7.00% at March 28, 2009 and decreased to 6.00% at April 3, 2010. In developing the overall expected long-term rate of return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities and debt securities. The excess returns were weighted by the representative target allocation and added along with an appropriate rate of inflation to develop the overall expected long-term rate of return on plan assets assumption. The expected long-term rate of return on the assets of our pension plan was 8.25% in fiscal 2010 and 8.50% in fiscal 2009.

Lowering the discount rate assumption used to determine net periodic pension cost by 1.00% (from 7.00% to 6.00%) would have increased our pension expense for fiscal 2010 by approximately $0.2 million. Increasing the discount rate assumption used to determine net periodic pension cost by 1.00% (from 7.00% to 8.00%) would have had no impact on our pension expense for fiscal 2010.

Lowering the expected long-term rate of return on the assets of our pension plan by 1.00% (from 8.25% to 7.25%) would have increased our pension expense for fiscal 2010 by approximately $0.2 million. Increasing the expected long-term rate of return on the assets of our pension plan by 1.00% (from 8.25% to 9.25%) would have reduced our pension expense for fiscal 2010 by approximately $0.2 million.

Lowering the discount rate assumption used to determine the funded status as of April 3, 2010 by 1.00% (from 6.00% to 5.00%) would have increased the projected benefit obligation of our pension plans by approximately $2.3 million. Increasing the discount rate assumption used to determine the funded status as of April 3, 2010 by 1.00% (from 6.00% to 7.00%) would have reduced the projected benefit obligation of our pension plans by approximately $2.0 million.

Our investment program objective is to achieve a rate of return on plan assets which will fund the plan liabilities and provide for required benefits while avoiding undue exposure to risk to the plan and increases in funding requirements. Our actual target allocation of plan assets was 100 percent short-term investments as of April 3, 2010 and March 28, 2009. In our opinion, there is still uncertainty in the global equity and debt markets and the global financial system. We have developed a new asset allocation strategy for fiscal 2011 and beyond based on a 60% to 80% equity allocation and 20% to 40% fixed income allocation, but until we see stabilization in the global financial markets, we will continue to be vested 100% in short-term investments.

Stock-Based Compensation. The Company recognizes compensation cost relating to all share-based payment transactions in the financial statements based upon the grant-date fair value of the instruments issued over the requisite service period.

The fair value for our options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Dividend yield	0.0%	0.0%	0.0%
Expected weighted-average life (yrs.)	4.7	4.5	5.0
Risk-free interest rate	2.25%	1.78%	5.0%
Expected volatility	39.8%	42.8%	35.4%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of our options.

Derivative Instruments. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative is either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive loss until the hedged item is recognized in earnings. In fiscal 2008, we entered into an interest rate swap agreement to hedge a portion of our debt. This instrument qualifies as a cash flow hedge. Accordingly, the gain or loss on both the hedging instrument and the hedged item attributable to the hedged risk are recognized currently in other comprehensive income (loss).

Impact of Inflation, Changes in Prices of Raw Materials and Interest Rate Fluctuations

To date, inflation in the economy as a whole has not significantly affected our operations. However, we purchase steel at market prices, which fluctuate as a result of supply and demand in the marketplace. To date, we have generally been able to pass through these price increases through price increases on our products, the assessment of steel surcharges on our customers or entry into long-term agreements with our customers which often contain escalator provisions tied to our invoiced price of steel. However, even if we are able to pass these steel surcharges or price increases to our customers, there may be a time lag of up to 3 months or more between the time a price increase goes into effect and our ability to implement surcharges or price increases, particularly for orders already in our backlog. As a result, our gross margin percentage may decline, and we may not be able to implement other price increases for our products.

Competitive pressures and the terms of certain of our long-term contracts may require us to absorb at least part of these cost increases, particularly during periods of high inflation. Our principal raw material is 440c and 52100 wire and rod steel (types of stainless and chrome steel), which has historically been readily available. We have never experienced a work stoppage due to a supply shortage. We maintain multiple sources for raw materials including steel and have various supplier agreements. Through sole-source arrangements, supplier agreements and pricing, we have been able to minimize our exposure to fluctuations in raw material prices.

Our suppliers and sources of raw materials are based in the U.S., Europe and Asia. We believe that our sources are adequate for our needs in the foreseeable future, that there exist alternative suppliers for our raw materials and that in most cases readily available alternative materials can be used for most of our raw materials.

Because we have indebtedness which bears interest at floating rates, our financial results will be sensitive to changes in prevailing market rates of interest. As of April 3, 2010, we had $38.5 million of indebtedness outstanding, of which $7.0 million bore interest at floating rates after taking into account an interest rate swap agreement that we entered into to mitigate the effect of interest rate fluctuations. Under this agreement, we pay a fixed rate of interest of 3.64% and receive floating rates of interest based on one month LIBOR, as required. This agreement matures on June 24, 2011. Depending upon market conditions, we may enter into additional interest swap or hedge agreements (with counterparties that, in our judgment, have sufficient credit worthiness) to hedge our exposure against interest rate volatility.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which arise during the normal course of business from changes in interest rates and foreign currency exchange rates.

Interest Rates. We are exposed to market risk from changes in the interest rates on a significant portion of our outstanding indebtedness. Outstanding balances under our KeyBank Credit Agreement generally bear interest at the prime rate or LIBOR (the London inter-bank offered rate for deposits in U.S. dollars for the applicable LIBOR period) plus a specified margin, depending on the type of borrowing being made. The applicable margin is based on our consolidated ratio of net debt to adjusted EBITDA from time to time. As of April 3, 2010, our margin is 0.0% for prime rate loans (prime rate at April 3, 2010 was 3.25%) and 0.625% for LIBOR rate loans (one month LIBOR rate at April 3, 2010 was 0.25%).

Our interest rate risk management objective is to limit the impact of interest rate changes on our net income and cash flow. To achieve our objective, we regularly evaluate the amount of our variable rate debt as a percentage of our aggregate debt. During fiscal 2010 and 2009, our average outstanding variable rate debt, after taking into account the average outstanding notational amount of our interest rate swap agreement, was 18% and 54% of our average outstanding debt, respectively. We manage a significant portion of our exposure to interest rate fluctuations in our variable rate debt through an interest rate swap agreement. This agreement effectively converts interest rate exposure from variable rates to fixed rates of interest. Please read Part II, Item 8. "Financial Statements and Supplementary Data" Note 2 "Summary of Significant Accounting Policies-Derivative Financial Instruments" and Note 11 "Debt" included elsewhere in this Annual Report on Form 10-K which outline the principal and notional interest rates, fair values and other terms required to evaluate the expected cash flow from this agreement.

Based on the outstanding amount of our variable rate indebtedness of $7.0 million, a 100 basis point change in interest rate would have changed our interest expense by $0.1 million per year, after taking into account the $30.0 million notional amount of our interest rate swap agreement at April 3, 2010.

Foreign Currency Exchange Rates. As a result of our operations in Europe, we are exposed to risk associated with fluctuating currency exchange rates between the U.S. dollar, the Euro, the Swiss Franc and the British Pound Sterling. Our Swiss operations utilize the Swiss Franc as the functional currency, our French operations utilize the Euro as the functional currency and our English operations utilize the British Pound Sterling as the functional currency. Foreign currency transaction gains and losses are included in earnings. Approximately 15% of our net sales were denominated in foreign currencies for fiscal 2010 and 2009, respectively. We expect that this proportion is likely to increase as we seek to increase our penetration of foreign markets, particularly within the aerospace and defense markets. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group, and to foreign currency denominated trade receivables. Unrealized currency translation gains and losses are recognized upon translation of the foreign subsidiaries' balance sheets to U.S. dollars. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. We currently do not have exchange rate hedges in place to reduce the risk of an adverse currency exchange movement. Although currency fluctuations have not had a material impact on our financial performance in the past, such fluctuations may materially affect our financial performance in the future. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of RBC Bearings Incorporated

We have audited the accompanying consolidated balance sheets of RBC Bearings Incorporated as of April 3, 2010 and March 28, 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended April 3, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RBC Bearings Incorporated at April 3, 2010 and March 28, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 3, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RBC Bearings Incorporated's internal control over financial reporting as of April 3, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Hartford, Connecticut
June 2, 2010

RBC Bearings Incorporated

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)

	April 3, 2010	March 28, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,389	$ 30,557
Short-term investments	7,234	—
Accounts receivable, net of allowance for doubtful accounts of $1,242 in 2010 and $1,571 in 2009	53,978	63,692
Inventory	136,366	134,275
Deferred income taxes	6,249	6,677
Prepaid expenses and other current assets	9,287	8,912
Total current assets	234,503	244,113
Property, plant and equipment, net	89,537	87,697
Goodwill	34,713	32,999
Intangible assets, net of accumulated amortization of $6,354 in 2010 and $5,035 in 2009	12,665	12,673
Other assets	4,537	4,585
Total assets	$ 375,955	$ 382,067

See accompanying notes.

RBC Bearings Incorporated

Consolidated Balance Sheets (continued)

(dollars in thousands, except share and per share data)

	April 3, 2010	March 28, 2009
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 18,897	$ 20,525
Accrued expenses and other current liabilities	11,439	16,533
Current portion of long-term debt	1,453	1,151
Total current liabilities	31,789	38,209
Long-term debt, less current portion	37,000	67,000
Deferred income taxes	5,922	6,341
Other non-current liabilities	17,697	14,506
Total liabilities	92,408	126,056
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, $.01 par value; authorized shares: 10,000,000 in 2010 and 2009; none issued and outstanding	—	—
Common stock, $.01 par value; authorized shares: 60,000,000 in 2010 and 2009; issued and outstanding shares: 21,902,761 in 2010 and 21,838,486 in 2009	219	218
Additional paid-in capital	189,496	187,139
Accumulated other comprehensive (loss)	(1,672)	(3,327)
Retained earnings	100,527	76,142
Treasury stock, at cost, 170,338 shares in 2010 and 132,230 shares in 2009	(5,023)	(4,161)
Total stockholders' equity	283,547	256,011
Total liabilities and stockholders' equity	$375,955	$382,067

See accompanying notes.

RBC Bearings Incorporated

Consolidated Statements of Operations

(dollars in thousands, except share and per share data)

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Net sales	$ 274,702	$ 355,796	$ 330,600
Cost of sales	190,136	237,576	217,022
Gross margin	84,566	118,220	113,578
Operating expenses:			
Selling, general and administrative	47,367	55,779	48,904
Other, net	2,529	7,471	1,824
Total operating expenses	49,896	63,250	50,728
Operating income	34,670	54,970	62,850
Interest expense, net	1,807	2,605	3,407
Loss on early extinguishment of debt	—	319	27
Other non-operating expense (income)	(147)	645	(463)
Income before income taxes	33,010	51,401	59,879
Provision for income taxes	8,625	16,947	19,685
Net income	$ 24,385	$ 34,454	$ 40,194
Net income per common share:			
Basic	$ 1.13	$ 1.60	$ 1.87
Diluted	$ 1.12	$ 1.58	$ 1.84
Weighted average common shares:			
Basic	21,590,421	21,570,979	21,457,846
Diluted	21,747,082	21,738,812	21,802,711

See accompanying notes.

RBC Bearings Incorporated

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(dollars in thousands)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated	Treasury Stock		Total Stockholders'	Comprehensive
	Shares	Amount	Capital	Income/(Loss)	Deficit)	Shares	Amount	Equity	Income
Balance at March 31, 2007	21,408,994	$214	$169,489	$(2,206)	$ 1,724	(37,356)	$ (1,050)	$168,171	
Net income	—	—	—	—	40,194	—	—	40,194	$ 40,194
Repurchase of common stock	—	—	—	—	—	(70,367)	(2,308)	(2,308)	
Stock-based compensation	—	—	1,255	—	—	—	—	1,255	
Exercise of equity awards	323,942	3	4,036	—	—	(5,599)	(235)	3,804	
Change in net prior service cost and actuarial losses, net of tax benefit of $199	—	—	—	(322)	—	—	—	(322)	(322)
Issuance of restricted stock	49,250	1	—	—	—	—	—	1	
Change in fair value of derivatives, net of tax benefit of $288	—	—	—	(464)	—	—	—	(464)	(464)
Income tax benefit on exercise of non-qualified common stock options	—	—	9,505	—	—	—	—	9,505	
Currency translation adjustments	—	—	—	4,304	—	—	—	4,304	4,304
Adoption of uncertainty in income tax position guidance	—	—	—	—	(230)	—	—	(230)	
Comprehensive income									43, 712
Balance at March 29, 2008	21,782,186	218	184,285	1,312	41,688	(113,322)	(3,593)	223,910	
Net income	—	—	—	—	34,454	—	—	34,454	34,454
Repurchase of common stock	—	—	—	—	—	(10,000)	(336)	(336)	
Stock-based compensation	—	—	2,502	—	—	—	—	2,502	
Exercise of equity awards	12,800	—	253	—	—	(8,908)	(232)	21	
Change in net prior service cost and actuarial losses, net of taxes of $144	—	—	—	233	—	—	—	233	233
Issuance of restricted stock	43,500	—	—	—	—	—	—	—	
Change in fair value of derivatives, net of tax benefit of $360	—	—	—	(582)	—	—	—	(582)	(582)
Income tax benefit on exercise of non-qualified common stock options	—	—	99	—	—	—	—	99	
Currency translation adjustments	—	—	—	(4,290)	—	—	—	(4,290)	(4,290)
Comprehensive income									29,815
Balance at March 28, 2009	21,838,486	218	187,139	(3,327)	76,142	(132,230)	(4,161)	256,011	
Net income	—	—	—	—	24,385	—	—	24,385	24,385
Repurchase of common stock	—	—	—	—	—	(24,400)	(565)	(565)	
Stock-based compensation	—	—	3,182	—	—	—	—	3,182	
Exercise of equity awards	23,275	—	323	—	—	(13,708)	(297)	26	
Change in net prior service cost and actuarial losses, net of taxes of $1,301	—	—	—	(2,189)	—	—	—	(2,189)	(2,189)
Issuance of restricted stock	41,000	1	(1)	—	—	—	—	—	
Adjusted tax benefit from IRS settlement	—	—	(1,060)	—	—	—	—	(1,060)	
Change in fair value of derivatives, net of tax benefit of $210	—	—	—	353	—	—	—	353	353
Income tax benefit on exercise of non-qualified common stock options	—	—	(87)	—	—	—	—	(87)	
Unrealized gain on investments, net of taxes of $46	—	—	—	79	—	—	—	79	79
Currency translation adjustments	—	—	—	3,412	—	—	—	3,412	3,412
Comprehensive income									$ 26,040
Balance at April 3, 2010	21,902,761	$219	$189,496	$ (1,672)	$ 100,527	(170,338)	$ (5,023)	$283,547	

See accompanying notes.

RBC Bearings Incorporated
Consolidated Statements of Cash Flows
(dollars in thousands)

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Cash flows from operating activities:			
Net income	$24,385	$34,454	$40,194
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,497	10,592	9,211
Excess tax benefits from stock-based compensation	87	(99)	(9,505)
Deferred income taxes	1,082	123	1,110
Amortization of intangible assets	1,333	1,568	1,254
Amortization of deferred financing costs and debt discount	209	234	229
Stock-based compensation	3,182	2,502	1,255
Loss on disposition of assets	200	4,383	131
Loss on early extinguishment of debt (non-cash portion)	—	319	27
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	9,570	1,487	(6,241)
Inventory	(612)	(11,056)	(11,737)
Prepaid expenses and other current assets	(341)	1,087	(6,996)
Other non-current assets	(1,155)	(1,446)	(2,189)
Accounts payable	(2,131)	(3,959)	341
Accrued expenses and other current liabilities	(6,281)	2,877	6,553
Other non-current liabilities	1,128	1,675	3,440
Net cash provided by operating activities	41,153	44,741	27,077
Cash flows from investing activities:			
Purchase of property, plant and equipment	(9,906)	(27,583)	(17,758)
Purchase of short-term investments	(7,219)	—	—
Acquisition of businesses, net of cash acquired	(1,943)	(6,325)	(13,896)
Proceeds from sale of assets	15	568	43
Net cash used in investing activities	(19,053)	(33,340)	(31,611)
Cash flows from financing activities:			
Net increase (decrease) in revolving credit facility	(30,000)	26,000	(1,000)
Repurchase of common stock	(862)	(569)	(2,542)
Exercise of stock options	323	253	4,038
Excess tax benefits from stock-based compensation	(87)	99	9,505
Payments of notes payable	(473)	(99)	—
Retirement of industrial revenue bonds	—	(15,500)	(1,155)
Other, net	(289)	(262)	(254)
Net cash (used in) provided by financing activities	(31,388)	9,922	8,592
Effect of exchange rate changes on cash	120	(625)	617
Cash and cash equivalents:			
Increase (decrease) during the year	(9,168)	20,698	4,675
Cash, at beginning of year	30,557	9,859	5,184
Cash, at end of year	$ 21,389	$ 30,557	$ 9,859
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,703	$ 2,365	$ 3,065
Income taxes	$ 8,704	$ 14,856	$11,396

See accompanying notes.

RBC Bearings Incorporated
Notes to Consolidated Financial Statements
(dollars in thousands, except share and per share data)

1. Organization and Business

RBC Bearings Incorporated (the "Company", collectively with its subsidiaries), is a Delaware corporation. The Company operates in four reportable business segments—roller bearings, plain bearings, ball bearings, other and corporate—in which it manufactures roller bearing components and assembled parts and designs and manufactures high-precision roller and ball bearings. The Company sells to a wide variety of original equipment manufacturers ("OEMs") and distributors who are widely dispersed geographically. In fiscal 2010, 2009 and 2008, no one customer accounted for more than 8% of the Company's sales. The Company's segments are further discussed in Part II, Item 8. "Financial Statements and Supplemental Data," Note 20 "Reportable Segments."

2. Summary of Significant Accounting Policies

General

The consolidated financial statements include the accounts of RBC Bearings Incorporated, Roller Bearing Company of America, Inc. ("RBCA") and its wholly-owned subsidiaries, Industrial Tectonics Bearings Corporation ("ITB"), RBC Linear Precision Products, Inc. ("LPP"), RBC Nice Bearings, Inc. ("Nice"), RBC Precision Products - Bremen, Inc. ("Bremen (MBC)"), RBC Precision Products - Plymouth, Inc. ("Plymouth"), RBC Lubron Bearings Systems, Inc. ("Lubron"), Schaublin Holdings S.A. and its wholly-owned subsidiaries ("Schaublin"), RBC de Mexico S DE RL DE CV ("Mexico"), RBC Oklahoma, Inc. ("RBC Oklahoma"), RBC Aircraft Products, Inc. ("API"), Shanghai Representative office of Roller Bearing Company of America, Inc. ("RBC Shanghai"), RBC Southwest Products, Inc. ("SWP"), All Power Manufacturing Co. ("All Power"), RBC Bearings U.K. Limited and its wholly-owned subsidiary Phoenix Bearings Limited ("Phoenix") and RBC CBS Coastal Bearing Services LLC ("CBS"), as well as its Transport Dynamics ("TDC"), Heim ("Heim"), Engineered Components ("ECD"), A.I.D. Company ("AID"), BEMD Company ("BEMD") and PIC Design ("PIC Design") divisions of RBCA. U.S. Bearings ("USB") is a division of SWP and Schaublin USA is a division of Nice. All intercompany balances and transactions have been eliminated in consolidation.

The Company has a fiscal year consisting of 52 or 53 weeks, ending on the Saturday closest to March 31. Based on this policy, fiscal year 2010 contained 53 weeks and fiscal years 2009 and 2008 each contained 52 weeks. The amounts are shown in thousands, unless otherwise indicated.

The Company has performed a review of subsequent events through the date of filing.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, valuation of inventories, accrued expenses, depreciation and amortization, income taxes and tax reserves, pension and postretirement obligations and the valuation of options.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventories are stated at the lower of cost or market, using the first-in, first-out method. A reserve against inventory is recorded for obsolete and slow-moving inventory within each class of inventory.

Shipping and Handling

The sales price billed to customers includes shipping and handling, which is included in net sales. The costs to the Company for shipping and handling are included in cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization of property, plant and equipment, including equipment under capital leases, is provided for by the straight-line method over the estimated useful lives of the respective assets or the lease term, if shorter. Depreciation of assets under capital leases is reported within depreciation and amortization. The cost of equipment under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair market value of the leased equipment at the inception of the lease. Expenditures for normal maintenance and repairs are charged to expense as incurred.

The estimated useful lives of the Company's property, plant and equipment follows:

Buildings	20-30 years
Machinery and equipment	3-15 years
Leasehold improvements	Shorter of the term of lease or estimated useful life

Recognition of Revenue and Accounts Receivable and Concentration of Credit Risk

The Company recognizes revenue only after the following four basic criteria are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The seller's price to the buyer is fixed or determinable; and
- Collectibility is reasonably assured.

Revenue is recognized upon the passage of title, which generally is at the time of shipment. Accounts receivable, net of applicable allowances, is recorded when goods are shipped.

The Company sells to a large number of OEMs and distributors who service the aftermarket. The Company's credit risk associated with accounts receivable is minimized due to its customer base and wide geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral or charge interest on outstanding amounts. The Company had no concentrations of credit risk with any one customer greater than 6% and 12% of accounts receivables at April 3, 2010 and March 28, 2009, respectively.

Short-Term Investments

The Company holds investments in high grade corporate bonds which are classified in the accompanying consolidated balance sheets based upon the long or short term nature of the investment and the Company's intent and ability to hold to maturity. Investment returns comprise dividends, interest, and gains and losses. The investments are required to be recorded at fair value and are classified as available for sale, with all unrealized gains and losses included in accumulated other comprehensive income, net of applicable taxes and other adjustments. We regularly review investment securities for impairment using both qualitative and quantitative criteria.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectibility of its receivables on an ongoing basis taking into account a combination of factors. The Company reviews potential problems, such as past due accounts, a bankruptcy filing or deterioration in the customer's financial condition, to ensure the Company is adequately accrued for potential loss. Accounts are considered past due based on when payment was originally due. If a customer's situation changes, such as a bankruptcy or creditworthiness, or there is a change in the current economic climate, the Company may modify its estimate of the allowance for doubtful accounts. The Company will write-off accounts receivable after reasonable collection efforts have been made and the accounts are deemed uncollectible.

Goodwill

Goodwill (representing the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired) and intangible assets with indefinite useful lives are not amortized but instead are tested for impairment annually, or when events or circumstances indicate that its value may have declined. This determination of any goodwill impairment is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the goodwill's implied fair value. The fair value of the Company's reporting units is calculated by comparing the combination of the net present value of future cash flows method and a market approach method to the reporting units' carrying value. The Company utilizes discount rates determined by management to be similar with the level of risk in its current business model. The Company performs the annual impairment testing during the fourth quarter of each fiscal year and has determined that, to date, no impairment of goodwill exists. Although no changes are expected, if the actual results of the Company are less favorable than the assumptions the Company makes regarding estimated cash flows, the Company may be required to record an impairment charge in the future.

Deferred Financing Costs

Deferred financing costs are amortized by the effective interest method over the lives of the related credit agreements.

Derivative Financial Instruments

The Company utilizes a derivative financial instrument to manage a portion of its interest rate exposure. The Company does not engage in other uses of these financial instruments. For a financial instrument to qualify as a hedge, the Company must be exposed to interest rate or price risk, and the financial instrument must reduce the exposure and be designated as a hedge. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. The Company must measure the effectiveness of the hedging relationship at the inception of the hedge and on an on-going basis.

If derivative financial instruments qualify as fair value hedges, the gain or loss on the instrument and the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative financial instruments that qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a cash flow hedge, if any, is determined based on the dollar-offset method (i.e., the gain or loss on the derivative financial instrument in excess of the cumulative change in the present value of future cash flows of the hedged item) and is recognized in current earnings during the period of change. As long as hedge effectiveness is maintained, interest rate swap arrangements and foreign currency exchange agreements qualify for hedge accounting as cash flow hedges.

All derivatives are to be recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives are recorded in each period in comprehensive income, since the derivative is designated and qualifies as a cash flow hedge.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Temporary differences relate primarily to the timing of deductions for depreciation, goodwill amortization relating to the acquisition of operating divisions, basis differences arising from acquisition accounting, pension and retirement benefits, and various accrued and prepaid expenses. Deferred tax assets and liabilities are recorded at the rates expected to be in effect when the temporary differences are expected to reverse.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding.

Diluted net income per common share is computed by dividing net income by the sum of the weighted-average number of common shares, dilutive common share equivalents then outstanding using the treasury stock method. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options.

The table below reflects the calculation of weighted-average shares outstanding for each year presented as well as the computation of basic and diluted net income per common share:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Net income	$24,385	$34,454	$40,194
Denominator:			
Denominator for basic net income per common share—weighted-average shares	21,590,421	21,570,979	21,457,846
Effect of dilution due to employee stock options	156,661	167,833	344,865
Denominator for diluted net income per common share—adjusted weighted-average shares	21,747,082	21,738,812	21,802,711
Basic net income per common share	$ 1.13	$ 1.60	$ 1.87
Diluted net income per common share	$ 1.12	$ 1.58	$ 1.84

At April 3, 2010, 1,114,700 employee stock options have been excluded from the calculation of diluted earnings per share, as the inclusion of these shares would be anti-dilutive.

Impairment of Long-Lived Assets

The Company assesses the net realizable value of its long-lived assets and evaluates such assets for impairment whenever indicators of impairment are present. For amortizable long-lived assets to be held and used, if indicators of impairment are present, management determines whether the sum of the estimated undiscounted future cash flows is less than the carrying amount. The amount of asset impairment, if any, is based on the excess of the carrying amount over its fair value, which is estimated based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. To date, no indicators of impairment exist.

Long-lived assets to be disposed of by sale or other means are reported at the lower of carrying amount or fair value, less costs to sell.

Foreign Currency Translation and Transactions

Assets and liabilities of the Company's foreign operations are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in accumulated other comprehensive income (loss), while gains and losses resulting from foreign currency transactions, which were not material for any of the fiscal years presented, are included in other non-operating expense (income). Net income of the Company's foreign operations for fiscal 2010, 2009 and 2008 amounted to $3,310, $6,115 and $6,400, respectively. Net assets of the Company's foreign operations were $50,241 and $43,986 at April 3, 2010 and March 28, 2009, respectively.

Fair Value of Measurements

The Company adopted ACS 820, "Fair Value Measurement and Disclosure-Overall" ("ASC 820"), as it relates to financial assets and financial liabilities, on March 30, 2008. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ACS 820 classifies the inputs used to measure fair value into a hierarchy consisting of three levels. Level 1 inputs represent unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs represent unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs

represent unobservable inputs for the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The financial assets and liabilities that are measured on a recurring basis at April 3, 2010 consist of the Company's interest rate swap agreement and short-term investments. The Company has measured the fair value of the swap agreement using observable market inputs such as yield curves (as provided by the financial institution with which the swap has been executed). Based on these inputs, the swap is classified as a Level 2 of the valuation hierarchy. The fair value of this agreement reflects the estimated amount that the Company would pay or receive based on the present value of the expected cash flows derived from market rates and prices. The fair value of the short-term investments was determined using quoted prices in active markets for identical assets and are classified as Level 1 of the valuation hierarchy.

The carrying amounts reported in the balance sheet for cash, accounts receivable, prepaids and other current assets, and accounts payable and accruals approximate their fair value due to their short-term nature.

The carrying amounts of the Company's borrowings under its KeyBank Credit Agreement and Swiss Credit Facility approximate fair value, as these obligations have interest rates which vary in conjunction with current market conditions.

Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income (loss) that relate to the Company are net income, derivatives, foreign currency translation adjustments and pension plan and postretirement benefits, all of which are presented in the consolidated statements of stockholders' equity and comprehensive income (loss).

The following summarizes the activity within each component of accumulated other comprehensive income (loss):

	Currency Translation	Fair Value of Derivatives	Pension and Postretirement Liability	Investments	Total
Balance at March 31, 2007	$ (477)	$ —	$(1,729)	$ —	$(2,206)
Currency translation	4,304	—	—	—	4,304
Change in fair value of derivatives, net of taxes	—	(464)	—	—	(464)
Net prior service cost and actuarial losses, net of taxes	—	—	(322)	—	(322)
Balance at March 29, 2008	3,827	(464)	(2,051)	—	1,312
Currency translation	(4,290)	—	—	—	(4,290)
Change in fair value of derivatives, net of taxes	—	(582)	—	—	(582)
Net prior service cost and actuarial losses, net of taxes	—	—	233	—	233
Balance at March 28, 2009	(463)	(1,046)	(1,818)	—	(3,327)
Currency translation	3,412	—	—	—	3,412
Change in fair value of derivatives, net of taxes	—	353	—	—	353
Net prior service cost and actuarial losses, net of taxes	—	—	(2,189)	—	(2,189)
Unrealized gain on investments, net of taxes	—	—	—	79	79
Balance at April 3, 2010	$ 2,949	$ (693)	$(4,007)	$ 79	$(1,672)

Stock-Based Compensation

The Company recognizes compensation cost relating to all share-based payment transactions in the financial statements based upon the grant-date fair value of the instruments issued over the requisite service period. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, which was later superseded by the FASB Codification and included in ASC 105-10, "Generally Accepted Accounting Principles – Overall" ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification™ (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by

providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents will be superseded. The Codification became effective for the Company in the quarter ended September 26, 2009. Accordingly, all subsequent public filings reference the Codification as the sole source of authoritative literature. The new pronouncement did not have an impact on the Company's results of operations or financial position.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, later superseded by the FASB Codification and included in ASC 820-10, "Fair Value Measurement and Disclosure - Overall" ("ASC 820-10"), in order to establish a single definition of fair value and a framework for measuring fair value that is intended to result in increased consistency and comparability in fair value measurements. The Company completed the adoption of ASC 820-10 as of the beginning of its 2010 fiscal year, which did not have an impact on the Company's results of operations and financial position.

In December 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 132(R)-1, amending SFAS 132, which was later superseded by the FASB Codification and included in ASC 715-20, "Defined Benefit Plans - General" ("ASC 715-20"). ASC 715-20 requires enhanced disclosures about plan assets in an employer's defined benefit pension or other postretirement plans. These disclosures are intended to provide users of financial statements with a greater understanding of how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. ASC 715-20 applied to the Company's plan asset disclosures in its fiscal year ending April 3, 2010. Adoption did not have an impact on the Company's results of operations and financial position.

3. Acquisitions

On September 29, 2009, Lubron acquired certain assets of Lubron Bearing Systems, a manufacturer of highly engineered self-lubricating bearings used in bridge building, power generation, subsea oil production and earthquake seismic isolation, located in Huntington Beach, California for $2,976. The purchase price included $1,943 in cash, a $775 note payable and the assumption of certain liabilities. The purchase price allocation is as follows: inventory ($103), fixed assets ($829), goodwill ($1,713) and intangible assets ($331). The products associated with the acquisition are complementary with products already provided by other Company businesses. Lubron is included in the Plain Bearings segment.

On June 6, 2008, the Company acquired the assets of Precision Industrial Components LLC, a manufacturer and supplier of tight-tolerance, precision mechanical components for use in the motion control industry, located in Middlebury, CT for $6,325 in cash and the assumption of certain liabilities. The preliminary purchase price allocation is as follows: accounts receivable ($1,072), inventory ($2,919), other current assets ($64), property, plant and equipment ($1,678), goodwill ($1,168), intangible assets ($885), non-current assets ($57), current liabilities ($1,098) and long-term liabilities ($420). The products associated with the acquisition are complementary with products already provided by other Company businesses. PIC Design is included in the Other segment.

On March 12, 2008, the Company acquired the assets of A.I.D. Corporation, a manufacturer of integrated bearing assemblies and aircraft components for the commercial and defense aerospace markets, located in Clayton, Georgia for $3,254. The purchase price allocation is as follows: accounts receivable ($420), inventory ($2,094), other current assets ($18), property, plant and equipment ($1,629), intangible assets ($1,211), goodwill ($1,389), current liabilities ($3,257) and long-term liabilities ($250). The products associated with the acquisition are complementary with products already provided by other Company businesses. AID is included in the Plain Bearings segment.

On March 12, 2008, the Company acquired the assets of BEMD, Inc., a machining business of integrated bearing assemblies and aircraft components for the commercial and defense aerospace markets, located in Canton, Georgia for $2,719. The purchase price allocation is as follows: accounts receivable ($318), inventory ($1,275), other current assets ($56), property, plant and equipment ($1,326), intangible assets ($565), current liabilities ($571) and long-term liabilities ($250). The products associated with the acquisition are complementary with products already provided by other Company businesses. BEMD is included in the Other segment.

On July 25, 2007, the Company acquired the assets of Coastal Bearing Services, Inc., for $3,671. Located in Houston, Texas, CBS manufactures, inspects and refurbishes large bearings for the oil and mining industries, as well as other general industrial applications with sizes ranging up to 124 inches in diameter. The purchase price allocation is as follows: accounts receivable ($644), inventory ($653), other current assets ($86), property, plant and equipment ($825), intangible assets ($1,464),

goodwill ($671) and accrued expenses ($672). The products associated with the acquisition are complementary with products already provided by other Company businesses. CBS is included in the Ball Bearings segment.

On May 22, 2007, the Company acquired the capital stock of Phoenix, a manufacturer of bearings for the steel and mining industries as well as other general industrial applications with bore sizes ranging from 100 millimeters to one meter, located in Gloucestershire, England for $4,739. The purchase price allocation is as follows: accounts receivable ($1,344), inventory ($881), other current assets ($385), property, plant and equipment ($550), intangible assets ($3,347), goodwill ($15), current liabilities ($1,701) and long-term liabilities ($82). The products associated with the acquisition are complementary with products already provided by other Company businesses. Phoenix is included in the Roller Bearings segment

The results of operations subsequent to the effective dates of the acquisitions are included in the results of operations of the Company. Unaudited pro forma consolidated results of operations of the Company, based upon pre-acquisition unaudited historical information provided for the years ended April 3, 2010 and March 28, 2009, as if the Lubron and PIC Design acquisitions took place on March 30, 2008, are as follows:

	Fiscal Year Ended	
	April 3, 2010	March 28, 2009
Net sales	$ 275,702	$ 359,525
Net income	$ 24,585	$ 34,993
Net income per common share:		
Basic	$ 1.14	$ 1.62
Diluted	$ 1.13	$ 1.61

4. Short-term Investments

Short-term investments include corporate bonds that are classified as available-for-sale expected to be sold within the next twelve months. These bonds, with an amortized basis of $7,043 and with maturity dates ranging from March 2011 to March 2016, were measured at fair value by using quoted prices in active markets for identical assets and are classified as Level 1 of the valuation hierarchy. The impact of these investments on results of operations and financial position was not significant.

5. Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts consists of the following:

Fiscal Year Ended	Balance at Beginning of Year	Additions	Other*	Write-offs	Balance at End of Year
April 3, 2010	$ 1,571	$ 273	$ 30	$ (632)	$ 1,242
March 28, 2009	1,018	702	(3)	(146)	1,571
March 29, 2008	867	114	37	—	1,018

*Acquisition transactions (see Part II, Item 8. "Financial Statements and Supplementary Data," Note 3 "Acquisitions").

6. Inventory

Inventories are stated at the lower of cost or market, using the first-in, first-out method, and are summarized below:

	April 3, 2010	March 28, 2009
Raw materials	$ 10,392	$ 11,325
Work in process	42,622	39,155
Finished goods	83,352	83,795
	$ 136,366	$ 134,275

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	April 3, 2010	March 28, 2009
Land	$ 9,827	$ 9,826
Buildings and improvements	35,077	33,217
Machinery and equipment	133,025	126,942
	177,929	169,985
Less: accumulated depreciation and amortization	88,392	82,288
	$ 89,537	$ 87,697

8. Restructuring of Operations

In March 2010, the Company finished the consolidation of its Houston, Texas facilities. This resulted in a total charge of $620 of which $350 was related to the remaining months on the original lease and $270 was for moving expenses.

In December 2008, the Company completed the consolidation and rationalization of its Walterboro, South Carolina plant. This resulted in a total charge of $1,410 of which $412 was related to the net disposal and impairment of fixed assets, $741 was for impairment of excess inventory, $165 for severance costs and $92 for other miscellaneous items.

9. Goodwill and Amortizable Intangible Assets

Goodwill

During fiscal 2010, goodwill increased $1,714 mostly due to the acquisition of Lubron. During fiscal 2009, goodwill increased $1,168 with the acquisition of PIC Design in addition to a $10 adjustment related to the fiscal 2008 acquisition of Phoenix.

Goodwill balances, by segment, consist of the following:

	April 3, 2010	March 28, 2009
Roller	$15,684	$15,683
Plain	17,190	15,477
Ball	671	671
Other	1,168	1,168
	$34,713	$32,999

Intangible Assets

		April 3, 2010		March 28, 2009	
	Weighted Average Useful Lives	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Product approvals	15	$ 6,083	$ 1,383	$ 5,969	$ 965
Customer relationships and lists	10	5,538	2,144	5,214	1,755
Trade names	11	1,380	709	1,374	575
Distributor agreements	5	722	722	722	722
Patents and trademarks	13	3,884	530	3,022	219
Domain names	12	437	80	437	36
Other	5	975	786	970	763
Total		$19,019	$ 6,354	$17,708	$ 5,035

Amortization expense for definite-lived intangible assets during fiscal year 2010, 2009 and 2008 was $1,333, $1,568 and $1,254, respectively. Estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

2011	$1,364
2012	1,364
2013	1,366
2014	1,270
2015	1,269
2016 and thereafter	6,032

10. Accrued Expenses and Other Current Liabilities

The significant components of accrued expenses and other current liabilities are as follows:

	April 3, 2010	March 28, 2009
Employee compensation and related benefits	$ 4,322	$ 6,362
Taxes	2,192	1,215
Insurance	770	1,734
Interest rate swap	1,131	1,694
Other	3,024	5,528
	$ 11,439	$ 16,533

11. Debt

On June 26, 2006, RBCA entered into a credit agreement (the "KeyBank Credit Agreement") and related security and guaranty agreements with certain banks, KeyBank National Association, as Administrative Agent, and J.P. Morgan Chase Bank, N.A. as Co-Lead Arrangers. The KeyBank Credit Agreement provides RBCA with a $150,000 five-year senior secured revolving credit facility which can be increased by up to $75,000, in increments of $25,000, under certain circumstances and subject to certain conditions (including the receipt from one or more lenders of the additional commitment). Amounts outstanding under the KeyBank Credit Agreement generally bear interest at the prime rate, or LIBOR plus a specified margin, depending on the type of borrowing being made. The applicable margin is based on the Company's consolidated ratio of net debt to adjusted EBITDA from time to time. Currently, the Company's margin is 0.0% for prime rate loans and 0.625% for LIBOR rate loans. Amounts outstanding under the KeyBank Credit Agreement are due and payable on the expiration date of the credit agreement (June 24, 2011). The Company can elect to prepay some or all of the outstanding balance from time to time without penalty. The KeyBank Credit Agreement requires the Company to comply with various covenants. As of April 3, 2010, the Company was in compliance with all such covenants. The KeyBank Credit Agreement allows the Company to, among other things, make distributions to shareholders, repurchase its stock, incur other debt or liens, or acquire or dispose of assets provided that the Company complies with certain requirements and limitations of the credit agreement. The Company's obligations under the KeyBank Credit Agreement are secured by a pledge of substantially all of the Company's and RBCA's assets and a guaranty by the Company of RBCA's obligations.

Approximately $5,971 of the KeyBank Credit Agreement is being utilized to provide letters of credit to secure RBCA's obligations relating to certain insurance programs. As of April 3, 2010, RBCA had the ability to borrow up to an additional $107,028 under the KeyBank Credit Agreement.

On January 8, 2008, the Company entered into an interest rate swap agreement with a total notional value of $30,000 to hedge a portion of its variable rate debt. Under the terms of the agreement, the Company pays interest at a fixed rate (3.64%) and receives interest at variable rates. The maturity date of the interest swap is June 24, 2011. The fair value of this swap at April 3, 2010 was a liability of $1,131, included in other current liabilities, and was measured using observable market inputs such as yield curves. Based on these inputs, the swap is classified as a Level 2 of the valuation hierarchy. This instrument is designated and qualifies as a cash flow hedge. Accordingly, the gain or loss on both the hedging instrument and the hedged item attributable to the hedged risk are recognized in other comprehensive income and reclassified into earnings contemporaneously with the earnings effect of the hedged transaction. Earnings effect and the hedged item are reported in interest expense.

On September 10, 2007, the Company and RBCA entered into an amendment of the KeyBank Credit Agreement. Pursuant to the terms of the amendment, the commitment fees payable under the KeyBank Credit Agreement were decreased from a range of 10 to 27.5 basis points, based on the Company's leverage ratio (as defined under the KeyBank Credit Agreement) to a range of 7.5 to 20 basis points. Further, the margin payable under the KeyBank Credit Agreement for revolving loans that are base rate loans, based on the Company's leverage ratio, was decreased from a range of 0 to 75 basis points to a range of 0 to 25 basis points. The margin payable under the KeyBank Credit Agreement for revolving loans that are fixed rate loans, based on the Company's leverage ratio (as defined under the agreement) was decreased from a range of 62.5 to 165 basis

points to a range of 37.5 to 115 basis points. Also, the covenant requiring the Company to limit capital expenditures (excluding acquisitions) in any fiscal year to an amount not to exceed $20,000 was amended to increase the limit to an amount not to exceed $30,000.

On October 27, 2008, Schaublin entered into a new bank credit facility with Credit Suisse (the "Swiss Credit Facility") which replaced the prior bank credit facility of December 8, 2003 and its amendment of November 8, 2004. This facility provides for up to 4,000 Swiss francs, or $3,780, of revolving credit loans and letters of credit. Borrowings under the Swiss Credit Facility bear interest at Credit Suisse's prevailing prime bank rate. As of April 3, 2010, there were no borrowings under the Swiss Credit Facility.

On May 1, 2008, the Company voluntarily paid off the Series 1999 bonds, the principal of which was $4,800. In addition, on June 2, 2008, the Company voluntarily paid off the Series 1994 A and B bonds, the principal amounts of which were $7,700 and $3,000, respectively. The Company recorded a non-cash pre-tax charge of approximately $319 in the period ended March 28, 2009 to write off deferred financing costs associated with the voluntary payoff of the bonds.

The balances payable under all borrowing facilities are as follows:

	April 3, 2010	March 28, 2009
KeyBank Credit Agreement		
Five-year senior secured revolving credit facility; amounts outstanding bear interest at the prime rate or LIBOR, plus a specified margin, depending on the type of borrowing being made (prime rate 3.25% at April 3, 2010 and March 28, 2009, respectively, and LIBOR 0.25% and 0.5% at April 3, 2010 and March 28, 2009, respectively)	$37,000	$67,000
Notes Payable	1,453	1,151
Total Debt	38,453	68,151
Less: Current Portion	1,453	1,151
Long-Term Debt	$37,000	$67,000

The current portion of long-term debt as of April 3, 2010 includes a $703 note payable related to the acquisition of Lubron and a $750 note payable related to the AllPower acquisition. As of March 28, 2009, the current portion of long-term debt includes $401 notes payable related to the acquisitions of AID and BEMD and a $750 note payable related to the All Power acquisition.

Maturities of debt during each of the following two fiscal years are as follows:

2011	$ 1,453
2012	37,000

12. Other Non-Current Liabilities

The significant components of other non-current liabilities consist of:

	April 3, 2010	March 28, 2009
Non-current pension liability	$1,730	$ —
Other postretirement benefits	2,652	2,848
Non-current income tax liability	8,747	8,153
Other	4,568	3,505
	$17,697	$14,506

13. Pension Plans

At April 3, 2010, the Company has one consolidated noncontributory defined benefit pension plan covering union employees in its Heim division plant in Fairfield, Connecticut, its Bremen subsidiary plant in Plymouth, Indiana and former union employees of the Tyson subsidiary in Glasgow, Kentucky and the Nice subsidiary in Kulpsville, Pennsylvania.

Effective March 31, 2007, the pension plan for the Tyson subsidiary in Glasgow, Kentucky was curtailed in the terms of the Shutdown Agreement between Tyson Bearings Company, Inc. and the United Steelworkers of America (AFL-CIO) Local 7461-01 dated February 6, 2007. No further benefits will accrue against this plan and no new employees will become eligible for participation in the plan.

As of April 3, 2010, plan assets are comprised primarily of cash and short-term investments. The fair value of the short-term investments are determined using quoted market prices of identical instruments and are therefore Level 1 investments. The plan provides benefits of stated amounts based on a combination of an employee's age and years of service. The Company uses a March 31 measurement date for its plan.

The following tables set forth the funded status of the Company's defined benefit pension plan and the amount recognized in the balance sheet at April 3, 2010 and March 28, 2009:

	April 3, 2010	March 28, 2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 18,842	$ 20,253
Service cost	307	441
Interest cost	1,279	1,211
Actuarial (gain) loss	2,133	(1,169)
Benefits paid	(1,539)	(1,894)
Benefit obligation, at measurement date	$ 21,022	$ 18,842
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 19,783	$ 20,745
Actual return on plan assets	48	682
Employer contributions	1,000	250
Benefits paid	(1,539)	(1,894)
Fair value of plan assets	$ 19,292	$ 19,783
Over (under) funded status	$(1,730)	$ 941
Amounts recognized in the consolidated balance sheet:		
Non-current assets	$ —	$ 941
Non-current liabilities	(1,730)	—
Net asset recognized	$(1,730)	$ 941

Amounts recognized in accumulated other comprehensive loss:

	April 3, 2010	March 28, 2009
Prior service cost	$ 270	$ 311
Net actuarial loss	5,702	2,069
Accumulated other comprehensive loss	$ 5,972	$ 2,380

Amounts included in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost in 2011:

Prior service cost	$ 53
Net actuarial loss	400
Total	$ 453

Benefits under the union plans are not a function of employees' salaries; thus, the accumulated benefit obligation equals the projected benefit obligation.

The following table sets forth net periodic benefit cost of the Company's plan for the three fiscal years in the period ended April 3, 2010:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Components of net periodic benefit cost:			
Service cost	$ 307	$ 441	$ 270
Interest cost	1,280	1,211	1,184
Expected return on plan assets	(1,574)	(1,691)	(1,474)
Amortization of prior service cost	49	40	8
Amortization of losses	25	—	163
Additional amount recognized due to curtailment	(8)	—	—
Net periodic benefit cost	$ 79	$ 1	$ 151

The assumptions used in determining the net periodic benefit cost information are as follows:

	FY 2010	FY 2009	FY 2008
Discount rate	7.00%	6.25%	6.00%
Expected long-term rate of return on plan assets	8.25%	8.50%	8.50%

The discount rate used in determining the funded status as of April 3, 2010 and March 28, 2009 was 6.00% and 7.00%, respectively.

In developing the overall expected long-term return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities and debt securities. The excess returns were weighted by the representative target allocation and added along with an appropriate rate of inflation to develop the overall expected long-term return on plan assets assumption.

The Company's investment program objective is to achieve a rate of return on plan assets which will fund the plan liabilities and provide for required benefits while avoiding undue exposure to risk to the plan and increases in funding requirements. The Company's target allocation of plan assets was 100 percent short-term investments as of April 3, 2010 and March 28, 2009. In the Company's opinion, there is still uncertainty in the global equity and debt markets and the global financial system. The Company has developed a new asset allocation strategy for fiscal 2011 and beyond based on a 60% to 80% equity allocation and 20% to 40% fixed income allocation, but until the Company sees stabilization in the global financial markets, it will continue to be vested 100% in short-term investments.

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of fiscal 2010.

2011	$1,394
2012	1,454
2013	1,456
2014	1,518
2015	1,550
2016-2020	8,363

One of the Company's foreign operations, Schaublin, sponsors a pension plan for its approximately 132 employees in conformance with Swiss pension law. The plan is funded with a reputable (S&P rating AA-) Swiss insurer. Through the insurance contract, the Company has effectively transferred all investment and mortality risk to the insurance company, which guarantees the federally mandated annual rate of return and the conversion rate at retirement. As a result, the plan has no unfunded liability; the interest cost is exactly offset by actual return. Thus, the net periodic cost is equal to the amount of annual premium paid by the Company. For fiscal years 2010, 2009 and 2008, the Company made contribution and premium payments equal to $644, $588 and $530, respectively.

The Company also has a defined contribution plan under Section 401(k) of the Internal Revenue Code for all of its employees not covered by a collective bargaining agreement. The plan is funded by eligible participants through employee contributions and by Company contributions which equaled 30% of the first 6% of eligible employee compensation. Effective January 1, 2009, the Company temporarily suspended the employer contribution to this plan. Employer contributions under this plan amounted to $0, $568 and $595 in fiscal 2010, 2009 and 2008, respectively.

Effective September 1, 1996, the Company adopted a non-qualified Supplemental Executive Retirement Plan ("SERP") for a select group of highly compensated management employees designated by the Board of Directors of the Company. The SERP allowed eligible employees to elect to defer, until termination of their employment, the receipt of up to 25% of their salary. In August 2008, the plan was modified, allowing eligible employees to elect to defer up to 75% of their current salary and up to 100% of bonus compensation. The Company made contributions equal to the lesser of 50% of the deferrals, or 3.5% of the employees' annual salary, which vest in full after one year of service following the effective date of the SERP. Effective January 1, 2009, the Company temporarily suspended the employer contribution to this plan. Employer contributions under this plan amounted to $0, $131 and $175 in fiscal 2010, 2009 and 2008, respectively.

14. Postretirement Health Care and Life Insurance Benefits

The Company, for the benefit of employees at its Heim, West Trenton and Bremen facilities and former union employees of its Tyson and Nice subsidiaries, sponsors contributory defined benefit health care plans that provide postretirement medical and life insurance benefits to union employees who have attained certain age and/or service requirements while employed by the Company. As a result of the acquisition of PIC Design in fiscal 2009, the Company assumed the postretirement health care and life insurance liability for former employees covered by the existing plan. The plans are unfunded and costs are paid as incurred. Postretirement benefit obligations are included in "Accrued expenses and other current liabilities" and "Other non-current liabilities" in the Consolidated Balance Sheet.

The following table set forth the funded status of the Company's postretirement benefit plans, the amount recognized in the balance sheet at April 3, 2010 and March 28, 2009:

	April 3, 2010	March 28, 2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 3,153	$ 2, 891
Service cost	44	49
Interest cost	190	200
Actuarial (gain) loss	(47)	(154)
Benefits paid	(227)	(249)
Acquisition	—	416
Gain on curtailment	(206)	—
Benefit obligation at end of year	$ 2,907	$ 3,153
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Company contributions	227	249
Benefits paid	(227)	(249)
Fair value of plan assets at end of year	$ —	$ —
Funded status, end of year	$ (2,907)	$ (3,153)
Amounts recognized in the consolidated balance sheet:		
Current liability	$ (255)	$ (305)
Non-current liability	(2,652)	(2,848)
Net liability recognized	$ (2,907)	$ (3,153)
Amounts recognized in accumulated other comprehensive loss:		
Prior service cost	$ 40	$ 109
Net actuarial loss	349	382
Accumulated other comprehensive loss	$ 389	$ 491
Amounts included in accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost (income) in 2011:		
Prior service cost (income)	$ (21)	
Net actuarial loss	9	
Total	$ (12)	

Components of net periodic benefit cost:	April 3, 2010	March 28, 2009	March 29, 2008
	Fiscal Year Ended		
Service cost	$ 44	$ 49	$ 60
Interest cost	190	200	165
Prior service cost amortization	29	1	(30)
Amount of loss recognized	2	22	38
Gain on curtailment	(100)	—	—
Net periodic benefit cost	$ 165	$ 272	$ 233

The Company uses a March 31 measurement date for its plans.

The plans contractually limit the benefit to be provided for certain groups of current and future retirees. As a result, there is no health care trend associated with these groups. The discount rate used in determining the accumulated postretirement benefit obligation was 6.00% at April 3, 2010 and 7.00% at March 28, 2009. The discount rate used in determining the net periodic benefit cost was 7.00% for fiscal 2010, 6.50% for fiscal 2009 and 6.00% for fiscal 2008. The RP-2000 Combined Mortality Table was used to determine the postretirement net periodic benefit costs in fiscal 2010, 2009 and 2008.

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of fiscal 2010:

2011	$ 255
2012	239
2013	238
2014	242
2015	238
2016-2020	1,269

15. Income Taxes

Income before income taxes for the Company's domestic and foreign operations is as follows:

	Fiscal Year Ended		
	April 3, 2010	**March 28, 2009**	**March 29, 2008**
Domestic	$29,238	$44,011	$51,660
Foreign	3,772	7,390	8,219
	$33,010	$51,401	$59,879

The provision for (benefit from) income taxes consists of the following:

	Fiscal Year Ended		
	April 3, 2010	**March 28, 2009**	**March 29, 2008**
Current:			
Federal	$ 4,870	$ 14,224	$ 6,781
State	2,212	1,326	1,428
Foreign	461	1,274	1,269
	7,543	16,824	9,478
Deferred:			
Federal	1,446	22	10,057
State	(364)	101	150
	1,082	123	10,207
Total	$ 8,625	$16,947	$19,685

A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations follows:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Income taxes using U.S. federal statutory rate	$11,554	$17,990	$20,958
State income taxes, net of federal benefit	1,381	1,105	887
Domestic production activities deduction	(526)	(842)	(907)
Foreign rate differential	(859)	(1,312)	(1,699)
Advanced energy manufacturing tax credit	(2,665)	—	—
Other	(260)	6	446
	$8,625	$16,947	$19,685

Net deferred tax assets (liabilities) consist of the following:

	April 3, 2010	March 28, 2009
Deferred tax assets (liabilities):		
Postretirement benefits	$ 942	$ 1,020
Employee compensation accruals	1,042	1,787
State net operating losses	918	959
Inventory	4,625	4,326
Stock compensation	1,998	1,536
Pension	598	(351)
State tax	1,655	1,354
Fair value of derivative	422	632
Other	1,846	1,161
Valuation allowance	(353)	(353)
Total deferred tax assets	13,693	12,071
Deferred tax liabilities:		
Property, plant and equipment	(9,090)	(7,573)
Intangible assets	(4,276)	(4,162)
Total deferred tax liabilities	(13,366)	(11,735)
Net deferred tax assets	$ 327	$ 336

A valuation allowance has been recorded on certain state net operating losses as it is more likely than not that these losses will not be utilized.

The Company has determined that its undistributed foreign earnings of approximately $39,114 at April 3, 2010 will be re-invested indefinitely based upon the need for cash in its foreign operations, potential foreign acquisitions and the Company's inability to remit cash back to the United States under its current foreign debt obligations. Schaublin has a tax holiday that provides a 75% reduction of the statutory rate relating to its Swiss facility. This resulted in a tax benefit of approximately $1,000, $1,200 and $1,400 in fiscal 2010, 2009 and 2008, respectively. This tax holiday expired in March 2010.

As the Company's undistributed earnings in foreign subsidiaries are considered to be reinvested indefinitely, no provision for U.S. federal and state income taxes has been provided. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment of foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation.

At April 3, 2010, the Company has state net operating losses in different jurisdictions at varying amounts up to $17,900, which expire at various dates through 2026. The Company's tax returns are subject to review and examination by various taxing authorities, which could result in changes to accrued tax estimates.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to state or foreign income tax examinations by tax authorities for years ending before March 31, 2003. The Company is no longer subject to U.S. federal tax examination by the Internal Revenue Service for years ending before March 31, 2005. The Company is currently under Internal Revenue Service examination for

fiscal years 2007 and 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows:

Balance at March 29, 2008	$3,878
Increases for tax positions taken during the current period	3,531
Balance at March 28, 2009	7,409
Increases for tax positions taken during the current period	1,341
Decrease due to a settlement with taxing authorities	(541)
Balance at April 3, 2010	$8,209

The increase in tax positions is a result of tax credits and state income taxes. The decrease in tax positions is due to an agreed-upon IRS audit adjustment. Substantially all of the Company's unrecognized tax benefits would impact the effective tax rate if recognized.

The Company recognizes the interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company recognized a benefit of $205 and a charge of $390 of interest and penalties on its statement of operations for the fiscal years ended April 3, 2010 and March 28, 2009, respectively. The Company has approximately $538 and $743 of accrued interest and penalties at April 3, 2010 and March 28, 2009, respectively.

The American Recovery and Reinvestment Act of 2009 provides for a new Advanced Energy Manufacturing Credit under Internal Revenue Code 48C ("Section 48C credit"). This 30% investment credit on qualified property is a collaborative effort of the Internal Revenue Service and the Department of Energy. Its purpose is to encourage the re-equipment, expansion, or establishment of a manufacturing facility for the production of qualified advanced energy property. This Section 48C credit is generally allowed in the taxable year in which the eligible property is placed in service by the taxpayer. On January 7, 2010, the Company was notified by the Internal Revenue Service that it has received an award of $4,200 related to the recently completed investment in the Company's Houston, Texas facility. This facility was placed in service by the Company in fiscal 2010. As such, the net benefit of this credit has been recorded in fiscal 2010.

16. Stockholders' Equity

Stock Option Plans

2001 Stock Option Plan

The RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 2001 Stock Option Plan was adopted in fiscal 2002 and amended and restated on October 24, 2003. The terms of the 2001 Stock Option Plan provide for the grant of options to purchase up to 1,008,553 shares of common stock to officers and employees of, and consultants (including members of the board of directors) to, the Company and its subsidiaries selected by the CEO to participate in the plan. Options granted may be either incentive stock options (under Section 422 of the Internal Revenue Code) or non-qualified stock options. The 2001 Stock Option Plan, which expires in July 2011, is to be governed by the Company's board of directors or a committee to which the board of directors delegates its responsibilities. As of April 3, 2010, there were outstanding options to purchase 92,300 shares of common stock granted under the 2001 Stock Option Plan, all of which were exercisable. As of August 15, 2005, the 2001 Stock Option Plan was frozen and no additional stock options will be awarded pursuant to the plan.

2005 Long-Term Incentive Plan

The 2005 Long-Term Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Directors, officers and other employees and persons who engage in services for the Company are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to the Company's success and to enable the Company to attract, retain and reward the best available persons for positions of responsibility.

1,139,170 shares of common stock were authorized for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in the Company's corporate structure or in the outstanding shares of common stock. An amendment to increase the number of shares available for issuance under the 2005 Long-Term Incentive Plan from 1,139,170 to 1,639,170 was approved by shareholder vote in September 2006. A further amendment to increase the number of shares available for issuance under the 2005 Long-Term Incentive Plan from 1,639,170 to 2,239,170 was approved

by shareholder vote in September 2007. The Company may grant shares of restricted stock to its employees and directors in the future under the plan. The Company's compensation committee will administer the plan. The Company's board of directors also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, is set forth consistent with the plan in a written agreement with the grantee.

Stock Options. Under the 2005 Long-Term Incentive Plan, the compensation committee or the board may approve the award of grants of incentive stock options and other non-qualified stock options. The compensation committee also has the authority to approve the grant of options that will become fully vested and exercisable automatically upon a change in control. The compensation committee may not, however, approve an award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not approve an award of incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000 determined at the time of grant. The compensation committee will approve the exercise price and term of any option in its discretion; however, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. In the case of any incentive stock option, the option must be exercised within 10 years of the date of grant. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant. As of April 3, 2010, there were outstanding options to purchase 1,758,202 shares of common stock granted under the 2005 Long-Term Incentive Plan, 947,913 of which were exercisable.

Restricted Stock. Under the 2005 Long-Term Incentive Plan, the compensation committee may approve the award of restricted stock subject to the conditions and restrictions, and for the duration that it determines in its discretion. As of April 3, 2010, there were 122,775 shares of restricted stock outstanding.

Stock Appreciation Rights. The compensation committee may approve the grant of stock appreciation rights, or SARs, subject to the terms and conditions contained in the plan. Under the 2005 Long-Term Incentive Plan, the exercise price of a SAR must equal the fair market value of a share of the Company's common stock on the date the SAR was granted. Upon exercise of a SAR, the grantee will receive an amount in shares of our common stock equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised.

Performance Awards. The compensation committee may approve the grant of performance awards contingent upon achievement by the grantee or by the Company, of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

Amendment and Termination of the Plan. The board may amend or terminate the 2005 Long-Term Incentive Plan at its discretion, except that no amendment will become effective without prior approval of the Company's stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements. If not previously terminated by the board, the plan will terminate on the tenth anniversary of its adoption.

A summary of the status of the Company's stock options outstanding as of April 3, 2010, March 28, 2009 and March 29, 2008, and changes during the years ended on those dates, is presented below. All cashless exercises of options and warrants are handled through an independent broker.

	Number Of Common Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Intrinsic Value
Outstanding, March 28, 2009	1,512,277	$ 20.78	5.9	$ 1,564
Awarded	363,000	23.90		
Exercised	(23,275)	13.86		
Forfeitures	(1,500)	32.85		
Outstanding, April 3, 2010	1,850,502	$ 21.47	5.3	$ 19,155
Exercisable, April 3, 2010	1,040,213	$ 18.44	4.9	$ 13,890

The fair value for the Company's options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions, which are updated to reflect current expectations of the dividend yield, expected life, risk-free interest rate and using historical volatility to project expected volatility:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Dividend yield	0.0%	0.0%	0.0%
Expected weighted-average life (yrs.)	4.7	4.5	5.0
Risk-free interest rate	2.25%	1.78%	5.0%
Expected volatility	39.8%	42.8%	35.4%

The weighted average fair value per share of options granted was $8.86 in fiscal 2010, $7.69 in fiscal 2009 and $12.79 in fiscal 2008.

As of April 3, 2010, there was $6,687 of unrecognized compensation costs related to options which is expected to be recognized over a weighted average period of 2.9 years. The total fair value of options that vested in fiscal 2010, 2009 and 2008 was $5,775, $1,592 and $1,738, respectively. The total intrinsic value of options exercised in fiscal 2010, 2009 and 2008 was $364, $259 and $6,925, respectively.

Of the total awards outstanding at April 3, 2010, 1,814,061 are either fully vested or are expected to vest. These shares have a weighted average exercise price of $21.39, an intrinsic value of $18,920, and a weighted average contractual term of 5.3 years.

A summary of the status of the Company's restricted stock outstanding as of April 3, 2010 and changes during the year then ended, is presented below.

	Number Of Restricted Stock Shares	Weighted-Average Grant Date Fair Value
Non-vested, March 28, 2009	123,649	$ 25.02
Granted	41,000	22.73
Vested	(41,874)	24.28
Non-vested, April 3, 2010	122,775	$ 24.51

The Company recorded $1,037 (net of taxes of $355) in compensation in fiscal 2010 related to restricted stock awards. These awards were valued at the fair market value of the Company's common stock on the date of issuance and are being amortized as expense over the applicable vesting period. Unrecognized expense for restricted stock was $2,480 at April 3, 2010. This cost is expected to be recognized over a weighted average period of approximately 2.1 years.

17. Commitments and Contingencies

The Company leases facilities under non-cancelable operating leases, which expire on various dates through September 2021, with rental expense aggregating $4,186, $3,945 and $3,893 in fiscal 2010, 2009 and 2008, respectively.

The Company also has non-cancelable operating leases for transportation, computer and office equipment, which expire at various dates. Rental expense for fiscal 2010, 2009 and 2008 aggregated $1,295, $1,341 and $1,347, respectively.

Certain of the above leases are renewable while none bear material contingent rent or concession clauses.

The aggregate future minimum lease payments under operating leases are as follows:

2011	$ 4,861
2012	4,057
2013	2,876
2014	2,104
2015	1,827
2016 and thereafter	2,803
	$ 18,528

As of April 3, 2010, approximately 12% of the Company's hourly employees in the U.S. and abroad were represented by labor unions.

The Company enters into government contracts and subcontracts that are subject to audit by the government. In the opinion of the Company's management, the results of such audits, if any, are not expected to have a material impact on the financial condition or results of operations of the Company.

In fiscal 2010, 5.2% of the Company's net sales were made directly, and approximately an additional 22.4% of the Company's net sales were made indirectly, to the U.S. government.

The Company is subject to federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. The Company also may be liable under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws for the costs of investigation and cleanup of contamination at facilities currently or formerly owned or operated by the Company, or at other facilities at which the Company may have disposed of hazardous substances. In connection with such contamination, the Company may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Agencies responsible for enforcing these laws have authority to impose significant civil or criminal penalties for non-compliance. The Company believes it is currently in material compliance with all applicable requirements of environmental laws. The Company does not anticipate material capital expenditures for environmental compliance in fiscal years 2011 or 2012.

Investigation and remediation of contamination is ongoing at some of the Company's sites. In particular, state agencies have been overseeing groundwater monitoring activities at the Company's facilities in Hartsville, South Carolina and Fairfield, Connecticut. At Hartsville, the Company is monitoring low levels of contaminants in the groundwater caused by former operations. The state will permit the Company to cease monitoring activities after two consecutive sampling periods demonstrate contaminants are below action levels. In connection with the purchase of the Fairfield, Connecticut facility in 1996, the Company agreed to assume responsibility for completing clean-up efforts previously initiated by the prior owner. The Company submitted data to the state that the Company believes demonstrates that no further remedial action is necessary, although the state may require additional clean-up or monitoring. In connection with the purchase of the Company's Clayton, Georgia facility, the Company agreed to take assignment of the hazardous waste permit covering such facility and to assume certain responsibilities to implement a corrective action plan concerning the remediation of certain soil and groundwater contamination present at that facility. The corrective action plan is in the early stages. Although there can be no assurance, the Company does not expect the costs associated with the above sites to be material.

There are various claims and legal proceedings against the Company relating to its operations in the normal course of business, none of which the Company believes is material to its financial position or results of operations. The Company currently maintains insurance coverage for product liability claims.

18. U.S. Continued Dumping and Subsidy Offset Act (CDSOA) Payment

On December 2, 2009, the Company received approximately $186 in payments under the U.S. Continued Dumping and Subsidy Act (CDSOA) for 2009. On December 12, 2008, the Company received approximately $377 in payments under the CDSOA for 2008. In addition, on December 7, 2007, the Company received approximately $255 in payments under the CDSOA for 2007. The CDSOA distributes antidumping duties paid by overseas companies to qualified domestic firms hurt by unfair trade. These payments have been classified below Operating Income in "Other non-operating expense (income)" on the Consolidated Statements of Operations.

19. Other Operating Expense, Net

Other operating expense, net is comprised of the following:

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Loss on disposition of assets	$ 200	$ 4,377	$ 131
Plant consolidation and moving costs	1,199	1,081	481
Provision for doubtful accounts	10	394	114
Amortization of intangibles	1,333	1,568	1,254
Other expense (income)	(213)	51	(156)
	$ 2,529	$ 7,471	$ 1,824

20. Reportable Segments

The Company operates through operating segments for which separate financial information is available, and for which operating results are evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. Those operating segments with similar economic characteristics and that meet all other required criteria, including nature of the products and production processes, distribution patterns and classes of customers, are aggregated as reportable segments. Certain other operating segments do not exhibit the common attributes mentioned above and do not meet the quantitative thresholds for separate disclosure, and their information is combined and disclosed as "Other". There is also a segment reflecting corporate charges.

The Company has four reportable business segments engaged in the manufacture and sale of the following:

Roller Bearings. Roller bearings are anti-friction bearings that use rollers instead of balls. The Company manufactures four basic types of roller bearings: heavy duty needle roller bearings with inner rings, tapered roller bearings, track rollers and aircraft roller bearings.

Plain Bearings. Plain bearings are produced with either self-lubricating or metal-to-metal designs and consists of several sub-classes, including rod end bearings, spherical plain bearings and journal bearings. Unlike ball bearings, which are used in high-speed rotational applications, plain bearings are primarily used to rectify inevitable misalignments in various mechanical components.

Ball Bearings. The Company manufactures four basic types of ball bearings: high precision aerospace, airframe control, thin section and commercial ball bearings which are used in high-speed rotational applications.

Other. Other consists of four minor operating locations that do not fall into the above segmented categories. The Company produces precision ground ball bearing screws that offer repeatable positioning accuracy in machine tools, transfer lines, robotic handling and semiconductor equipment. The Company's precision machine tool collets provide effective part holding and accurate part location during machining operations. Additionally, the Company provides machining for integrated bearing assemblies and aircraft components for the commercial and defense aerospace markets and tight-tolerance, precision mechanical components for use in the motion control industry.

Corporate. Corporate consists of expenses incurred at the corporate office.

The accounting policies of the reportable segments are the same as those described in Part II, Item 8. "Financial Statements and Supplementary Data," Note 2 "Summary of Significant Accounting Policies." Segment performance is evaluated based on segment net sales, operating income and total assets. Items not allocated to segment operating income include corporate administrative expenses and certain other amounts. Identifiable assets by reportable segment consist of those directly identified with the segment's operations. Corporate assets consist of cash, fixed assets and certain prepaid expenses.

	Fiscal Year Ended		
	April 3, 2010	March 28, 2009	March 29, 2008
Net External Sales			
Roller	$ 73,164	$ 94,428	$ 97,019
Plain	134,303	166,658	154,535
Ball	45,442	63,625	56,677
Other	21,793	31,085	22,369
	$274,702	$355,796	$330,600
Operating Income			
Roller	$ 20,969	$ 23,697	$ 28,818
Plain	28,554	41,517	40,982
Ball	5,594	14,474	14,284
Other	1,992	2,375	2,669
Corporate	(22,439)	(27,093)	(23,903)
	$ 34,670	$ 54,970	$ 62,850
Total Assets			
Roller	$ 105,912	$ 94,391	$ 88,053
Plain	242,973	218,922	203,201
Ball	45,819	52,075	37,303
Other	7,904	8,952	11,773
Corporate	(26,653)	7,727	(3,218)
	$375,955	$382,067	$337,112
Capital Expenditures			
Roller	$ 1,544	$ 5,885	$ 10,611
Plain	2,369	3,001	3,919
Ball	5,610	17,793	2,084
Other	313	750	1,065
Corporate	70	154	79
	$ 9,906	$ 27,583	$ 17,758
Depreciation & Amortization			
Roller	$ 3,636	$ 3,635	$ 3,363
Plain	4,583	5,466	4,534
Ball	1,561	907	732
Other	1,205	1,441	1,299
Corporate	845	711	537
	$ 11,830	$ 12,160	$ 10,465
Geographic External Sales			
Domestic	$234,329	$301,413	$280,510
Foreign	40,373	54,383	50,090
	$274,702	$355,796	$330,600
Geographic Long-Lived Assets			
Domestic	$ 84,718	$ 84,082	$ 69,975
Foreign	4,819	3,615	3,268
	$ 89,537	$ 87,697	$ 73,243
Intersegment Sales			
Roller	$ 8,331	$ 10,393	$ 8,298
Plain	1,692	1,846	1,417
Ball	3,764	7,793	7,105
Other	15,416	19,283	17,093
	$ 29,203	$ 39,315	$ 33,913

All intersegment sales are eliminated in consolidation.

ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rule 13a-15(e) of the Securities Exchange Act of 1934. As of the end of the period covered by this report, the Company performed an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures provide reasonable assurance that the material information required to be disclosed by the Company in the reports that it files or submits to the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. No changes were made to the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's management believes that its disclosure controls and procedures were effective as of April 3, 2010.

Management's Report on Internal Control Over Financial Reporting

Management of RBC Bearings Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934.

The Company's internal control over financial reporting is supported by written policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 3, 2010 as required by Securities Exchange Act of 1934. In making this assessment, we used the criteria set forth in the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of April 3, 2010.

The effectiveness of our internal control over financial reporting as of April 3, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on the following page.

RBC Bearings Incorporated

Oxford, Connecticut
June 2, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of RBC Bearings Incorporated

We have audited RBC Bearings Incorporated's internal control over financial reporting as of April 3, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RBC Bearings Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RBC Bearings Incorporated maintained, in all material respects, effective internal control over financial reporting as of April 3, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RBC Bearings Incorporated as of April 3, 2010 and March 28, 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows, for each of the three years in the period ended April 3, 2010, and our report dated June 2, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Hartford, Connecticut
June 2, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

The information called for by Part III (Items 10, 11, 12, 13 and 14) of Form 10-K will be included in our Proxy Statement for our 2010 Annual Meeting of Shareholders, which the Company intends to file within 120 days after the close of its fiscal year ended April 3, 2010 and which is incorporated herein by reference to such Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following Consolidated Financial Statements of the Company are included in Item 8, "Financial Statements and Supplementary Data":

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at April 3, 2010 and March 28, 2009

Consolidated Statements of Operations for the years ended April 3, 2010, March 28, 2009 and March 29, 2008

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended April 3, 2010, March 28, 2009 and March 29, 2008

Consolidated Statements of Cash Flows for the years ended April 3, 2010, March 28, 2009 and March 29, 2008

Notes to Consolidated Financial Statements

(a) 2. Financial Statement Schedules

All schedules have been omitted because of the absence of conditions under which they are required or because the required information is presented in the financial statements or notes thereto.

(a) 3. Exhibits

The following exhibits are filed as part of this report.

Certain of the following exhibits have been previously filed with the Securities and Exchange Commission by the Company pursuant to the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated herein by reference. The Company's Commission file number is 333-124824.

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation of RBC Bearings Incorporated dated August 13, 2005 as filed with Amendment No. 4 to RBC Bearings Incorporated's Registration Statement on Form S-1, file No. 333-124824 (the "Registration Statement") dated August 8, 2005 is hereby incorporated by reference herein.
3.2	Bylaws of RBC Bearings Incorporated, as filed as Exhibit 3.3 to Amendment No. 4 to the Registration Statement on Form S-1 dated August 8, 2005 is hereby incorporated by reference herein.
4.1	Form of stock certificate for common stock, as filed as Exhibit 4.3 to RBC Bearings Incorporated's Amendment No. 3 to Registration Statement on Form S-1 dated August 4, 2005 is hereby incorporated by reference herein.

4.2 Form of Amended and Restated Warrants to Purchase Common Stock, as filed as Exhibit 4.7 to RBC Bearing Incorporated's Registration Statement on Form S-8 dated March 15, 2006, is hereby incorporated by reference herein.

4.3 Amended and Restated Warrants to Purchase Class B Supervoting Common Stock, as filed as Exhibit 4.8 to RBC Bearing Incorporated's Registration Statement on Form S-8 dated March 15, 2006, is hereby incorporated by reference herein.

10.1 Amended and Restated 2001 Stock Option Plan of RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.), dated October 24, 2003 filed as Exhibit 10.2 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.2 Form of RBC Bearings Inc. 2005 Long-Term Equity Incentive Plan, as filed as Exhibit 4.6 to RBC Bearing Incorporated's Registration Statement on Form S-8 dated November 18, 2005, is hereby incorporated by reference herein.

10.3 Agreement of Lease between Robear West Trenton Associates, L.P. and Roller Bearing Company of America, Inc., dated February 10, 1999, for West Trenton, New Jersey premises filed as Exhibit 10.6 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.4 First Amendment to Office Lease, dated July 26, 2004, between Robear West Trenton Associates, L.P. and Roller Bearing Company of America, Inc. filed as Exhibit 10.7 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.5 Indenture of Lease dated March 31, 2004 between Roller Bearing Company of America, Inc., and Raymond Hunicke, LLC, a Connecticut limited liability company filed as Exhibit 10.8 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.6 Executed counterpart of the Pledge and Security Agreement, dated as of September 1, 1994, between Roller Bearing Company of America, Inc., Heller Financial, Inc. and Mark Twain Bank filed as Exhibit 10.9 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.7 Collective Bargaining Agreement between Roller Bearing Company of America, Inc. and the International Union U.A.W. and its Local 502, expires June 30, 2007 filed as Exhibit 10.15 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.8 Employment Agreement, dated as of July 1, 2005, between the Company and Michael J. Hartnett, Ph.D filed as Exhibit 10.19 to Amendment No. 4 to the Registration Statement dated August 8, 2005 is hereby incorporated by reference herein.

10.9 Lease Agreement, dated as of December 17, 1999, between Schaublin SA and RBC Schaublin SA filed as Exhibit 10.24 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.10 Lease Agreement dated May 17, 2004 by and between Shadowmoss Properties, LLC, a South Carolina limited liability company and Roller Bearing Company of America, Inc filed as Exhibit 10.33 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.11 Credit Agreement, dated December 8, 2003, between Credit Suisse and Schaublin SA filed as Exhibit 10.34 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.12 Amendment No. 1 to Credit Agreement, dated November 8, 2004, between Credit Suisse and Schaublin SA filed as Exhibit 10.35 to the Registration Statement on Form S-1 dated May 11, 2005 is hereby incorporated by reference herein.

10.13 Credit Agreement, dated as of June 26, 2006, among Roller Bearing Company of America, Inc., RBC Bearings Incorporated, the Lenders named therein, KeyBank National Association, J.P. Morgan Securities Inc. and LaSalle Bank National Association, filed as Exhibit 99.1 to Form 8-K dated July 18, 2006 is hereby incorporated by reference herein.

10.14 Parent Guaranty, dated as of June 26, 2006, by RBC Bearings Incorporated, in favor of KeyBank National Association, filed as Exhibit 99.2 to Form 8-K dated July 18, 2006 is hereby incorporated by reference herein.

10.15 Security Agreement, dated as of June 26, 2006, among Roller Bearing Company of America, Inc., RBC Bearings Incorporated, the Subsidiary Guarantors (as defined therein), and KeyBank National Association, filed as Exhibit 99.3 to Form 8-K dated July 18, 2006 is hereby incorporated by reference herein.

10.16 RBC Bearings Incorporated 2005 Long Term Incentive Plan (Amended and Restated as of August 29, 2007) filed as Exhibit 10.1 on Form 8-K dated August 30, 2007 is hereby incorporated by reference herein.

10.17 Amendment No. 2 to Credit Agreement, dated as of September 10, 2007 by and between Roller Bearing Company of America, Inc., RBC Bearings Incorporated and KeyBank National Association, as Administrative Agent and Lender filed as Exhibit 10.1 on Form 8-K dated September 10, 2007 is hereby incorporated by reference herein.

10.18 Agreement between RBC Heim Bearings and Local No. 376 International Union, United Automobile, Aerospace and Agricultural Implement Workers of America effective February 1, 2008 filed as Exhibit 10.5 on Form 10-Q dated February 7, 2008 is hereby incorporated by reference herein.

10.19 Form of Change in Control Letter Agreement for Named Executive Officers, filed as Exhibit 10.1 to Form 10-Q dated February 1, 2010 is hereby incorporated by reference herein.

14.1 Code of Ethics of the Registrant filed as Exhibit 14 to Form 10-Q dated February 14, 2006 is hereby incorporated by reference herein.

21 Subsidiaries of the Registrant. Filed herewith.

23 Consent of Ernst & Young LLP. Filed herewith.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.* Filed herewith.

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.* Filed herewith.

* This certification accompanies this Annual Report on Form 10-K, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBC BEARINGS INCORPORATED
(Registrant)

By: /s/ MICHAEL J. HARTNETT
Name: Michael J. Hartnett
Title: Chief Executive Officer
Date: June 2, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ MICHAEL J. HARTNETT Michael J. Hartnett Date: June 2, 2010	Chairman, President and Chief Executive Officer (Principal Executive Officer and Chairman)
/s/ DANIEL A. BERGERON Daniel A. Bergeron Date: June 2, 2010	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ THOMAS M. BURIGO Thomas M. Burigo Date: June 2, 2010	Corporate Controller
/s/ RICHARD R. CROWELL Richard R. Crowell Date: June 2, 2010	Director
/s/ ALAN B. LEVINE Alan B. Levine Date: June 2, 2010	Director
/s/ DR. AMIR FAGHRI Dr. Amir Faghri Date: June 2, 2010	Director
/s/ DR. THOMAS J. O'BRIEN Dr. Thomas J. O'Brien Date: June 2, 2010	Director

Exhibit 21

Subsidiaries of the Registrant

Roller Bearing Company of America, Inc.

RBC Precision Products—Plymouth, Inc.

Industrial Tectonics Bearings Corporation

RBC Linear Precision Products, Inc.

RBC Precision Products—Bremen, Inc.

RBC Nice Bearings, Inc.

RBC Lubron Bearing Systems, Inc.

RBC Oklahoma, Inc.

RBC Aircraft Products, Inc.

RBC Southwest Products, Inc.

All Power Manufacturing Co.

RBC de Mexico S DE RL DE CV

Schaublin Holdings S.A.

Schaublin SA

RBC France SAS

Shanghai Representative office of Roller Bearing Company of America, Inc.

RBC Bearings U.K. Limited

Phoenix Bearings, Ltd.

RBC CBS Coastal Bearing Services LLC

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129826) pertaining to the RBC Bearings Incorporated 2005 Long-Term Equity Incentive Plan, the RBC Bearings Incorporated Amended and Restated 2001 Stock Option Plan, the RBC Bearings Incorporated 1998 Stock Option Plan, and the June 23, 1997 RBC Bearings Incorporated Warrant Agreement of our reports dated June 2, 2010, with respect to the consolidated financial statements of RBC Bearings Incorporated and the effectiveness of internal control over financial reporting of RBC Bearings Incorporated, included in this Annual Report (Form 10-K) for the year ended April 3, 2010.

/s/ Ernst & Young LLP

Hartford, Connecticut
June 2, 2010

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dr. Michael J. Hartnett, certify that:

1. I have reviewed this annual report on Form 10-K of RBC Bearings Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 2, 2010

By: /s/ Michael J. Hartnett
Michael J. Hartnett
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel A. Bergeron, certify that:

1. I have reviewed this annual report on Form 10-K of RBC Bearings Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 2, 2010

By: /s/ Daniel A. Bergeron
Daniel A. Bergeron
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C SECTION 1350

The undersigned, Dr. Michael J. Hartnett, the President and Chief Executive Officer of RBC Bearings Incorporated (the "Company"), pursuant to 18 U.S.C. §1350, hereby certifies that:

(i) the Annual Report on Form 10-K for the year ended April 3, 2010 of the Company (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 2, 2010

/s/ Michael J. Hartnett
Michael J. Hartnett
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350

The undersigned, Daniel A. Bergeron, Chief Financial Officer, of RBC Bearings Incorporated (the "Company"), pursuant to 18 U.S.C. §1350, hereby certifies:

(i) the Annual Report on Form 10-K for the period ended April 3, 2010 of the Company (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 2, 2010

/s/ Daniel A. Bergeron
Daniel A. Bergeron
Chief Financial Officer

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478
Telephone: (203) 267-7001
Fax: (203) 267-5000
Web site: www.rbcbearings.com

ANNUAL MEETING OF SHAREHOLDERS
The Annual Shareholders Meeting will be held at The Crowne Plaza, 1284 Strongtown Road, Southbury, Connecticut 06488 on Wednesday, September 8, 2010 at 9:00 a.m., Eastern daylight time.

10-K ANNUAL REPORT
The RBC Bearings Incorporated Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended April 3, 2010 is available at no charge to shareholders who direct a request in writing to the Company:

Attention: Investor Relations
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

The RBC Bearings Incorporated Form 10-K Annual Report and all other Company filings with the Securities and Exchange Commission are also accessible at no charge on the Company's web site at www.rbcbearings.com as soon as reasonably practicable after filing with the Commission.

COMMON STOCK DATA
RBC Bearings Incorporated's common stock is listed and traded on the Nasdaq National Market ("NASDAQ") with the symbol ROLL.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Effective June 10, 2010)
PricewaterhouseCoopers LLP
185 Asylum Street
Suite 2400
Hartford, Connecticut 06103

TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: (800) 866-1340

FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the Securities and Exchange Act of 1934 regarding the Company's plans, expectations, estimates and beliefs. Forward-looking statements are typically identified by words such as "believes," "anticipates," "estimates," "intends," "will," "may," "potential," "projects" and other similar expressions. These statements are only predictions, based on the Company's current expectation about future events. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievements or that predictions or current expectations will be accurate. These forward-looking statements involve risks and uncertainties that could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. RBC Bearings Incorporated does not undertake any responsibility to update its forward-looking statements or risk factors to reflect future events or circumstances.